Exhibit 99.1

Verizon Communications Inc.

140 West Street

New York, New York 10007

                    , 2006

To Our Stockholders:

I am pleased to inform you that the board of directors of Verizon Communications Inc., which we refer to as Verizon, has approved the spin-off of the companies that comprise our domestic print and Internet yellow pages directories publishing operations. In connection with the spin-off, Verizon will transfer to Idearc Inc., which we refer to as Idearc, all of its ownership interest in Idearc Information Services Inc., which will be converted into a limited liability company, and other assets, liabilities, businesses and employees currently primarily related to Verizon’s domestic print and Internet yellow pages directories publishing operations. Idearc is a newly-formed corporation. The spin-off will be completed by making a pro rata distribution to Verizon stockholders of all of the outstanding shares of common stock of Idearc. The distribution will take place on or about November 17, 2006. In the distribution, each Verizon stockholder will receive one share of Idearc common stock for every 20 shares of Verizon common stock held as of 5:00 p.m., Eastern Time, on November 1, 2006. Idearc common stock is expected to be listed on the New York Stock Exchange, under the symbol “IAR.”

The spin-off will separate our current business into two distinct companies with independent ownership and management. We believe that this will provide an opportunity for Verizon stockholders to enhance the value of their investment by allowing each of Verizon and Idearc to separately focus on maximizing opportunities for its distinct business. In addition, we believe that the two companies, each with its own financial characteristics, may appeal to different types of investors.

As a stockholder of Verizon common stock on the record date for the distribution, you will automatically receive shares of Idearc common stock unless you sell your Verizon shares before the distribution date in the “regular way” market as described in the enclosed information statement. However, if you own fewer than 20 shares of Verizon common stock, you will receive a cash payment in lieu of a fractional share. You do not need to take any action or pay any consideration to receive the shares of Idearc in the distribution. Please do not send us certificates representing your shares of Verizon common stock.

We have received a private letter ruling from the Internal Revenue Service that, for United States Federal income tax purposes, the distribution of Idearc common stock to Verizon stockholders will qualify as a tax-free distribution. However, any cash that you receive in lieu of any fractional share of Idearc common stock to which you may be entitled generally will be taxable to you. It is a condition to completing the spin-off that we receive a favorable opinion of counsel confirming the spin-off’s tax-free status.

I encourage you to read the enclosed information statement, which is being provided to all Verizon stockholders on the record date for the distribution. It describes the spin-off in detail, including the conditions to the spin-off, and contains important business and financial information about Idearc.

We remain committed to working on behalf of our stockholders to build long-term value. We appreciate your interest and continued support.

Sincerely,

Idearc Inc.

2200 West Airfield Drive

DFW Airport, TX 75261

                    , 2006

Dear Stockholder:

We are very pleased to welcome you as a stockholder of Idearc Inc., which is expected to become an independent company following receipt of all required approvals related to its spin-off from Verizon Communications Inc., which we refer to as Verizon, on or about November 17, 2006. Idearc Inc. will consist primarily of assets, liabilities, businesses and employees currently primarily related to Verizon’s domestic print and Internet yellow pages directories publishing operations that are currently reported in Verizon’s Information Services segment in its financial statements.

Our strategy is to continue to connect our advertising customers with buyers through a variety of cost-effective products that include print and Internet yellow pages directories. Our products include: print yellow pages; print white pages; an Internet yellow pages directory, SuperPages.com®; and an information directory for wireless subscribers, SuperPages® Mobile. We will continue to be the exclusive official publisher of Verizon print directories in the markets in which Verizon is currently the incumbent local exchange carrier.

We believe that our independence will allow us to more effectively focus on meeting our financial and business objectives and provides an opportunity to deliver more value to you as a stockholder than we could as a subsidiary of Verizon. The Idearc Inc. shares are expected to be listed on the New York Stock Exchange, under the symbol “IAR”.

I encourage you to learn more about Idearc Inc. and the objectives we will pursue as an independent public company by reading the enclosed information statement. It describes the spin-off in detail, including the conditions to the spin-off. We look forward to your support and participation as a stockholder of Idearc Inc.

Sincerely,

Katherine J. Harless President

Subject to Completion, dated October 20, 2006

INFORMATION STATEMENT

Idearc Inc.

Common Stock

We are currently a subsidiary of Verizon Communications Inc., which we refer to as Verizon. Verizon has decided to spin off its domestic print and Internet yellow pages directories publishing operations by distributing all of our common stock to its stockholders as a tax-free dividend, except that you will be taxed on any cash that you receive in lieu of any fractional shares of our common stock to which you are entitled. At the distribution date, our assets, liabilities, businesses and employees will consist of those currently primarily related to Verizon’s domestic print and Internet yellow pages directories publishing operations and are currently reported in Verizon’s Information Services segment in its financial statements. After the distribution, you will own shares of both companies.

For every 20 shares of Verizon common stock, par value $0.10 per share, which we refer to as the Verizon common stock, that you hold as of 5:00 p.m., Eastern Time, on November 1, 2006, the record date for the distribution, you will receive one share of our common stock, par value $0.01 per share, which we refer to as the Idearc common stock or our common stock. For United States Federal income tax purposes, the distribution of our common stock is not expected to be taxable. You will receive cash instead of any fractional share of our common stock to which you are entitled, and that cash will generally be taxable to you. We expect Verizon to distribute shares of our common stock to its stockholders on or about November 17, 2006. As discussed more fully in this information statement, if you sell shares of Verizon common stock in the “regular way” market, and the sale of the shares settles before the distribution date, you will be selling your right to receive shares of Idearc common stock in the distribution. See “The Spin-Off—Trading Between the Record Date and Distribution Date.”

Verizon stockholders are not being requested to vote on the spin-off and you do not have to take any other action in order to receive shares of Idearc common stock. You will not be required to pay anything for the Idearc shares or to surrender any of your shares of Verizon common stock. We are not asking you for a proxy. Please do not send us a proxy or your stock certificates.

Until the shares of Idearc common stock begin trading on a “when issued” basis on or about November 2, 2006, there will be no market for trading its common stock. We expect to list Idearc common stock on the New York Stock Exchange, under the symbol “IAR”.

In reviewing this information statement, you should carefully consider the matters described under the caption “ Risk Factors” beginning on page 14.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is                     , 2006.

This information statement is being furnished solely to provide information to Verizon stockholders who will receive shares of our common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of Verizon. This information statement describes our business, the relationship between Verizon and us, and how the spin-off affects Verizon and its stockholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the distribution. You should be aware of certain risks relating to the spin-off, our business and ownership of our common stock, which are described under the heading “Risk Factors.”

You should not assume that the information contained in this information statement is accurate as of any date other than the date on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations and practices.

The information statement includes the following trademarks: Verizon®, Idearc™, Idearc Media™, SuperPages.com® and SuperPages®.

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QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

Q:	Why am I receiving this document?

A:	Verizon is delivering this document to you because you were a holder of Verizon common stock on the record date for the distribution of our shares of common stock. Accordingly, you are entitled to receive one share of our common stock for every 20 shares of Verizon common stock that you held on the record date at 5:00 p.m., Eastern Time. No action is required for you to participate in the distribution. The distribution will take place on or about November 17, 2006.

Q:	What will happen in the spin-off?

A:	Verizon will transfer to Idearc Inc., or Idearc, all of its ownership interest in Idearc Information Services Inc., or Idearc Information Services, which will be converted into a limited liability company prior to the contribution, and other assets, liabilities, businesses and employees currently primarily related to Verizon’s domestic print and Internet yellow pages directories publishing operations (which we refer to collectively as the contribution). In exchange for the contribution, Idearc will:

•	issue to Verizon additional shares of Idearc common stock to be distributed to Verizon’s stockholders pro rata in the spin-off, which we refer to as the distribution;

•	issue to Verizon senior unsecured notes and a portion of the loans under the tranche B facility, which we collectively refer to as the Idearc debt obligations; and

•	transfer to Verizon cash from cash on hand and from the proceeds of the loans under the tranche A facility, and the proceeds from the remaining portion of the loans under the tranche B facility.

We expect that Verizon will seek to exchange the Idearc debt obligations for certain outstanding Verizon debt, thereby reducing Verizon’s outstanding indebtedness. Assuming Verizon and its creditors consummate the exchange, we expect Verizon’s creditors to immediately resell the Idearc debt obligations. See “Description of Certain Indebtedness”.

After the contribution, Verizon will spinoff Idearc to the stockholders of Verizon by distributing all its shares of Idearc common stock to Verizon stockholders on a pro rata basis.

As a result of the spin-off, Idearc will become an independent public company, although Idearc will continue to have a number of significant commercial arrangements with Verizon. Idearc common stock is expected to be listed on the New York Stock Exchange under the symbol “IAR”.

Q:	What is Idearc and why is Verizon separating Idearc’s operations and distributing its stock?

A:	Idearc will be an independent company that will operate the domestic print and Internet yellow pages directories publishing operations currently conducted by Verizon directly and indirectly through its subsidiaries, which is currently reported in Verizon’s Information Services segment in its financial statements. The separation of Idearc from Verizon will result in two independent companies.

Verizon’s board of directors considered potential benefits in making its determination to effect the spin-off. Among other things, Verizon’s board of directors considered that the spin-off may:

•	allow each company to separately focus on its core business, which may facilitate the potential expansion and growth of each of Verizon and Idearc;

•	allow each company to determine its own capital structure;

•	enhance Idearc’s ability to execute a potential acquisition strategy more effectively; and

•	permit Idearc to enhance the efficiency and effectiveness of equity-based compensation programs offered to its employees.

For a further explanation of the reasons for the spin-off and more information about our business, see “The Spin-Off—Reasons for the Spin-Off” and “Our Business.”

Q:	What will Idearc’s relationship be with Verizon after the spin-off?

A:	We will be an independent public company. In connection with the spin-off, we expect to enter into certain agreements with Verizon to define the initial relationship between Verizon and us with respect to a number of services that will be provided. For example, pursuant to the terms of a publishing agreement, Verizon will name us the exclusive official publisher of Verizon print directories of wireline listings in markets where Verizon is the current incumbent local exchange carrier. The other agreements will define responsibility for obligations arising before and after the spin-off, including, among others, obligations relating to our employees, certain transition services and taxes.

We expect the commercial agreements between us and Verizon to include:

•	a transition services agreement;

•	a publishing agreement;

•	a non-competition agreement;

•	a branding agreement;

•	a listings license agreement;

•	a billing and collection agreement;

•	an intellectual property agreement;

•	a tax sharing agreement; and

•	an employee matters agreement.

In addition, it is expected that we will continue to purchase wireless and wireline voice and data services from Verizon and its affiliates for approximately five years following the spin-off.

For additional information on our relationship with Verizon after the spin-off, see “Relationship Between Verizon and Our Company After the Spin-Off.”

Q:	What sort of challenges will Idearc face as an independent company?

A:	We will continue to be a print and Internet yellow pages directories publisher and we will continue to face many of the same challenges that we have historically faced, including competition from independent directory publishers in certain markets and competition from search engines and portals on the Internet that provide classified directory information.

Furthermore, as an independent public company, we will incur capital and other costs associated with developing and implementing our own support functions. We will incur costs as a result of changes that we expect to occur in our structure, personnel needs, financing and operations. In addition, following the spin-off, we will have approximately $9,115 million of total indebtedness. See “Risk Factors—Risk Factors Relating to the Spin-Off” and “—Risk Factors Relating to Our Business.”

Q:	How will Idearc be managed?

A:	Katherine J. Harless has been the President of our newly-formed corporation, Idearc, since June 2006. Ms. Harless currently serves as President and Chief Executive Officer of Idearc Information Services, a position she has held since 2000. Ms. Harless has over 33 years of experience in the telecommunications and directory publishing industries. Ms. Harless will be supported by an experienced management team that has an average of 25 years of experience in the telecommunications and directory publishing industries. Our initial board of directors will consist of five members, four of whom will be independent. See “Management.”

Q:	How will my ownership in Verizon change as a result of the distribution?

A:	The number of shares of Verizon common stock that you own will not change as a result of the distribution. After the distribution, you will also own shares of our common stock unless you receive only cash because you are entitled to receive a fractional share.

Q:	What is the record date for the distribution?

A:	The record date was November 1, 2006, and ownership was determined as of 5:00 p.m., Eastern Time, on that date. When we refer to the “record date,” we are referring to that time and date.

Q:	When will the distribution occur?

A:	Shares of our common stock will be distributed on or about November 17, 2006. We refer to this date as the distribution date.

Q:	What do I have to do to participate in the distribution?

A:	Nothing. Stockholders of Verizon common stock on the record date are not required to pay any cash or deliver any other consideration, including any shares of Verizon common stock, for the shares of our common stock to be distributed to them.

Q:	How will shares of Idearc common stock be distributed to me?

A:	If you were a holder of shares of Verizon common stock on the record date, you will receive shares of our common stock in book-entry form. Record stockholders will receive additional information from the transfer agent of Idearc shortly after the distribution date. Beneficial holders will receive information from their brokerage firms or other nominees. See “The Spin-Off—When and How You Will Receive Our Common Stock.”

Q:	If I sell my shares of Verizon common stock before the distribution date, will I still be entitled to receive shares of Idearc common stock in the distribution with respect to the shares of Verizon common stock that I sold?

A:	Beginning shortly after the record date and continuing until the distribution date, there will be two markets in Verizon common stock on the New York Stock Exchange: a “regular way” market and an “ex-distribution” market. If you own shares of Verizon common stock on the record date and sell those shares on the regular way market before the distribution date, you will also be selling your entitlement to the shares of Idearc common stock that would have been distributed to you and, therefore, you will not receive Idearc shares. If you sell shares on the ex-distribution market, you will not sell your entitlement to the shares of Idearc common stock and, therefore, you will receive Idearc shares even though you have sold your shares of Verizon common stock after the record date.

Q:	How can I sell my Idearc shares after the distribution?

A:	If you are a record holder of Idearc shares after the distribution date, you may request that the transfer agent either sell your book entry shares or send electronically all or a portion of your book entry shares to a broker for a sale.

If you hold your shares through a brokerage account, your book entry shares can be moved to or from your brokerage account electronically through the transfer agent’s direct registration system. You should contact your broker for more information.

Q:	How will fractional shares be treated in the distribution?

A:	Fractional shares of our common stock will not be issued. If you would be entitled to receive a fractional share of our common stock in the distribution, you will receive a cash payment instead of the fractional share. For an explanation of how the cash payments for fractional shares will be determined, see “The Spin-Off—Treatment of Fractional Shares.”

Q:	What are certain United States Federal income tax consequences to Verizon stockholders resulting from the spin-off?

A:	Assuming that the spin-off qualifies as tax-free to Verizon, Idearc and Verizon stockholders for United States Federal income tax purposes under Section 355 and related provisions of the Internal Revenue Code of 1986, as amended, or the Code, Verizon stockholders will not recognize any gain or loss for United States Federal income tax purposes upon the receipt of shares of Idearc common stock in the spin-off, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of Idearc common stock. The spin-off is conditioned upon Verizon’s receipt of a private letter ruling from the Internal Revenue Service, or the IRS (which Verizon received in September 2006), to the effect that the spin-off will qualify as tax-free to Verizon, Idearc and Verizon stockholders for United States Federal income tax purposes under Section 355 and related provisions of the Code. The spin-off is also conditioned upon the receipt by Verizon of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel to Verizon, to the effect that the spin-off will similarly qualify as tax-free to Verizon, Idearc and Verizon stockholders under Section 355 and related provisions of the Code. Certain United States Federal income tax consequences of the spin-off are described in more detail under “The Spin-Off—Certain United States Federal Income Tax Consequences of the Spin-Off.”

Q:	How will Idearc common stock trade?

A:	Idearc common stock is expected to be listed on the New York Stock Exchange under the symbol “IAR”. Beginning shortly after the record date, we expect that trading of shares of Idearc common stock will begin on a “when issued” basis. When issued trading refers to a sale or purchase made conditionally because the security has been authorized but has not yet been issued. We cannot predict the trading prices for Idearc common stock before or after the distribution date. See “The Spin-Off—Trading Before the Distribution Date.”

Q:	Do I have appraisal rights?

A:	No. Holders of Verizon common stock have no appraisal rights in connection with the spin-off.

Q:	Will Idearc pay dividends on its common stock?

A:	We currently expect to pay dividends at an annual rate of approximately $1.37 per share, but only if and to the extent dividends are declared by our board of directors and permitted by applicable law and by the terms of our financing arrangements. Dividend payments are not guaranteed and our board of directors may decide, in its absolute discretion, not to pay dividends.

All decisions regarding the declaration and payment of dividends, including with respect to the initial dividend, will be at the discretion of our board of directors and will be evaluated from time to time in light of our financial condition, earnings, growth prospects, funding requirements, applicable law and other factors our board of directors deems relevant. See “Dividend Policy.”

Q:	Who is the transfer agent for Idearc common stock?

A:	The transfer agent for Idearc common stock is Computershare Trust Company, N.A.

SUMMARY

This summary highlights selected information contained in this information statement. We urge you to carefully read this information statement in its entirety. References in this information statement to “we,” “us” or “our” are to Idearc and its subsidiaries.

Our Company

We are the second largest yellow pages directories publisher in the United States as measured by revenues, and we believe that we have the nation’s leading Internet yellow pages directory. Our products include: print yellow pages; print white pages; an Internet yellow pages directory, SuperPages.com; and an information directory for wireless subscribers, SuperPages Mobile. Following the spin-off, our assets, liabilities, businesses and employees will consist of those currently primarily related to Verizon’s domestic print and Internet yellow pages directories publishing operations. We will continue to be the exclusive official publisher of Verizon print directories in the markets in which Verizon is currently the incumbent local exchange carrier, which we refer to as our incumbent markets. We will also continue to use the highly recognized Verizon brand on our print directories in our incumbent markets, as well as in our current markets in which Verizon is not the incumbent, which we refer to as our independent markets.

We, together with our predecessors, have over 125 years of experience in the print directory business and we believe that we have consistently held a leading market position in our incumbent markets. In 2005, we estimate that our print directories had an aggregate market share of approximately 72% in our top fifteen incumbent metropolitan statistical areas, as measured by revenues. In 2005, these markets accounted for approximately half of our revenues. We publish our directories in 358 markets in 35 states across the United States, providing a geographically diversified revenue base. In 2006, we expect to publish approximately 1,280 distinct directory titles, including 1,160 directory titles in our incumbent markets and 120 directory titles in our independent markets, and distribute approximately 136 million copies of these directories to businesses and residences in the United States. In addition, in 1996, we launched SuperPages.com, which includes approximately 17 million business listings and tens of millions of residential listings in the United States. In August 2006, SuperPages.com had approximately 18.4 million unique visitors and approximately 200 million searches. We believe that we have an opportunity to increase the revenues from our independent print and Internet yellow pages directories businesses over the next several years.

We generate our revenues primarily through the sale of print directory advertising. Approximately 90% of our revenues for fiscal year 2005 came from the sale of advertising in print yellow pages directories, and approximately 4% of our revenues came from the sale of advertising in print white pages directories. The remaining 6% came from SuperPages.com. For the year ended December 31, 2005, we generated revenues of $3,374 million and operating income of $1,641 million. For the nine month period ended September 30, 2006, on a pro forma basis to give effect to the spin-off and the related transactions, we generated revenues of approximately $2,420 million and operating income of approximately $1,100 million.

Our strategy is to continue to connect our advertising customers with buyers through a variety of cost-effective products that include print and Internet yellow pages directories and other complementary products. In order to execute our strategy, we will continue to rely on our core strengths, including our leading market position in our incumbent markets, our large, locally-based sales force, the highly recognized Verizon brand, our diverse and attractive markets, our leading position in the Internet yellow pages directory market and our product innovation.

We describe in this information statement the print and Internet yellow pages directories publishing operations to be contributed to us by Verizon in connection with the spin-off as if it were our business for all historical periods described. However, we are a newly-formed entity that will not independently conduct any operations before the spin-off. References in this document to our historical assets, liabilities, products, businesses, employees or activities generally refer to the historical assets, liabilities, products, businesses, employees or activities of the contributed businesses as they were conducted as part of Verizon and its subsidiaries before the spin-off. Our historical financial results as part of Verizon contained in this information statement may not be indicative of our financial results in the future as an independent company or reflect what our financial results would have been had we been an independent company during the periods presented.

In this information statement, references made to our print directories refer to print directories which consist primarily of wireline listings and classified advertisements directed primarily to telephone service customers in a given geographic area.

Our principal executive offices are located at 2200 West Airfield Drive, DFW Airport, TX 75261 and our main telephone number is (972) 453-7000. We were incorporated in Delaware in June 2006.

The Spin-off

Assets, Liabilities and Directories Publishing Operations Transferred to Idearc

In connection with the spin-off, we expect to enter into a distribution agreement with Verizon that will contain the key provisions relating to the separation of our business from Verizon and the distribution of our shares of common stock. The distribution agreement will identify the assets to be transferred, liabilities to be assumed and contracts to be assigned to us by Verizon and by us to Verizon in the separation and describe when and how these transfers, assumptions and assignments will occur. In connection with the spin-off, we expect to enter into an employee matters agreement with Verizon providing for the allocation of assets, liabilities and responsibilities with respect to certain employee benefit plans, policies and compensation programs. See “Relationship Between Verizon and Our Company After the Spin-Off—Distribution Agreement” and “—Employee Matters Agreement.”

Relationship with Verizon After the Spin-off

In connection with the spin-off, we expect to enter into agreements with Verizon to define the initial relationship between Verizon and us with respect to a number of services that will be provided. These agreements will become effective immediately after the consummation of the spin-off. In particular, we expect to enter into a transition services agreement under which we and Verizon will provide each other with certain services on an interim basis. In addition, we expect to enter into a publishing agreement, a non-competition agreement, a branding agreement, a listings license agreement, a billing and collection agreement and an intellectual property agreement, in each case with Verizon. We also expect to enter into an agreement with Verizon providing for the sharing of taxes incurred before and after the spin-off, certain indemnification rights with respect to tax matters and certain restrictions to preserve the tax-free status of the spin-off. See “Risk Factors—Risk Factors Relating to the Spin-Off.” These agreements with Verizon may involve, or may appear to involve, conflicts of interest. In addition, some of these agreements may be subject to early termination. See “Relationship Between Verizon and Our Company After the Spin-Off.”

Management of Idearc

After the spin-off, we will have an initial board of directors consisting of five directors. After the initial term, directors will be elected each year at our annual meeting of stockholders. See “Management—Board of Directors Structure.”

We expect that our designated executive officers will continue to serve in their respective designated capacities after the spin-off. See “Management—Directors and Executive Officers.”

Debt

In connection with the spin-off, we expect to enter into new credit facilities, which we refer to as the new credit facilities, providing for an aggregate amount of approximately $6,515 million, consisting of (i) a senior secured five-year revolving credit facility in a principal amount of approximately $250 million and (ii) senior secured term loan facilities in an aggregate amount of approximately $6,265 million consisting of (a) a tranche A term loan facility of approximately $1,515 million (the tranche A facility) and (b) a tranche B term loan facility of approximately $4,750 million (the tranche B facility, and together with the tranche A facility, the term loan facilities).

In exchange for the contribution, Idearc will (i) issue to Verizon additional shares of Idearc common stock to be distributed to Verizon’s stockholders pro rata in the spin-off, (ii) issue to Verizon senior unsecured notes and a portion of the loans under the tranche B facility, which we collectively refer to as the Idearc debt obligations, and (iii) transfer to Verizon approximately $2,500 million from cash on hand, and from the proceeds of the loans under the tranche A facility and the proceeds from the remaining portion of the loans under the tranche B facility.

We will have approximately $9,115 million of indebtedness after the spin-off. We anticipate that immediately following the spin-off, we will have combined cash and equivalents of approximately $100 million and available liquidity under the revolving credit facility of approximately $250 million. We expect that the terms of these financing arrangements may include covenants that, among other things, will require us to satisfy certain financial tests, maintain certain financial ratios and restrict our ability to incur additional indebtedness. To the extent permitted, we may also incur additional indebtedness from time to time for general corporate purposes, including working capital requirements, capital expenditures and future acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” See also “Risk Factors—Risk Factors Relating to the Spin-Off—Following the spin-off, we will have substantial indebtedness, which could have a negative impact on our financing options and liquidity positions,” “Risk Factors—Risk Factors Relating to the Spin-Off—Our financing arrangements will subject us to various restrictions that could limit our operating flexibility” and “Risk Factors—Risk Factors Relating to Ownership of Our Common Stock—Our capital raising may adversely affect holders of our common stock through the issuance of more senior securities or through dilution.”

Timeline of Key Events Related to the Spin-off	Before the Distribution Date:

•	The Verizon board of directors will determine the record date for the dividend of our common stock to Verizon stockholders, declare the dividend and determine the distribution ratio.

•	Our common stock is expected to begin trading on a “when issued” basis.

•	Verizon will mail this information statement to its stockholders.

•	We expect that Verizon and its creditors will enter into an exchange agreement pursuant to which Verizon will agree to exchange the Idearc debt obligations for certain outstanding Verizon debt.

On the Distribution Date:

•	We expect that we will enter into a number of agreements with Verizon, including:

•	a distribution agreement;

•	a transition services agreement;

•	a publishing agreement;

•	a non-competition agreement;

•	a branding agreement;

•	a listings license agreement;

•	a billing and collection agreement;

•	an intellectual property agreement;

•	a tax sharing agreement; and

•	an employee matters agreement.

•	Verizon will receive an opinion of counsel as to the tax-free nature of the distribution (Verizon received an IRS private letter ruling in September 2006 as to the tax-free nature of the distribution).

•	Verizon will transfer to us all of its ownership interest in Idearc Information Services and other assets, liabilities, businesses and employees currently primarily related to Verizon’s domestic print and Internet yellow pages directories publishing operations, which we refer to as the contribution.

•	In exchange for the contribution, we will (1) issue to Verizon additional shares of our common stock, (2) issue to Verizon the Idearc debt obligations and (3) transfer to Verizon cash from cash on hand and from the proceeds of the loans under the tranche A facility, and the proceeds from the remaining portion of the loans under the tranche B facility.

•	Verizon will distribute its shares of our common stock pro rata to all of its stockholders of record as of the record date.

•	We expect that Verizon will seek to exchange the Idearc debt obligations for certain outstanding Verizon debt, thereby reducing Verizon’s outstanding indebtedness.

•	Assuming Verizon and its creditors consummate the exchange of the Idearc debt obligations for certain outstanding Verizon debt, we expect Verizon’s creditors to immediately resell the Idearc debt obligations.

Following the Distribution Date:

•	Our board of directors will approve various actions related to the spin-off as described in this information statement, including:

•	our corporate governance documents and policies;

•	the adoption of certain benefit plans; and

•	our dividend policy.

•	We expect that our common stock will begin trading on the NYSE on a regular way basis under the symbol “IAR” on the first trading day following the distribution date.

•	We will operate as an independent public company.

Dividend Policy

We expect to pay dividends at an annual rate of approximately $1.37 per share, but only if and to the extent dividends are declared by our board of directors and permitted by applicable law and by the terms of our financing arrangements. Dividend payments are not guaranteed and our board of directors may decide, in its absolute discretion, not to pay dividends.

All decisions regarding the declaration and payment of dividends, including with respect to the initial dividend, will be at the discretion of our board of directors and will be evaluated from time to time in light of our financial condition, earnings, growth prospects, funding requirements, applicable law and other factors our board of directors deems relevant. See “Dividend Policy.”

Certain Anti-takeover Effects

Our certificate of incorporation and bylaws and certain provisions of Delaware law will have the effect of making it more difficult for a potential acquirer to obtain control of our company in a transaction not approved by our board of directors. Moreover, certain provisions of the tax sharing agreement that we expect to enter into with Verizon in connection with the spin-off could discourage potential acquisition proposals. See “Risk Factors—Risk Factors Relating to Ownership of Our Common Stock—Anti-takeover provisions of our certificate of incorporation and bylaws, the terms of our spin-off from Verizon and certain provisions of Delaware law could delay or prevent a change of control that you may favor” and “Description of Our Capital Stock—Common Stock—Anti-Takeover Provisions.”

Certain United States Federal Income Tax Consequences of the Spin-Off	Assuming that the spin-off qualifies as tax-free to Verizon, Idearc and Verizon stockholders for United States Federal income tax purposes under Section 355 and related provisions of the Code, Verizon stockholders will not recognize any gain or loss for United States Federal income tax purposes upon the receipt of shares of Idearc common stock in the spin-off, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of Idearc common stock. The spin-off is conditioned upon Verizon’s receipt of a private letter ruling from the IRS (which Verizon received in September 2006) to the effect that the spin-off will qualify as tax-free to Verizon, Idearc and Verizon stockholders for United States Federal income tax purposes under Section 355 and related provisions of the Code. The spin-off is also conditioned upon the receipt by Verizon of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel to Verizon, to the effect that the spin-off will similarly qualify as tax-free to Verizon, Idearc and Verizon stockholders under Section 355 and related provisions of the Code. Certain United States Federal income tax consequences of the spin-off are described in more detail under “The Spin-Off—Certain United States Federal Income Tax Consequences of the Spin-Off.”

Risk Factors	You should review the risks relating to the spin-off, our business and ownership of our common stock described in “Risk Factors.”

Summary Historical and Pro Forma Financial Data

The following table sets forth our summary of historical and pro forma financial data. The following financial data as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 have been derived from our financial statements, which were audited by Ernst & Young LLP. The results of operations, cash flow data and financial position as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001 and 2002 and as of and for the nine months ended September 30, 2005 and 2006 have been derived from our unaudited financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The following information should be read together with our financial statements and the notes related to those financial statements. See “Selected Financial Information,” “Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Index to Financial Statements.”

Our financial information may not be indicative of our future performance and does not necessarily reflect what our financial condition and results of operations would have been had we operated as an independent, stand-alone entity during the periods presented, particularly since many changes will occur in our operations and capitalization as a result of our spin-off from Verizon.

The pro forma financial information presented reflects our financial results as fully described in the notes to our consolidated financial statements included in this information statement and gives effect to the following pro forma transactions:

•	repayment of a note receivable from Verizon;

•	the issuance of approximately 146 million shares of Idearc common stock (using the distribution ratio of one share of Idearc common stock for every 20 shares of Verizon common stock);

•	the incurrence by Idearc of up to approximately $9,115 million of debt comprised of:

•	approximately $2,850 million of senior unsecured notes;

•	senior secured term loan facilities in an aggregate amount of approximately $6,265 million consisting of:

•	a tranche A term loan facility of approximately $1,515 million; and

•	a tranche B term loan facility of approximately $4,750 million; and

•	a cash distribution by Idearc to Verizon, resulting in a remaining cash balance of approximately $100 million.

In exchange for the contribution by Verizon to Idearc of all of its ownership interest in Idearc Information Services and other assets, liabilities, businesses and employees currently primarily related to Verizon’s domestic print and Internet yellow pages directories publishing operations, Idearc will: (i) issue to Verizon additional shares of Idearc common stock, the senior unsecured notes and a portion of the loans under the tranche B facility, and (ii) transfer to Verizon cash from cash on hand, and from the proceeds of the loans under the tranche A facility and the proceeds of the remaining portion of the loans under the tranche B facility.

The pro forma adjustments do not give effect to non-recurring separation costs, which include costs for rebranding and brand launch, information technology systems and infrastructure transition, SuperPages.com platform development and employee and other costs, estimated to be approximately $124 million pre-tax and approximately $76 million on an after-tax basis. We expect to fund these costs from available cash. Due to the scope and complexity of the underlying projects, the amount of these costs could increase or decrease materially and the timing of incurrence of these costs could change. See “Pro Forma Financial Information.”

The pro forma adjustments do not give effect to the annual costs that will result from establishing or expanding the corporate support services for our business, including information technology, human resources, treasury, tax, risk management, accounting and financial reporting, investor relations, pension management, legal, procurement and other services. We expect these costs to be substantially similar to our historical costs.

	For the Years Ended December 31,					For the Nine Months Ended September 30,		Pro Forma for Nine Months Ended September 30,
	2001 (unaudited)	2002 (unaudited)	2003 (audited)	2004 (audited)	2005 (audited)	2005 (unaudited)	2006 (unaudited)	2006 (unaudited)
	(in millions)
Operating revenues	$3,831	$3,760	$3,675	$3,513	$3,374	$2,553	$2,420	$2,420
Operating income	1,994	1,764	1,477	1,601	1,641	1,265	1,060	1,100
Income from operations before cumulative effect of accounting change(1)	1,203	1,095	895	972	1,025	788	673	347
Net (loss) income	1,203	1,095	(568)	972	1,025	788	673	347

	As of December 31,					As of September 30,		Pro Forma As of September 30,
	2001 (unaudited)	2002 (unaudited)	2003 (unaudited)	2004 (audited)	2005 (audited)	2005 (unaudited)	2006 (unaudited)	2006 (unaudited)
	(in millions)
Total assets	$3,688	$3,336	$1,359	$1,402	$1,412	$1,350	$1,456	$1,121
Long-term obligations	—	—	—	—	—	—	—	9,115
Parent’s equity/shareowners’ investment	1,895	1,843	226	317	325	297	389	(8,998)

(1)	Effective January 1, 2003, we changed our method for recognizing revenues and expenses from the publication-date method to the amortization method. The publication-date method, which we used prior to January 1, 2003, recognizes revenues and direct expenses when the directories are published. Under the amortization method, which has increasingly become the industry standard, revenues and direct expenses (paper, printing and initial distribution costs) are recognized over the life of the directory, which is usually twelve months. The accounting change affected the timing of the recognition of revenues and expenses but did not result in any impact on cash flows. The cumulative effect of the accounting change resulted in a one-time charge of $2,381 million ($1,463 million after-tax).

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this information statement, in evaluating our company and our common stock. If any of the risks described below actually occurs, our business, financial results, financial condition and stock price could be materially adversely affected.

Risk Factors Relating to the Spin-Off

Our historical financial information may not be indicative of our future results as an independent company.

The historical financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been an independent company during the periods presented or be indicative of what our results of operations, financial position and cash flows may be in the future when we are an independent company. This is primarily a result of the following three factors:

•	our historical financial information reflects allocations for services historically provided by Verizon, and we expect these allocations to be different from the costs we will incur for these services in the future as a smaller independent company, including with respect to services we expect will be provided by Verizon under a transition services agreement and other commercial service agreements. We expect that, in some instances, the costs incurred for these services as a smaller independent company will be higher than the share of total Verizon expenses allocated to us historically;

•	our historical financial information does not reflect the debt and related interest expense that we will incur as part of the spin-off, including debt we will incur in order to issue debt obligations to Verizon in partial consideration of Verizon’s contribution to us of the directories publishing operations; and

•	the historical financial information does not reflect the increased costs associated with being an independent company, including changes that we expect in our cost structure, personnel needs, financing and operations of the contributed business as a result of the spin-off from Verizon and from reduced economies of scale.

For additional information about the past financial performance of our business and the basis of the presentation of the historical financial statements, see “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and the accompanying notes included elsewhere in this information statement.

We have no history operating as an independent company and we may incur increased costs after the spin-off or as a result of the spin-off that may cause our profitability to decline.

Historically, our business has been principally operated as one of Verizon’s business units, and Verizon has performed many corporate functions for our operations, including managing financial and human resources systems, internal auditing, investor relations, treasury services, select accounting functions, finance and tax administration, benefits administration, legal, regulatory, and corporate branding functions. We currently pay Verizon for the performance of these services. Following the spin-off, Verizon will provide support to us with respect to certain of these functions on a transitional basis for periods not to exceed 18 months. We will need to replicate certain facilities, systems, infrastructure and personnel to which we will no longer have access after our spin-off from Verizon. We will incur capital and other costs associated with developing and implementing our own support functions in these areas. These costs may exceed our current payments to Verizon.

In addition, there may be an adverse operational impact on our business as a result of the significant time of our management and other employees and internal resources that will need to be dedicated to building these capabilities during the first few years following the spin-off that otherwise would be available for other business initiatives and opportunities. When we begin to operate these functions independently, if we have not developed adequate systems and business functions, or obtained them from other providers, we may not be able to operate our company effectively and our profitability may decline.

In addition, we have historically benefited from Verizon’s size and purchasing power in procuring goods and services. Following the spin-off, as an independent company, we may be unable to obtain goods and services at prices and on terms as favorable as those obtained before the spin-off, which could decrease our overall profitability.

Our spin-off from Verizon could adversely affect our business and profitability due to limitations on our use of the Verizon brand following the spin-off.

As a business unit of Verizon, we have marketed our products and services using the Verizon brand name and logo, and we believe the association with Verizon has provided us with preferred status among our customers and employees due to Verizon’s globally recognized brands and perceived high-quality products and services.

In connection with the spin-off, we expect to enter into a branding agreement with Verizon that will grant us a limited right to, among other things, use certain Verizon service and trade marks in connection with publishing certain print directories and identify ourselves as Verizon’s official print directory publisher. These rights will extend for up to 30 years, subject to certain terms and conditions. While we will continue to use the Verizon brand on our print directories in our incumbent markets and our independent markets, we will not be able to use Verizon as part of our name and may not advertise ourselves as a Verizon company.

Our right to use the Verizon brand following the spin-off will be subject to our compliance with the terms and conditions of the branding agreement and publishing agreement. See “Relationship Between Verizon and Our Company After the Spin-Off—Branding Agreement” and “—Publishing Agreement.”

If we are not successful in achieving brand recognition for our new brand, our competitive position will be weakened and we may lose market share.

We will incur substantial costs associated with launching and marketing our new brand. However, we cannot assure you that we will be successful in achieving brand recognition for our new brand.

If the distribution does not qualify as a tax-free transaction, tax could be imposed on Verizon stockholders.

The spin-off is conditioned upon Verizon’s receipt of a private letter ruling from the IRS (which Verizon received in September 2006) to the effect that the spin-off, including (i) the contribution of all of its ownership interest in Idearc Information Services and other assets, liabilities, businesses and employees currently primarily related to Verizon’s domestic print and Internet yellow pages directories publishing operations to Idearc, (ii) the receipt by Verizon of Idearc common stock, the Idearc debt obligations and cash delivered to Verizon from cash on hand and from the proceeds of a portion of the term loans incurred under the new credit facilities, (iii) the expected exchange by Verizon of the Idearc debt obligations for certain outstanding Verizon debt and (iv) the distribution by Verizon of Idearc common stock to Verizon stockholders, will qualify as tax-free to Verizon, Idearc and Verizon stockholders for United States Federal income tax purposes under Section 355 and related provisions of the Code. Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, then Verizon will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Code. Rather, the private letter ruling will be based upon representations by Verizon that these conditions have been satisfied, and any inaccuracy in the representations could prevent Verizon from relying on the ruling.

The spin-off is also conditioned upon the receipt by Verizon of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel to Verizon, to the effect that the spin-off will similarly qualify as tax-free to Verizon, Idearc and Verizon stockholders under Section 355 and related provisions of the Code. The opinion will rely on the IRS letter ruling as to matters covered by the ruling. The opinion will be based on, among other things, certain assumptions and representations as to factual matters made by Verizon and Idearc, which, if incorrect or inaccurate in any material respect, would jeopardize the conclusions reached by counsel in its opinion. The opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion.

Notwithstanding receipt by Verizon of the private letter ruling and opinion of counsel, the IRS could determine that the distribution should be treated as a taxable transaction if it determines that any of the representations, assumptions or undertakings that were included in the request for the private letter ruling is false or has been violated of if it disagrees with the conclusions in the opinion that are not covered by the IRS ruling. If the distribution fails to qualify for tax-free treatment, it will be treated as a taxable dividend to Verizon stockholders in an amount equal to the fair market value of Idearc common stock issued to Verizon stockholders.

If the distribution does not qualify as a tax-free transaction, tax could be imposed on Verizon and Idearc may be required to indemnify Verizon for the tax.

As explained in the prior risk factor, the distribution may not be tax-free to Verizon. Furthermore, events subsequent to the distribution could cause Verizon to recognize gain on the distribution, including as a result of Section 355(e) of the Code. Although the taxes resulting from the spin-off not qualifying for tax-free treatment for United States Federal income tax purposes generally would be imposed on Verizon stockholders and Verizon, under the tax sharing agreement, Idearc would be required to indemnify Verizon and its affiliates against all tax-related liabilities caused by the failure of the spin-off to qualify for tax-free treatment for United States Federal income tax purposes (including as a result of Section 355(e) of the Code) to the extent these liabilities arise as a result of any action taken by Idearc or any of its affiliates following the spin-off or otherwise result from any breach of any representation, covenant or obligation of Idearc or any of its affiliates under the tax sharing agreement or any other agreement entered into by Idearc in connection with the spin-off. See “Relationship Between Verizon and Our Company After the Spin-Off—Tax Sharing Agreement.”

Idearc is agreeing to certain restrictions to preserve the tax-free treatment of the distribution to Verizon, which may reduce its strategic and operating flexibility.

Our indemnity obligations under the tax sharing agreement may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. These indemnity obligations also may effectively limit our ability to modify the terms of, pre-pay, or otherwise acquire any of the Idearc debt obligations. Further, as it relates to Section 355(e) specifically, the indemnity obligations might discourage, delay or prevent a change of control that you may consider favorable.

Following the spin-off, we will have substantial indebtedness, which could have a negative impact on our financing options and liquidity position.

In connection with the spin-off, we will issue to Verizon senior unsecured notes and a portion of the loans under the tranche B facility, which we expect that Verizon will seek to exchange for certain outstanding Verizon debt, thereby reducing Verizon’s outstanding indebtedness. Assuming Verizon and its creditors consummate this exchange, we expect Verizon’s creditors to immediately resell the senior unsecured notes and the loans under the tranche B facility. We will also transfer to Verizon cash from cash on hand and from the proceeds of the loans under the tranche A facility, and the proceeds from the remaining portion of the loans under the tranche B facility. As a result, following the spin-off, we will have approximately $9,115 million of total debt outstanding and approximately $100 million of cash on hand, and we expect to have net interest expense of approximately $722 million annually. As of September 30, 2006, on a pro forma basis after giving effect to the transactions, we would have had $250 million available for additional borrowing under the revolving credit facility.

Our overall leverage and the terms of our financing arrangements could:

•	limit our ability to obtain additional financing in the future for working capital, capital expenditures and acquisitions;

•	limit our ability to refinance our indebtedness on terms acceptable to us or at all;

•	limit our ability to adapt to changing market conditions;

•	restrict us from making strategic acquisitions or cause us to make non-strategic divestitures;

•	require us to dedicate a significant portion of our cash flow from operations to paying the principal of and interest on our indebtedness, thereby limiting the availability of our cash flow to fund future capital expenditures, working capital and other corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the telecommunications industry;

•	place us at a competitive disadvantage compared with competitors that have less debt;

•	make it more difficult for us to pay our anticipated cash dividends; and

•	make us more vulnerable to economic downturns and limit our ability to withstand competitive pressures.

Our financing arrangements will subject us to various restrictions that could limit our operating flexibility.

We expect that our financing arrangements will contain restrictions, covenants and events of default that, among other things, will require us to satisfy certain financial tests and maintain certain financial ratios and restrict our ability to incur additional indebtedness and to refinance our existing indebtedness. The terms of these financing arrangements and any future indebtedness may impose various restrictions and covenants on us that could limit our ability to pay dividends, respond to market conditions, provide for capital investment needs or take advantage of business opportunities by limiting the amount of additional borrowings we may incur. These restrictions may include compliance with, or maintenance of, certain financial tests and ratios, including minimum interest coverage ratio and maximum leverage ratio, and may limit or prohibit our ability to, among other things:

•	incur additional debt and issue preferred stock;

•	create liens;

•	redeem and/or prepay certain debt;

•	pay dividends on our stock or repurchase stock;

•	make certain investments;

•	engage in specified sales of assets;

•	enter into transactions with affiliates;

•	enter new lines of business;

•	engage in consolidation, mergers and acquisitions;

•	make certain capital expenditures; and

•	pay dividends and make other distributions.

These restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities. See “Description of Certain Indebtedness.”

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain these financial tests and ratios. Failure to comply with any of the covenants in our existing or future financing arrangements would result in a default under those arrangements and under other arrangements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt and to terminate any commitments to lend. Under these circumstances, we might have insufficient funds or other resources to satisfy all our obligations, including our obligations under the notes. In addition, the limitations imposed by any financing arrangements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.

The agreements that we expect to enter into with Verizon may involve, or may appear to involve, conflicts of interest.

Because the spin-off involves the separation of Verizon’s domestic print and Internet yellow pages directories publishing operations into an independent company, we expect to enter into certain agreements with Verizon to provide a framework for our initial relationship with Verizon following the spin-off. We are negotiating these agreements with Verizon while we are still a wholly owned subsidiary of Verizon. Accordingly, the persons who are expected to become our officers are employees or officers of Verizon or its subsidiaries and have an obligation to serve the interests of Verizon and its subsidiaries. As a result, they could be viewed as having a conflict of interest.

Following the spin-off, Verizon may compete with us through Verizon’s Internet (subject to a one year restriction relating to Internet yellow pages services), broadband and wireless services. Verizon may also compete with us through the publication of print directory products in markets other than our incumbent markets.

The loss of any of our key agreements with Verizon could have a material adverse effect on our business.

In connection with our spin-off from Verizon, we expect to enter into several agreements with Verizon, including a publishing agreement, a branding agreement and a non-competition agreement. Under the publishing agreement, Verizon will name us the exclusive official publisher of Verizon print directories in markets in which Verizon currently is the incumbent local exchange carrier, which we refer to as our incumbent markets. We believe that acting as the exclusive official publisher of directories for Verizon provides us with a competitive advantage in those markets. Under the branding agreement, Verizon will grant us a limited right to, among other things, use certain Verizon service and trade marks in connection with publishing certain print directories and identify ourselves as its official print directory publisher. Under the non-competition agreement, Verizon will generally agree not to publish tangible or digital media directory products consisting principally of wireline listings and classified advertisements of subscribers in our incumbent markets.

Each of these agreements with Verizon will have an initial term of 30 years from the date of the spin-off, subject to certain early termination rights. These agreements may be terminated by Verizon prior to their stated term under specified circumstances, some of which are beyond our reasonable control or which could require extraordinary efforts or the incurrence of material excess costs on our part in order to avoid breach of the applicable agreement. Each of these agreements will have a cross-default provision, so that a termination under any of the agreements may, at Verizon’s option, lead to a partial or complete termination of rights under any of the other agreements. It is possible that these agreements will not remain in place for their full stated term or that we may be unable to avoid all potential breaches of or defaults under these agreements. See “Relationship Between Verizon and Our Company After the Spin-Off.”

Our inability to enforce the non-competition agreement with Verizon may impair the value of our business.

We expect that under a non-competition agreement, Verizon will generally agree not to publish tangible or digital media directory products consisting principally of wireline listings and classified advertisements of subscribers in our incumbent markets directed primarily at customers in these markets. However, under applicable law, a covenant not to compete is only enforceable:

•	to the extent it is necessary to protect a legitimate business interest of the party seeking enforcement;

•	if it does not unreasonably restrain the party against whom enforcement is sought; and

•	if it is not contrary to the public interest.

Enforceability of a non-competition covenant is determined by a court based on all of the facts and circumstances of the specific case at the time enforcement is sought. For this reason, it is not possible for us to predict whether, or to what extent, a court would enforce Verizon’s covenants not to compete against us during the term of the non-competition agreement. If a court were to determine that the non-competition agreement is unenforceable, Verizon could compete directly against us in the previously restricted markets. Our inability to enforce the non-competition agreement with Verizon could have a material adverse effect on our financial condition or results of operations.

Verizon will continue to provide transition services to us following the spin-off; if these transition services were prematurely halted or if we were unable to replicate the transition services internally, our business would be materially adversely affected.

We expect to enter into a transition services agreement with Verizon under which we and Verizon will provide certain specified services to the other on an interim basis. Among the principal services expected to be provided by Verizon to us are information technology application and support services as well as data center services. In addition, we expect that under a billing and collection agreement, Verizon will continue to bill and collect, on our behalf, amounts owed by certain of our accounts, which are also Verizon local telephone customers, for our directory services.

Certain performance standards and estimated costs will be specified in the transition services agreement as well as the billing and collection agreement, and we expect Verizon to appropriately discharge its obligations under these agreements consistent with the specified standards and estimated costs. However, we cannot assure you that all of these functions will be successfully executed on a timely basis or that we will not have to expend extraordinary efforts or material costs in excess of those estimated in these agreements. Further, any interruption in these services or these extraordinary efforts or costs could have a material adverse effect on our financial condition or results of operations.

In addition, approximately half of our systems development activity underlying our Internet yellow pages directory products and services has been historically performed by Verizon. While we expect to enter into a transition services agreement with Verizon under which Verizon will continue to provide these services for periods not to exceed 18 months, we cannot assure you that we will be able to successfully migrate away from these systems on time. If we were not able to achieve this migration, our Internet yellow pages directory business could be materially adversely affected.

Verizon’s regulatory obligation to publish white pages directories in its incumbent markets may change over time, which may result in an increase in our future operating costs.

Pursuant to state public utilities commission requirements, Verizon must publish and distribute white pages directories of certain residences and businesses that order or receive local telephone service from Verizon. The legal and regulatory provisions also require Verizon, in specified cases, to include information relating to the provision of telephone service provided by Verizon and other carriers in the service area, as well as information relating to local and state governmental agencies. The costs of publishing, printing and distributing the directories are included in our operating expenses.

We expect that, pursuant to a publishing agreement, we will be required to discharge Verizon’s regulatory obligation to publish white pages directories in its incumbent markets. If any additional legal requirements are imposed on Verizon with respect to this obligation, we would be obligated to comply with these requirements on behalf of Verizon, even if this were to increase our publishing costs. We expect that, pursuant to the publishing agreement, until the eighth anniversary of the distribution, Verizon will generally be obligated to reimburse us for 50% of any net increase in our costs of publishing white pages directories that satisfy its publishing obligations to the extent these increased costs exceed $2.5 million in a given year and are the direct result of changes in legal requirements. After the eighth anniversary, Verizon will generally not be obligated to reimburse us for any increase in our costs of publishing directories that satisfy its publishing obligations. Our results of operations relative to competing directory publishers that do not have those obligations could be adversely affected if we were not able to increase our revenues to cover any of these unreimbursed compliance costs.

Potential liabilities may arise due to fraudulent transfer considerations, which would adversely affect our financial condition and our results of operations.

In connection with the spin-off, Verizon intends to undertake several corporate restructuring transactions which, along with the spin-off, may be subject to Federal and State fraudulent conveyance and transfer laws. If under these laws a court were to determine that at the time of the spin-off any entity involved in these restructuring transactions or the spin-off:

•	was insolvent,

•	was rendered insolvent by reason of the spin-off,

•	had remaining assets constituting unreasonably small capital, or

•	intended to incur, or believed it would incur, debts beyond its ability to pay these debts as they matured,

the court could void the spin-off, in whole or in part, as a fraudulent conveyance or transfer. The court could then require our stockholders to return to Verizon some or all of the shares of our common stock issued pursuant to the spin-off, or require Verizon or us, as the case may be, to fund liabilities of the other company for the benefit of creditors. The measure of insolvency will vary depending upon the jurisdiction whose law is being applied. Generally, however, an entity would be considered insolvent if the fair value of its assets were less than the amount of its liabilities or if it incurred debt beyond its ability to repay the debt as it matures.

If a court were to hold that the spin-off is not a legal dividend, it would adversely affect our financial condition and our results of operations.

The spin-off is subject to Delaware corporate law, which includes a provision governing corporate distributions. A court could later determine that the spin-off was invalid under Delaware corporate law and reverse the transactions. The resulting complications, costs and expenses would materially adversely affect our financial condition and results of operations.

Our rights under certain of the agreements we expect to enter into with Verizon could be impaired if there were bankruptcy proceedings brought by or against Verizon during the term of these agreements.

As described above, in connection with our spin-off from Verizon, we expect to enter into several agreements with Verizon, including a publishing agreement, a branding agreement and a non-competition agreement. If a bankruptcy case were to be commenced by or against Verizon, it is possible that all or part of the applicable agreements could be considered an executory contract and could therefore be subject to rejection by Verizon or by a trustee appointed in a bankruptcy case.

If one or more of these agreements were rejected, the applicable agreement might not be specifically enforceable. If the publishing agreement were rejected, we would, among other things, no longer be entitled to be the exclusive official publisher of Verizon print directories in our incumbent markets. We could also lose our right under the branding agreement to, among other things, use certain Verizon service and trade marks in connection with publishing certain directories and, to the extent described above, identify ourselves as its exclusive official print directory publisher in our incumbent markets. If the non-competition agreement were rejected and specific enforcement were not available, Verizon would, among other things, no longer be precluded from publishing specified directory products in the applicable restricted markets.

The loss of any rights under any of these agreements with Verizon could have a material adverse effect on our financial condition or results of operations.

Our designated executive team has not previously worked together to lead an independent company.

While the persons expected to be our executive officers have significant industry experience and significant experience managing business units, they have not worked together as managers of an independent, stand-alone company. Our success will depend, in part, on the ability of our executives to work effectively as a team in this new environment.

Risk Factors Relating to Our Business

We face widespread competition from other print directory publishers that may reduce our market share and harm our financial performance.

The United States directory advertising industry is highly competitive. There are a number of directory publishers. Major publishers include R.H. Donnelley, Yellow Book (the U.S. business of Yell Group), AT&T and BellSouth. Smaller independent publishers include Valley Yellow Pages, Ambassador Yellow Pages and White Publishing. We compete with Yellow Book in the majority of our major markets and, to a much lesser degree, with one or more of the other publishers in some markets. In the 316 incumbent markets and 42 independent markets in which we publish directories, we estimate that our competitors publish 4,808 directories with a circulation of 403 million copies. Our two largest competitors are Yellow Book and AT&T. We estimate that, on average, there are three competing directories in each of our local markets. In addition, any of these directory publishers could elect to publish directories in the future in any of our markets in which they do not currently publish directories. For example, we estimate that 157 new competitive directories were introduced in our top ten markets in 2004 through 2005 and 53 new competitive directories in 2005 through 2006. Since 2003, we have exited three independent markets because they were not making or not expected to make a meaningful positive contribution to our profitability.

Competition from other yellow pages publishers affects our ability to attract and retain advertisers and to increase advertising rates. The effect of competition on our revenues can be seen in the decreasing revenue trend, on a total operating revenue basis of 2.3%, 4.4% and 4.0% in 2003, 2004 and 2005, respectively. We expect competition to affect future revenue growth. We also compete for advertising sales with other traditional media, including the Internet, newspapers, magazines, radio, outdoor, direct mail, telemarketing, billboards and television. We may not be able to compete effectively with these companies for advertising sales or acquisitions in the future.

If we fail to anticipate or respond adequately to changes in technology and user preferences, our competitive position in this market could be materially adversely affected.

Advances in technology have brought and will likely continue to bring new participants, new products and new channels to the industry, including increasing use of electronic delivery and electronic search engines/services. For instance, national search companies, including Google and Yahoo!, are focusing on local commercial search initiatives. The yellow pages directory advertising business is subject to changes arising from developments in technology, including information distribution methods and users’ preferences. The Internet has emerged as an attractive medium for advertisers and its use, including as a means to transact commerce through wireless devices, has resulted in new technologies being developed and services provided that compete with our traditional products and services. As a result of these factors, our growth and future financial performance may depend on our ability to develop and market new products and services and create new distribution channels, while enhancing existing products, services and distribution channels, to incorporate the latest technological advances and accommodate changing user preferences, including the use of the Internet. We may not be able to adapt our business successfully to these changes in technology.

We and other directory publishers are increasingly advertising, marketing and selling online products to supplement our traditional print products. Through our Internet yellow pages directory, SuperPages.com, we compete with the Internet yellow pages directories of major and independent directory publishers, including Yellowpages.com (a joint venture held by AT&T and BellSouth), as well as other Internet sites that provide classified directory information, including Switchboard.com and Citysearch.com, and with search engines and portals, some of which have entered into affiliate agreements with us or with other major directory publishers. We cannot assure you that we will be able to compete effectively with these other companies, some of which have greater resources than we do, for advertising in the future. Our Internet strategy may be adversely affected if major search engines build local sales forces or otherwise begin to more effectively reach small local businesses.

Declining usage of print yellow pages directories may adversely affect our business.

Overall references to print yellow pages directories in the United States have gradually declined from 15.1 billion in 2002 to 14.5 billion in 2005. We believe the decline is primarily attributable to increased usage of Internet yellow pages directory products, particularly in business-to-business and retail categories, as well as the proliferation of very large retail stores for which consumers and businesses may not reference the yellow pages. We believe that over the next several years, references to print yellow pages directories may continue to gradually decline as consumers may increasingly turn to digital and interactive media delivery devices for local commercial search information.

There can be no assurance that usage of our print directories will not continue to decline at the existing rate or more severely. Any decline in usage of our print directories could:

•	impair our ability to maintain or increase advertising prices;

•	cause businesses to reduce or discontinue purchases of advertising space in our yellow pages directories; and

•	discourage other businesses from purchasing advertising space in our yellow pages directories.

Any of the factors that may contribute to a decline in usage of our print directories, or a combination of them, could impair our revenues and have a material adverse effect on our business.

We may not have access to capital on acceptable terms or at all.

Following the spin-off, we will no longer benefit from Verizon’s investment grade status and our credit ratings are expected to be substantially lower than the current ratings of Verizon. Differences in credit ratings affect the interest rates at which we may sell debt securities or borrow funds, as well as the amounts of indebtedness and types of financing structures that may be available to us. We may not be able to raise the capital we require on acceptable terms, or at all. If we are not able to obtain sufficient financing, we may be unable to maintain or grow our business, including through acquisitions. In addition, our financing costs may be higher following the spin-off. Further issuances of equity securities will be subject to limitations imposed on us in the tax sharing agreement that we expect to enter into with Verizon.

We are a holding company and rely on dividends, interest and other payments, advances and transfers of funds from our subsidiaries to meet our debt service and other obligations.

Following the spin-off, we will be a holding company and will conduct all of our operations through our subsidiaries. As a result, we will rely on dividends, loans and other payments or distributions from our subsidiaries to meet our debt service obligations and enable us to pay interest and dividends. The ability of our subsidiaries to pay dividends or make other payments or distributions to us will depend substantially on their respective operating results and will be subject to restrictions under, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends), agreements of those subsidiaries, the terms of our financing arrangements and the terms of any future financing arrangements of our subsidiaries. See “Description of Certain Indebtedness.”

Our dependence on third-party providers of printing and distribution services could materially affect us.

We depend on third parties to print and distribute our directories. We must rely on the systems of our third-party service providers, their ability to perform key operations on our behalf in a timely manner and in accordance with agreed levels of service and their ability to attract and retain sufficient qualified personnel to perform our work. A failure in the systems of one of our third-party service providers, or their inability to perform in accordance with the terms of our contracts or to retain sufficient qualified personnel, could have a material adverse effect on our business, results of operations and financial condition. In February 2006, we entered into a nine-year printing agreement with R.R. Donnelley & Sons, Inc., or RRD, pursuant to which RRD prints all of our directories. Printing is one of our largest costs, accounting for approximately 6% of our total costs. Because of the large print volume and specialized binding of directories, there are only a limited number of companies capable of servicing our printing needs. Accordingly, the inability or unwillingness of RRD to perform its obligations under the printing agreement could have a material adverse effect on our business.

We are a party to contracts with Alternate Postal Direct, Inc., Directory Distribution Associates, Inc., Team Air Worldwide and Product Development Corporation for the distribution of our directories. Although we are currently in negotiations to renew our contracts, these contracts expire on December 31, 2006. There are a limited number of companies that could service our distribution needs. Accordingly, the inability or unwillingness of our distributors to provide distribution services to us on acceptable terms or at all could have a material adverse effect on our business.

While we are parties to long-term contracts with the third parties who provide our key operational services to us, we may not be able to maintain our current relationships with these or any other third-party service providers. If we were to lose the services of any of our key third-party service providers, we would be required either to hire sufficient staff to perform the provider’s services in-house or to find an alternative service provider. In some cases, including the printing of our directories, it would be impracticable for us to perform the function internally. Even when not impracticable, in the event we were required to perform any of the services that we currently outsource, it is unlikely that we would be able to perform them on a cost-effective basis. In each case, there are a limited number of alternative third-party service providers, if any.

Increased competition in local telephone markets could reduce the benefits of using the Verizon brand name.

Federal Communications Commission rules regarding local number portability, advances in communications technology (including wireless devices and voice over internet protocol) and demographic factors (including potential shifts in younger generations from wireline telephone communications towards wireless or other communications technologies) may erode the market position of telephone service providers, including Verizon. If Verizon does not remain the incumbent local exchange carrier in any particular local service area, the value of our license to use the Verizon brand name in particular local telephone markets may be less than we presently anticipate, and we may not realize some of the existing benefits of our commercial arrangements with Verizon.

Fluctuations in the price or availability of paper could materially affect us.

The principal raw material we use is paper. For the year ended December 31, 2005, paper accounted for approximately 8% of our total operating costs. All of the paper we use is supplied by eight companies. Pursuant to our agreements with these companies, they are obligated to provide up to 100% of our annual forecasted paper requirements. The price of paper under the agreements is set each year based on total tonnage by supplier, paper basis weights, production capacity, and market price and demand. The contracts generally expire on December 31, 2008.

We do not engage in hedging activities to limit our exposure to increases in paper prices. In the future, the price of paper may fluctuate significantly due to changes in supply and demand. We cannot assure you that we will have access to paper in the necessary amounts or at reasonable prices or that any increases in paper costs would not have a material adverse effect on our business, results of operations or financial condition.

Additional regulation regarding information technology could lead to increased costs.

As the Internet yellow pages directories industry develops, specific laws relating to the provision of Internet services and the use of Internet and Internet-related applications may become relevant. Regulation of the Internet and Internet-related services is itself still developing both formally by, for instance, statutory regulation, and also less formally by, for instance, industry self regulation. If our regulatory environment becomes more restrictive, including by increased Internet regulation, our profitability could decrease.

Our sales of advertising to national accounts are coordinated by third parties that we do not control.

Approximately 14% to 15% of our directory advertising revenues for the period from 2003 to 2005 were derived from the sale of advertising to national or large regional chains, including rental car companies, insurance companies and pizza delivery businesses, each of which generally purchases advertising in numerous directories. In order to sell advertising to these accounts, we contract with certified marketing representatives, or CMRs, who are independent third parties that act as agents for national companies and design their advertisements, arrange for the placement of those advertisements in directories and provide billing services. We accept orders from approximately 165 CMRs and employ five national account managers to manage our sales to national customers. As a result, our relationships with these national advertisers depend significantly on the performance of these third party CMRs. We rely particularly on one CMR, TMP Worldwide Inc., whose billings were approximately 21% of total national revenues for the year ended December 31, 2005. If some or all of the CMRs with whom we have existing relationships with were unable or unwilling to transact business with us on acceptable terms or at all, this inability or unwillingness could materially adversely affect our business. In addition, any decline in the performance of the CMRs with whom we contract could harm our ability to generate revenues from our national accounts and could materially adversely affect our business.

We have agreements with several major search engines and portals, the discontinuance of which may adversely affect our business.

We have expanded our electronic product line by establishing relationships with several other Internet yellow pages directory providers, portals and search engines, which make our content easier for search engines to access and provide a response to general searches on the Internet. Under those agreements, we place our advertising customers’ advertisements on major search engines, which gives us access to a higher volume of traffic than we could generate on our own without relinquishing the customer relationship. The search engines benefit from our local sales force and full-service capabilities for attracting and serving advertisers that might not otherwise transact business with search engines. The loss of any of these agreements could adversely affect our business.

Our reliance on small and medium-sized businesses could materially affect us.

As of December 31, 2005, approximately 85% of our directory advertising revenues were derived from selling advertising to local businesses, which are generally small and medium-sized businesses. In the ordinary course of our directory operations, we extend credit to these customers for advertising purchases. We currently directly bill over 50% of our customers representing approximately 457,000 accounts with average account balances of approximately $547. Full collection of delinquent accounts can take many months or may never occur. As of December 31, 2005, bad debt expense for all of our accounts amounted to approximately $167 million, or 4.9% of our revenues. Small and medium-sized businesses tend to have fewer financial resources and higher rates of failure than large businesses. In addition, the proliferation of very large retail stores may continue to harm small and medium-sized business. Consequently, although we attempt to mitigate exposure to the risks that result from serving some businesses through credit screening and collection of advance payments under certain circumstances, we cannot assure you that we will not be materially adversely affected by the failure of small and medium-sized businesses to meet their financial obligations to us.

Loss of key personnel or our inability to attract and retain highly qualified individuals in the directories publishing business could materially adversely affect our business.

We depend on the continued services of key personnel, including our experienced senior management team, as well as our regional sales management personnel. The loss of key personnel could have a material adverse effect on our business. Our separation from Verizon could also adversely affect our ability to attract and retain key personnel.

Our ability to achieve our operating goals depends to a significant extent on our ability to identify, hire, train and retain qualified individuals in the directories publishing business.

Turnover among sales representatives could materially adversely affect our business.

A loss of a significant number of experienced sales representatives would likely result in fewer sales of advertising in our directories and could materially adversely affect our business. In 2003, we lost a substantial portion of our sales force due to a management voluntary separation program offered by Verizon to substantially all of its employees not represented by unions. In 2005, our average sales representative voluntary turnover rate was approximately 28%. We expend significant resources and management time on identifying and training our sales representatives. Our ability to attract and retain qualified sales personnel depends on numerous factors outside of our control, including conditions in the local employment markets in which we operate. A substantial decrease in the number of sales representatives could materially adversely affect our results of operations, financial condition and liquidity, as well as our ability to service our debt.

We could be affected by certain changes in labor matters.

As of December 31, 2005, approximately 30% of our employees were represented by unions. In addition, some of our key suppliers’ employees are represented by unions. Work stoppages or slow downs involving our union represented employees, or those of our suppliers, could significantly disrupt our operations and increase operating costs, which would have a material adverse effect on our business. For instance, in October 2005, 313 of our employees, of which 282 were sales representatives, went on strike for approximately 14 weeks.

In addition, a greater percentage of our work force could become represented by unions. Currently, 1,466 of our employee sales representatives, representing 47% of our sales representatives, are covered by union contracts that will expire between June 2007 and October 2009, and 717 of our employee non-sales representatives, representing 17% of our non-sales representatives, are covered by union contracts that will expire between June 2007 and June 2009. If one union decides to strike, and other unions are able to honor its picket line, it could have a material adverse effect on our business. See “Our Business—Employees.”

A prolonged economic downturn could adversely materially affect our business.

We derive substantially all of our net revenues from the sale of advertising. Typically, our advertising revenues, as well as those of yellow pages publishers in general, do not fluctuate widely with economic cycles. However, a prolonged national or regional economic recession or certain events that could produce major changes in shopping patterns, including a terrorist attack, could have a material adverse effect on our business.

In addition, any residual economic effects of, and uncertainties regarding the general possibility, express threat or future occurrence of terrorist attacks or other related disruptive events or the United States’ continuing or expanded involvement in war, especially with respect to the major markets in which we operate that depend heavily on travel, tourism or the military, could materially adversely affect our business.

A significant portion of our operations is in the Eastern states and, consequently, we may be subject to greater business risk than more geographically diversified directory publishers.

A significant portion of our operations is in the Eastern areas of the United States and we do not expect that we will significantly expand our operations outside those areas in the foreseeable future. As a result, we will likely continue to be dependent upon our Eastern operations for a significant portion of our cash flow. As a result, we are subject to the following risks:

•	a downturn in local or regional economic conditions;

•	an increase in competition in those areas;

•	changes in local and state governmental laws and regulations; and

•	natural and other disasters in those areas.

In addition, our print product business has been adversely affected in urban markets in the Eastern states by difficult market conditions, including major disruptions of urban shopping and commuting patterns, declining consumer usage and intense competition. We have implemented specific strategies to stabilize our revenues in these markets. We cannot assure you that those strategies will be successful.

The loss of important intellectual property rights could adversely affect our prospects and results of operations.

Some trademarks, including the Verizon brand name and other intellectual property rights, are key to our business. We rely upon a combination of copyright and trademark laws as well as contractual arrangements to establish and protect our intellectual property rights. We are required from time to time to bring lawsuits against third parties to protect our intellectual property rights. Similarly, from time to time, we may be party to proceedings by third parties challenging our rights. We cannot be sure that any lawsuits or other actions brought by us will be successful or that we will not be found to infringe the intellectual property rights of third parties. As the Internet grows, it may prove more onerous to protect our trade names, including SuperPages.com, from domain name infringement or to prevent others from using Internet domain names that associate their business with ours. Although we are not aware of any material infringements of any trademark rights that are significant to our business, we have received claims in the past and any lawsuits, regardless of their outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition or results of operations. Furthermore, the loss of important intellectual property rights, including trademarks, could have a material adverse effect upon our business, financial condition and results of operations.

Our right to use the Verizon brand following the spin-off will be subject to our compliance with the terms and conditions of the branding agreement and other agreements we expect to enter into with Verizon.

Environmental compliance costs and liabilities could adversely affect our operating results, including our cash available for operations.

Our operations, as well as the properties that we own and lease for our business, are subject to stringent laws and regulations relating to environmental protection. Our failure to comply with applicable environmental laws, regulations or permit requirements, or the imposition of liability related to waste disposal or other matters arising under these laws, could result in civil or criminal fines, penalties or enforcement actions, third-party claims for property damage and personal injury or requirements to clean up property or other remedial actions. Some of these laws provide for “strict liability,” which can render a party liable for environmental or natural resource damage without regard to negligence or fault on the part of the party.

In addition, new environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement or other developments could require us to make additional unforeseen expenditures. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. To the extent that the costs associated with meeting any of these requirements are substantial and not adequately provided for, there could be a material adverse effect on our business, financial condition and results of operations.

Our exposure to legal proceedings could have a material adverse effect on our operating results or financial condition.

Various lawsuits and other claims typical for a business of our size are pending against us. In addition, from time to time, we receive communications from government or regulatory agencies concerning investigations or allegations of noncompliance with laws or regulations in jurisdictions in which we operate. We do not expect that the ultimate resolution of pending regulatory and legal matters in future periods will have a material effect on our financial condition. However, any potential judgments, fines or penalties relating to these matters may have a material effect on our results of operations in the period in which they are recognized. See “Business—Legal Proceedings.”

We are also exposed to defamation, breach of privacy claims and other litigation matters relating to our directories business, as well as methods of collection, processing and use of personal data. The subjects of our data and users of data collected and processed by us could also have claims against us if our data were found to be inaccurate, or if personal data stored by us were improperly accessed and disseminated by unauthorized persons. We may be party to litigation involving defamation, privacy claims and other matters that could have a material adverse effect on our business, financial condition or results of operations or otherwise distract our management.

Our reliance on technology could have a material adverse effect on our business.

Most of our business activities rely to a significant degree on the efficient and uninterrupted operation of our computer and communications systems and those of third parties. Any failure of current or, in the future, new systems could impair our collection, processing or storage of data and the day-to-day management of our business. This could have a material adverse effect on our business, financial condition and results of operations.

Our computer and communications systems are vulnerable to damage or interruption from a variety of sources. Despite precautions taken by us, a natural disaster or other unanticipated problems that lead to the corruption or loss of data at our facilities could have a material adverse effect on our business, financial condition and results of operations.

Risk Factors Relating to Ownership of Our Common Stock

The market price and trading volume of our common stock may be volatile.

Prior to the spin-off, there will have been no trading market for our common stock. Our common stock is expected to be listed on the New York Stock Exchange. Trading in our common stock is expected to commence on a “when issued” basis prior to the spin-off.

Neither we nor Verizon can assure you as to the trading prices of our common stock after the spin-off. Until our common stock is fully distributed and an orderly market develops, the prices at which our stock trades may fluctuate significantly. In addition, the combined trading prices of Verizon common stock and our common stock after the spin-off may, in the aggregate, be less than, equal to or greater than the trading prices of Verizon common stock prior to the spin-off. The market price for our common stock may fluctuate in response to many things, including but not limited to:

•	our quarterly or annual earnings or those of other companies in our industry;

•	changes in earnings estimates or recommendations by research analysts;

•	investor perceptions;

•	new laws or regulations or new interpretations of laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles; and

•	general economic and industry conditions.

A portion of Verizon’s common stock is held by index funds tied to the Standard & Poor’s 500 Index or other stock indices. Because we may no longer be included in those indices at the time of the spin-off, those index funds may be required to sell our common stock. Consequently large amounts of our common stock could be sold in the open market in connection with the spin-off. We cannot predict the number of buyers that will be in the market at that time. In addition, our smaller size and different investment characteristics may not appeal to the current investor base of Verizon, which may seek to dispose of large amounts of our common stock following the spin-off. There is no assurance that there will be sufficient buying interest to offset those sales and, accordingly, the price of our common stock could be depressed and have periods of high volatility.

Our capital raising may adversely affect holders of our common stock through the issuance of more senior securities or through dilution.

In addition to the new financing arrangements we expect to enter in connection with the spin-off, we may need to incur additional debt or issue securities in order to fund working capital needs, capital expenditures and product development requirements or to make acquisitions and other investments. Due to limitations with respect to issuances of equity securities in the tax sharing agreement we expect to enter into with Verizon, we may seek to raise additional capital in the form of debt, which could increase our leverage and reduce our credit ratings. Further, any debt securities or preferred stock we issue will have liquidation rights, preferences and privileges senior to those of holders of our common stock. Among other reasons, if we were to raise funds through the issuance of common stock, we might lower the per share amount of any dividends that we issue.

Our financing arrangements will contain significant limitations on our ability to pay dividends on shares of our common stock.

Our financing arrangements will contain significant restrictions on our ability to pay dividends on shares of our common stock based on our meeting certain performance measures and complying with other conditions. Our ability to comply with these performance measures may be affected by events beyond our control, including prevailing economic, financial and industry conditions.

A breach of any of the covenants, ratios or tests contained in our financing arrangements could result in a default under the financing arrangements. Any events of default or breach of certain provisions in our financing arrangements could prohibit us from paying any dividends to you. See “Description of Certain Indebtedness.”

There is no assurance that we will declare dividends or have the available cash to make dividend payments.

Although we will have a policy of paying dividends on our common stock, there can be no assurance that funds will be available for this purpose in the future. The declaration and payment of dividends will be subject to the sole discretion of our board of directors, will not be cumulative, and will depend upon our profitability, financial condition, capital needs, future prospects, and other factors deemed relevant by our board of directors, and will be restricted by the terms of our financing arrangements.

Anti-takeover provisions of our certificate of incorporation and bylaws, the terms of our spin-off from Verizon and certain provisions of Delaware law could delay or prevent a change of control that you may favor.

Some provisions to be included in our certificate of incorporation and bylaws may discourage, delay or prevent a merger or other change of control that stockholders may consider favorable or may impede the ability of the holders of our common stock to change our management. Provisions in our certificate of incorporation and bylaws, among other things, will:

•	limit the right of stockholders to call special meetings of stockholders;

•	regulate how stockholders may present proposals or nominate directors for election at annual meetings of stockholders;

•	require unanimous written consent of stockholders to take any action without a meeting; and

•	authorize our board of directors to issue preferred stock in one or more series, without stockholder approval.

Under the tax sharing agreement we expect to enter into with Verizon, we will indemnify Verizon for the tax resulting from any acquisition or issuance of our equity securities after the distribution that triggers the application of Section 355(e) of the Code. This indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

In addition, several of the agreements that we expect to enter into with Verizon, including certain commercial service agreements, require Verizon’s consent to any assignment by us of our rights and obligations under the agreements. The consent rights in these agreements might discourage, delay or prevent a transaction that you may consider favorable.

Finally, following the spin-off, we will be subject to Section 203 of the Delaware General Corporation Law, which may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for shares of our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this information statement. These forward-looking statements relate to our outlook or expectations for earnings, revenues, expenses, asset quality or other future financial or business performance, strategies or expectations, or the impact of legal, regulatory or supervisory matters on our business, results of operations or financial condition. Specifically, forward-looking statements may include:

•	statements relating to our plans, intentions, expectations, objectives or goals, including those relating to the establishment of our new brand and the benefits of the spin-off;

•	statements relating to our future economic performance, business prospects, revenues, income and financial condition following the spin-off, and any underlying assumptions relating to those statements; and

•	statements preceded by, followed by or that include the words “will,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

These statements reflect our management’s judgment based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. With respect to these forward-looking statements, our management has made assumptions regarding, among other things, customer usage, customer growth and retention, pricing, operating costs, technology and the economic and regulatory environment.

Future performance cannot be ensured. Actual results may differ materially from those in the forward-looking statements. Some factors that could cause our actual results to differ include:

•	our revenues and operating costs may be different than expected following the spin-off;

•	our ability to establish our new company brand and our ability to effectively use the Verizon brand in conjunction with our company brand, where permitted;

•	a determination by the IRS that the distribution should be treated as a taxable transaction;

•	our different capital structure as an independent company, including our access to capital, credit ratings, indebtedness and ability to raise additional financing;

•	volatility in the equity market;

•	the effects of vigorous competition in the markets in which we operate;

•	the effects of other mergers and consolidations in the industries relevant to our operations and unexpected announcements or developments from others in those industries;

•	the costs and business risks associated with providing new services and entering new markets;

•	the impact of new, emerging or competing technologies on our business;

•	the impact of any adverse change in the ratings assigned to our debt by ratings agencies on the cost of our financing and our ability to raise additional financing if needed;

•	the uncertainties related to bankruptcies affecting industries relevant to our operations;

•	the uncertainties related to the implementation of our business strategy, including our strategy to stabilize the decline in print product revenues in certain urban markets;

•	unexpected results of litigation filed against our company;

•	material changes to our operating agreements with Verizon;

•	material changes to our contracts with unions;

•	inability of third parties to perform their obligations under agreements related to our business operations; and

•	other risks referenced from time to time in our future filings with the SEC and those factors listed under “Risk Factors.”

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this information statement. Except as required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date of this information statement or to reflect the occurrence of unanticipated events.

THE SPIN-OFF

Background

In December 2005, Verizon announced its intention to explore various strategies with its directories publishing operations, including a divestiture of our company.

In October 2006, Verizon announced its intention to pursue the spin-off of the companies that currently comprise Verizon’s domestic print and Internet yellow pages directories publishing operations. We expect the spin-off to occur on or about November 17, 2006 through a tax-free distribution by Verizon of its shares of our common stock to Verizon’s stockholders.

On October 18, 2006, the Verizon board of directors declared a dividend on Verizon common stock consisting of shares of our common stock. The dividend will be paid on or about November 17, 2006, the distribution date, in the amount of one share of our common stock for every 20 shares of Verizon common stock outstanding on the record date at 5:00 p.m., Eastern Time, as described below.

You will not be required to pay any cash or other consideration or to surrender or exchange your shares of Verizon common stock to receive the dividend of our common stock.

Structure

In connection with the spin-off, Verizon will transfer to Idearc all of its ownership interest in Idearc Information Services and other assets, liabilities, businesses and employees currently primarily related to Verizon’s domestic print and Internet yellow pages directories publishing operations (which we refer to collectively as the contribution). In exchange for the contribution, Idearc will:

•	issue to Verizon additional shares of Idearc common stock to be distributed to Verizon’s stockholders pro rata in the spin-off;

•	issue to Verizon, in transactions exempt from registration under the Securities Act, senior unsecured notes and a portion of the loans under the tranche B facility, which we collectively refer to as the Idearc debt obligations; and

•	transfer to Verizon approximately $2,500 million from cash on hand and from the proceeds of the loans under the tranche A facility, and the proceeds from the remaining portion of the loans under the tranche B facility.

We expect that Verizon will seek to exchange the Idearc debt obligations for certain outstanding Verizon, thereby reducing Verizon’s outstanding indebtedness. Assuming Verizon and its creditors consummate the exchange, we expect Verizon’s creditors to immediately resell the Idearc debt obligations.

After the contribution, Verizon will spinoff Idearc to the stockholders of Verizon by distributing all of its shares of Idearc common stock to Verizon stockholders on a pro rata basis.

As a result of the spin-off, Idearc will become an independent public company, although Idearc will continue to have a number of significant commercial arrangements with Verizon. No vote of Verizon stockholders is required or being sought in connection with the spin-off and Verizon stockholders have no appraisal rights in connection with the spin-off.

Reasons for the Spin-Off

Verizon’s board of directors has determined that separating our business from Verizon is in the best interests of Verizon and its stockholders. Verizon’s board of directors considered potential benefits in making its determination to effect the spin-off. Among other things, Verizon’s board of directors considered that the spin-off may:

•	allow each company to separately focus on its core business, which may facilitate the potential expansion and growth of each of Verizon and Idearc;

•	allow each company to determine its own capital structure;

•	enhance Idearc’s ability to execute a potential acquisition strategy more effectively; and

•	permit Idearc to enhance the efficiency and effectiveness of equity-based compensation programs offered to its employees.

Neither we nor Verizon can assure you that, following the spin-off, any of these benefits will be realized to the extent anticipated or at all.

Verizon’s board of directors also considered a number of other factors in evaluating the spin-off, including:

•	the potential for significant incremental costs to Idearc to replicate certain systems, infrastructure and personnel to which it will no longer have access after the spin-off;

•	the impact on Idearc’s business of incurring a substantial amount of debt;

•	the possibility that Idearc may experience disruptions in its business as a result of the spin-off;

•	the difficulties associated with launching and gaining market recognition of Idearc’s new brand and the limitations on Idearc’s right to use the Verizon brand;

•	the limitations placed on Idearc as a result of the tax sharing and other agreements that it is expected to enter into with Verizon in connection with the spin-off; and

•	the risk that the combined trading prices of Idearc common stock and Verizon common stock after the spin-off may be lower than the trading price of Verizon’s common stock before the spin-off.

Ultimately, Verizon’s board of directors concluded that the potential benefits of the spin-off outweigh these factors.

The Number of Shares You Will Receive

For every 20 shares of Verizon common stock that you owned at 5:00 p.m., Eastern Time, on November 1, 2006, the record date, you will receive one share of our common stock on the distribution date.

If you sell your shares of Verizon common stock and the sale of the shares settles before the distribution date in the “regular way” market, you will not receive shares of our common stock in the distribution. Please see the following section “—Trading Before the Distribution Date.”

Trading Before the Distribution Date

Verizon Common Stock

After the SEC declares effective the registration statement of which this information statement is a part, and beginning shortly after the record date and continuing until the distribution date, there will be two markets in Verizon common stock on the New York Stock Exchange: a “regular way” market and an “ex-distribution” market. If you own shares of Verizon common stock on the record date and sell those shares on the regular way market before the distribution date, you will also be selling your entitlement to the shares of our common stock that would have been distributed to you and, therefore, you will not receive Idearc shares. If you sell shares on the ex-distribution market, you will not sell your entitlement to the shares of our common stock and, therefore, you will receive Idearc shares even though you have sold your shares of Verizon common stock after the record date.

Our Common Stock

Beginning shortly after the record date, trading of shares of our common stock is expected to begin on a “when issued” basis. When issued trading refers to a sale or purchase made conditionally because the security has been authorized but has not yet been issued. The when issued trading market is a market for shares of our common stock that will be distributed to Verizon stockholders on the distribution date. If you owned shares of Verizon common stock on the record date and did not sell those shares in the regular way market, then you may trade your entitlement to shares of our common stock, without the shares of Verizon common stock you own, on the when issued trading market. On the first trading day following the distribution date, when issued trading with respect to our common stock will end and regular way trading will begin. We expect that any when issued trades of our common stock will settle within three trading days after the distribution date. When issued trading is under the trading symbol “IAR wi” which is different from our regular way trading symbol. Following the distribution date, shares of our common stock are expected to be listed under the trading symbol “IAR.” If the spin-off does not occur, all when issued trading will be null and void.

When and How You Will Receive Our Common Stock

We anticipate that on November 17, 2006, Verizon will release to our transfer agent shares of our common stock to be distributed. As part of the distribution, we expect to adopt a book-entry share transfer and registration system for our common stock. This means that instead of receiving physical share certificates, registered holders of Verizon common stock entitled to the distribution will have their shares of our common stock distributed on the distribution date credited to book-entry accounts established for them by the transfer agent. To the extent permitted by applicable Delaware law, the shares of our common stock will be uncertificated and we will not issue any physical share certificates. We expect that the transfer agent will mail an account statement to each registered holder stating the number of shares of our common stock credited to the holder’s account. After the distribution, you may request a transfer of your shares of our common stock to a brokerage or other account.

For those holders of Verizon common stock who hold their shares through a broker, bank or other nominee, the transfer agent will credit the shares of our common stock to the accounts of those nominees who are registered holders, who, in turn, will credit their customers’ accounts with our common stock. We anticipate that brokers, banks and other nominees will generally credit their customers’ accounts with our common stock on the same day that their accounts are credited, which is expected to be the distribution date.

Treatment of Fractional Shares

The transfer agent will not deliver any fractional shares of our common stock in connection with the distribution. Instead, the transfer agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. We anticipate that these sales will occur as soon as practicable after the distribution date. Those holders will then receive a cash payment in the form of a check or wire transfer, as applicable, in an amount equal to their pro rata share of the total net proceeds of those sales. If you physically hold Verizon stock certificates or hold your stock in book-entry form, your check for any cash that you may be entitled to receive instead of fractional shares of our common stock will be mailed to you separately, or if applicable and practicable, a deposit will be made by wire transfer provided you are enrolled in direct deposit.

It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures and that brokers or other nominees may request the transfer agent to sell the fractional shares on their behalf. You should contact your broker or other nominee for additional details.

None of Verizon, our company or the transfer agent will guarantee any minimum sale price for the fractional shares of our common stock. Neither we nor Verizon will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders. See “—Certain United States Federal Income Tax Consequences of the Spin-Off.”

Treatment of Stock Options and Other Stock-Based Awards

The exercise price of and number of shares of Verizon common stock underlying options to purchase shares of Verizon common stock held by any current or former Verizon employee (including a Verizon employee who is our employee at the time of the spin-off) will be adjusted, in an amount yet to be determined, pursuant to the terms of the applicable Verizon equity incentive plans, taking into account the change in the value of Verizon common stock as a result of the spin-off.

In order to avoid adverse tax treatment for option holders under the Code, the number of shares of Verizon common stock subject to the adjusted options will be rounded down to the nearest whole share, and the per-share exercise price will be rounded up to the nearest whole cent.

Verizon restricted stock units, or RSU’s, awarded pursuant to Verizon equity incentive plans and held by any current or former Verizon employee (including a Verizon employee who is our employee at the time of the spin-off) at the time of the spin-off will continue to represent the right to receive the cash value equivalent of the hypothetical shares of Verizon common stock subject to the award. Each current or former employee who holds Verizon RSU’s at the time of the spin-off will receive additional Verizon RSU’s approximately equal to the cash value of our common stock that would be received with respect to each hypothetical share of Verizon common stock held by the current or former employee under the RSU program.

Verizon performance stock units, or PSU’s, awarded pursuant to Verizon equity incentive plans and held by any current or former Verizon employee (including a Verizon employee who is our employee at the time of the spin-off) at the time of the spin-off will continue to represent the right to receive the cash value equivalent of the hypothetical shares of Verizon common stock subject to the award. Each current or former employee who holds Verizon PSU’s at the time of the spin-off will receive additional Verizon PSU’s approximately equal to the cash value of our common stock that would be received with respect to each hypothetical share of Verizon common stock held by the current or former employee under the PSU program.

Interests of Verizon Officers and Directors in the Spin-Off

To the extent that Verizon officers and directors hold shares of Verizon common stock, they will be entitled to receive shares of our common stock in the distribution on the same terms as other Verizon stockholders.

Certain United States Federal Income Tax Consequences of the Spin-Off

The following summarizes certain United States Federal income tax consequences of the spin-off. This summary is based on the Code, the Treasury regulations promulgated under the Code, and interpretations of the Code and the Treasury regulations by the courts and the IRS, all as they exist as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary is limited to stockholders of Verizon that are United States holders, as defined immediately below. A United States holder is a beneficial owner of Verizon common stock that is, for United States Federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States Federal income tax purposes, created or organized under the laws of the United States or any State thereof or the District of Columbia;

•	an estate, the income of which is subject to United States Federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations.

Further, this summary does not discuss all of the tax considerations that may be relevant to Verizon stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the United States Federal income tax laws, including:

•	insurance companies,

•	dealers or traders in securities or currencies,

•	tax-exempt organizations,

•	financial institutions,

•	mutual funds,

•	partnerships or other entities classified as partnerships for United States Federal income tax purpose and investors in these entities,

•	holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction,

•	holders who are subject to the alternative minimum tax, or

•	holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation.

In addition, this summary is limited to stockholders that hold their Verizon common stock as a capital asset. Finally, this summary does not address any estate, gift or other non-income tax consequences or any state, local or foreign tax consequences.

VERIZON STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL, STATE AND LOCAL AND NON-UNITED STATES TAX CONSEQUENCES OF THE SPIN-OFF TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

The spin-off is conditioned upon Verizon’s receipt of a private letter ruling from the IRS (which Verizon received in September 2006) to the effect that the spin-off, including (i) the contribution of its ownership interest in Idearc Information Services and other assets, liabilities, businesses and employees currently primarily related to Verizon’s domestic print and Internet yellow pages directories publishing operations to Idearc, (ii) the receipt by Verizon of Idearc common stock, the Idearc debt obligations and cash delivered to Verizon from cash on hand and from the proceeds of a portion of the term loans incurred under the new credit facilities, (iii) the expected exchange by Verizon of the Idearc debt obligations for certain outstanding Verizon debt, and (iv) the distribution by Verizon of Idearc common stock to Verizon stockholders, will qualify as tax-free to Verizon, Idearc and Verizon stockholders for United States Federal income tax purposes under Section 355 and related provisions of the Code. Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, then Verizon will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Code. Rather, the private letter ruling will be based upon representations by Verizon that these conditions have been satisfied, and any inaccuracy in the representations could prevent Verizon from relying on the ruling.

The spin-off is also conditioned upon the receipt by Verizon of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel to Verizon, to the effect that the spin-off will similarly qualify as tax-free to Verizon, Idearc and Verizon stockholders under Section 355 and related provisions of the Code. The opinion will rely on the IRS letter ruling as to matters covered by the ruling. The opinion will be based on, among other things, certain assumptions and representations as to factual matters made by Verizon and Idearc, which, if incorrect or inaccurate in any material respect, would jeopardize the conclusions reached by counsel in its opinion. The opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion.

Assuming that the spin-off qualifies as described above: (i) no gain or loss will be recognized by (and no amount will be included in the income of) Verizon stockholders upon the receipt of shares of Idearc common stock in the spin-off; (ii) any cash received in lieu of fractional share interests in Idearc will give rise to capital gain or loss equal to the difference between the amount of cash received and the tax basis allocable to the fractional share interests (determined as described below); (iii) the aggregate tax basis of the Verizon common stock and the Idearc common stock in the hands of each Verizon stockholder after the spin-off (including any fractional interests to which the stockholder would be entitled) will equal the aggregate tax basis of the Verizon common stock held by the stockholder immediately before the spin-off, allocated between the Verizon common stock and the Idearc common stock in proportion to the relative fair market value of each on the date of the spin-off; and (iv) the holding period of the Idearc common stock received by each Verizon stockholder will include the holding period at the time of the spin-off of the Verizon common stock on which the distribution is made.

Notwithstanding receipt by Verizon of the private letter ruling and opinion of counsel, the IRS could assert that the spin-off does not qualify for tax-free treatment for United States Federal income tax purposes. If the IRS were successful in taking this position, Verizon stockholders and Verizon could be subject to significant United States Federal income tax liability. In general, Verizon stockholders would be subject to tax as if they had received a taxable distribution equal to the fair market value of the Idearc common stock that was distributed to them and the gain recognized by Verizon likely would include the entire fair market value of the stock of Idearc as well as the Idearc debt securities. In addition, even if the spin-off otherwise were to qualify for tax-free treatment for United States Federal income tax purposes, it would become taxable to Verizon pursuant to Section 355(e) of the Code if 50% or more of the shares of either Verizon common stock or Idearc common stock were acquired, directly or indirectly, as part of a plan or series of related transactions that included the spin-off. If the IRS were to determine that acquisitions of Verizon common stock or Idearc common stock, either before or after the spin-off, were part of a plan or series of related transactions that included the spin-off, this determination could result in the recognition of gain by Verizon under Section 355(e). In that case, the gain recognized by Verizon likely would include the entire fair market value of the stock of Idearc, and would be very substantial. In connection with the request for the IRS private letter ruling and the opinion of Verizon’s counsel, Verizon has represented that the spin-off is not part of any plan or series of related transactions. Even if Section 355(e) were to cause the spin-off to be taxable to Verizon, the spin-off would remain tax-free to Verizon’s stockholders.

Although the taxes resulting from the spin-off not qualifying for tax-free treatment for United States Federal income tax purposes generally would be imposed on Verizon stockholders and Verizon, under the tax sharing agreement Idearc expects to enter into with Verizon, Idearc would be required to indemnify Verizon and its affiliates against all tax-related liabilities caused by the failure of the spin-off to qualify for tax-free treatment for United States Federal income tax purposes (including as a result of Section 355(e) of the Code) to the extent these liabilities arise as a result of any action taken by Idearc or any of its affiliates following the spin-off or otherwise result from any breach of any representation, covenant or obligation of Idearc or any of its affiliates under the tax sharing agreement or any other agreement that will be entered into by Idearc with Verizon in connection with the spin-off. See “Relationship Between Verizon and Our Company After the Spin-Off—Tax Sharing Agreement.”

Results of the Distribution

Immediately following the spin-off, we expect to have outstanding approximately 146,000,000 shares of our common stock, based on the number of shares of Verizon common stock outstanding on October 14, 2006, 2006. The actual number of shares of our common stock to be distributed will depend on the actual number of shares of Verizon common stock outstanding on the record date.

Immediately following the spin-off, we expect to have approximately 899,750 holders of record of shares of our common stock, based on the number of record holders of Verizon common stock on October 14, 2006. This number includes those Verizon stockholders who are only entitled to receive a cash payment for fractional shares.

Listing and Trading of Our Common Stock

Before November 1, 2006, there will be no public market for our common stock. Beginning shortly after the record date, trading of shares of our common stock is expected to begin on a when issued basis. Our common stock is expected to be listed on the New York Stock Exchange under the symbol “IAR.” Following the spin-off, Verizon common stock will continue to trade on the New York Stock Exchange under the symbol “VZ.”

Neither we nor Verizon can assure you as to the trading price of our common stock after the spin-off or as to whether the combined trading prices of our common stock and Verizon’s common stock after the spin-off will, in the aggregate, be less than, equal to or greater than the trading prices of Verizon common stock before the spin-off. See “Risk Factors—Risk Factors Relating to Ownership of Our Common Stock.”

The shares of our common stock distributed to Verizon’s stockholders will be freely transferable, except for shares received by individuals who are our affiliates and except for certain shares issued under employee plans. Individuals who may be considered our affiliates after the spin-off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. This may include some or all of our executive officers and directors. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, including the exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

As of the distribution date, based on their holdings of Verizon common stock as of October 1, 2006, we estimate that our directors and officers will collectively hold 4,960 shares of our common stock that will be subject to these restrictions.

DIVIDEND POLICY

We expect to pay dividends at an annual rate of approximately $1.37 per share, but only if and to the extent dividends are declared by our board of directors and permitted by applicable law and by the terms of our financing arrangements. Dividend payments are not guaranteed and our board of directors may decide, in its absolute discretion, not to pay dividends. Dividends on our common stock are not cumulative. All decisions regarding the declaration and payment of dividends, including with respect to the initial dividend, will be at the discretion of our board of directors and will be evaluated from time to time in light of our financial condition, earnings, growth prospects, funding requirements, applicable law and other factors our board of directors deems relevant. Idearc is a newly-formed entity and, therefore, has not paid dividends in the past. In addition, our overall leverage could require us to dedicate a significant portion of our cash flow from operations to paying the principal of and interest on our indebtedness, thereby reducing funds available for other corporate purposes, and make it more difficult for us to pay our anticipated cash dividends. See “Risk Factors—Risk Factors Relating to the Spin-Off—Following the spin-off, we will have substantial indebtedness, which could have a negative impact on our financing options and liquidity position.”

Restrictions on Payment of Dividends Under Delaware Law

Under Delaware law, we can only pay dividends either out of “surplus” (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or out of current or the immediately preceding year’s earnings. Although we believe we will have sufficient surplus or earnings to pay dividends at the anticipated levels during the first year following the spin-off, our board will seek periodically to assure itself of this before actually declaring any dividends.

Restrictions on Payment of Dividends Under Our Financing Arrangements

Our financing arrangements will contain significant restrictions on our ability to pay dividends on shares of our common stock based on our meeting certain performance measures and complying with other conditions. Our ability to comply with these performance measures may be affected by events beyond our control, including prevailing economic, financial and industry conditions.

For example, we expect that our new credit facilities and our notes will include covenants that specifically limit our ability to pay dividends. Under the new credit facilities we expect to be generally restricted from paying dividends except in specified circumstances. See “Description of Certain Indebtedness—New Credit Facilities—Permitted Distributions.” We expect the indenture governing the notes to include similar provisions limiting our ability to pay dividends.

A breach of any of the covenants, ratios or tests contained in our financing arrangements could result in a default under the financing arrangements. Any events of default or breach of certain provisions in our financing arrangements could prohibit us from paying any dividends to you.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2006, on a historical and pro forma basis to give effect to the following pro forma transactions:

•	repayment of a note receivable from Verizon;

•	the issuance of approximately 146 million shares of Idearc common stock (using the distribution ratio of one share of Idearc common stock for every 20 shares of Verizon common stock);

•	the incurrence by Idearc of up to approximately $9,115 million of debt comprised of:

•	approximately $2,850 million of senior unsecured notes;

•	senior secured term loan facilities in an aggregate amount of approximately $6,265 million consisting of:

•	a tranche A term loan facility of approximately $1,515 million; and

•	a tranche B term loan facility of approximately $4,750 million; and

•	a cash distribution by Idearc to Verizon, resulting in a remaining cash balance of approximately $100 million.

In exchange for the contribution by Verizon to Idearc of all of its ownership interest in Idearc Information Services and other assets, liabilities, businesses and employees currently primarily related to Verizon’s domestic print and Internet yellow pages directories publishing operations, Idearc will: (i) issue to Verizon additional shares of Idearc common stock, the senior unsecured notes and a portion of the loans under the tranche B facility, and (ii) transfer to Verizon cash from cash on hand and from the proceeds of the loans under the tranche A facility, and the proceeds from the remaining portion of the loans under the tranche B facility.

You should read this table together with “Selected Financial Information,” “Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical and pro forma condensed financial statements and notes to those statements included elsewhere in this information statement.

	As of September 30, 2006
	Actual	Pro Forma
	(in millions)
Cash	$—	$100
Note receivable from Verizon	480	—

Total cash and note receivable	$480	$100

Long-term debt:
New credit facilities
Tranche A term loan facility	$—	$1,515
Tranche B term loan facility	—	4,750
Senior unsecured notes	—	2,850

Total long-term debt	—	9,115

Parent’s equity/shareowners’ investment	389	(8,998)

Total capitalization	$389	$117

SELECTED FINANCIAL INFORMATION

The following table sets forth our summary of historical and pro forma financial data. The following financial data as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 have been derived from our financial statements, which were audited by Ernst & Young LLP. The results of operations, cash flow data and financial position as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001 and 2002 and as of and for the nine months ended September 30, 2005 and 2006 have been derived from our unaudited financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The following information should be read together with our financial statements and the notes related to those financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Index to Financial Statements.”

Our financial information may not be indicative of our future performance and does not necessarily reflect what our financial condition and results of operations would have been had we operated as an independent, stand-alone entity during the periods presented, particularly since many changes will occur in our operations and capitalization as a result of our spin-off from Verizon.

	For the Years Ended December 31,					For the Nine Months Ended September 30,		Pro Forma for Nine Months Ended September 30,
	2001 (unaudited)	2002 (unaudited)	2003 (audited)	2004 (audited)	2005 (audited)	2005 (unaudited)	2006 (unaudited)	2006 (unaudited)
	(in millions)
Operating revenue	$3,831	$3,760	$3,675	$3,513	$3,374	$2,553	$2,420	$2,420
Operating income	1,994	1,764	1,477	1,601	1,641	1,265	1,060	1,100
Income from operations before cumulative effective of accounting change(1)	1,203	1,095	894	972	1,025	788	673	347
Net income (loss)	1,203	1,095	(568)	972	1,025	788	673	347

	As of December 31,					As of September 30,		Pro Forma As of September 30,
	2001 (unaudited)	2002 (unaudited)	2003 (unaudited)	2004 (audited)	2005 (audited)	2005 (unaudited)	2006 (unaudited)	2006 (unaudited)
	(in millions)
Total assets	$3,688	$3,336	$1,359	$1,402	$1,412	$1,350	$1,456	$1,121
Long-term obligations	—	—	—	—	—	—	—	9,115
Parent’s equity/shareowners’ investment	1,895	1,843	226	317	325	297	389	(8,998)

(1)	Effective January 1, 2003, we changed our method for recognizing revenues and expenses from the publication-date method to the amortization method. The publication-date method, which we used prior to January 1, 2003, recognizes revenues and direct expenses when the directories are published. Under the amortization method, which has increasingly become the industry standard, revenues and direct expenses (paper, printing and initial distribution costs) are recognized over the life of the directory, which is usually twelve months. The accounting change affected the timing of the recognition of revenues and expenses but did not result in any impact on cash flows. The cumulative effect of the accounting change resulted in a one-time charge of $2,381 million ($1,463 million after-tax).

PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma financial information presented below has been derived from our audited financial statements as of and for the year ended December 31, 2005 and unaudited financial statements for the nine months ended September 30, 2005 and 2006. The pro forma adjustments and notes to the pro forma financial information give effect to the transactions described below. The unaudited pro forma financial information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes related to those financial statements included elsewhere in this information statement.

The unaudited pro forma statement of operations for the year ended December 31, 2005 and interim periods ended September 30, 2005 and 2006 have been prepared as if the transactions described below had occurred as of January 1, 2005. The unaudited pro forma interim balance sheet as of September 30, 2006 has been prepared as if the transactions described below occurred on September 30, 2006. The pro forma adjustments are based on the best information available and assumptions that management believes are reasonable. The unaudited pro forma financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our results of operations or financial position would have been had the transactions described below occurred on the dates indicated. The unaudited pro forma financial information also should not be considered representative of our future results of operations or financial position.

The pro forma financial information presented reflects our financial results as fully described in the notes to our consolidated financial statements included in this information statement and gives effect to the following pro forma transactions:

•	repayment of a note receivable from Verizon;

•	the issuance of approximately 146 million shares of Idearc common stock (using the distribution ratio of one share of Idearc common stock for every 20 shares of Verizon common stock);

•	the incurrence by Idearc of up to approximately $9,115 million of debt comprised of:

•	approximately $2,850 million of the notes; and

•	senior secured term loan facilities in an aggregate amount of approximately $6,265 million consisting of:

•	a tranche A term loan facility of approximately $1,515 million; and

•	a tranche B term loan facility of approximately $4,750 million; and

•	a cash distribution by Idearc to Verizon, resulting in a remaining cash balance of approximately $100 million.

In exchange for the contribution by Verizon to Idearc of all of its ownership interest in Idearc Information Services and other assets, liabilities, businesses and employees currently primarily related to Verizon’s domestic print and Internet yellow pages directories publishing operations, Idearc will: (i) issue to Verizon additional shares of Idearc common stock, the senior unsecured notes and a portion of the loans under the tranche B facility, and (ii) transfer to Verizon cash from cash on hand, and from the proceeds of the loans under the tranche A facility and the proceeds from the remaining portion of the loans under the tranche B facility.

See the notes to unaudited pro forma financial information included herein for a more detailed discussion of these pro forma transactions.

The pro forma adjustments do not give effect to non-recurring separation costs estimated to be approximately $124 million pre-tax and approximately $76 million on an after-tax basis. We expect to fund these costs from available cash. Due to the scope and complexity of the underlying projects, the amount of these costs could increase or decrease materially and the timing of incurrence of these costs could change. The following table sets forth our estimated non-recurring separation costs by category and period:

	Year Ending December 31, 2006 (Estimate)	2007 and 2008 (Estimate)	Total (Estimate)
	(in millions)
Re-branding and brand launch	$3	$27	$30
Employee and other	11	8	19
Information technology systems and infrastructure	3	1	4
Transition cost	17	52	69
SuperPages.com platform development	2	—	2

Total pre-tax	$36	$88	$124

Total after-tax(1)	$22	$54	$76

(1)	Based on a 39% tax rate

A portion of the costs will be capitalized and amortized over its useful life and other costs will be expensed as incurred depending on their nature.

The pro forma adjustments do not give effect to the annual costs that will result from establishing or expanding the corporate support services for our business, including information technology, human resources, treasury, tax, risk management, accounting and financial reporting, investor relations, pension management, legal, procurement and other services. We expect these costs to be substantially similar to our historical costs.

We reimbursed Verizon for specific goods and services it provided to, or arranged for, us based on tariffed rates, market prices or negotiated terms that approximated market rates. These goods and services included items such as communications and data processing services, office space, professional fees and insurance coverage.

We also reimbursed Verizon for our share of costs incurred by Verizon to provide services on a common basis to all of its subsidiaries. These costs included allocations for legal, security, treasury, tax and audit services. The allocations were based on actual costs incurred by Verizon and periodic studies that identified employees or groups of employees who were totally or partially dedicated to performing activities that benefited us. In addition, we reimbursed Verizon for general corporate costs that indirectly benefited us, including costs for activities such as investor relations, financial planning, marketing services and benefits administration. These allocations were based on actual costs incurred by Verizon, as well as on our size relative to other Verizon subsidiaries. We believe that these cost allocations are reasonable for the services provided. We also believe that these cost allocations are consistent with the nature and approximate amount of the costs that we would have incurred on a stand-alone basis.

The pro forma adjustments do not give effect to the impact of the sale of our Hawaii operations that were sold in May 2005. For the year ended December 31, 2005, Hawaii operating revenues were $22 million, operating expenses were $6 million, operating income was $16 million and net income was $10 million. See “Summary—Summary Historical and Pro Forma Financial Data.”

The pro forma adjustments do not give effect to the impact of the new printing agreement, dated February 16, 2006, with RRD. As a result of this agreement, we will no longer derive revenue or incur expense from commercial printing services. See note 15 to the audited financial statements for additional information on our printing agreement with RRD. For the nine months ended September 30, 2006, commercial printing revenue was $7 million and operating expense was $4 million. In 2005, commercial printing revenue was $24 million and operating expense was $22 million. See “Summary—Summary Historical and Pro Forma Financial Data.”

Idearc Inc.

Unaudited Pro Forma Statement of Operations

For the Year Ended December 31, 2005

	Historical	The Transactions		Pro-Forma
	(dollars in millions, except per share amount)
Operating Revenue
Print products	$3,147	$—		$3,147
Electronic	197	—		197
Other	30	—		30

Total Operating Revenue	3,374	—		3,374

Operating Expense
Selling	646	(32	)(1)	614
Cost of sales	622	(12	)(1)	610
General and administrative	374	(8	)(1)	366
Depreciation and amortization	91	—		91

Total Operating Expense	1,733	(52)		1,681

Operating Income	1,641	52		1,693
Interest income and (expense), net	16	(754	)(2)	(738)

Income before income taxes	1,657	(702)		955
Provision for income taxes	632	(274	)(2)	358

Net Income (Loss)	$1,025	(428)		$597

Pro forma basic and diluted earnings per common share				$4.09

Pro forma basic and diluted shares outstanding (in millions)				146	(3)

Idearc Inc.

Unaudited Pro Forma Statement of Operations

For the Nine Months Ended September 30, 2005

	Historical	The Transactions		Pro-Forma
	(dollars in millions, except per share amount)
Operating Revenue
Print products	$2,383	$—		$2,383
Electronic	147	—		147
Other	23	—		23

Total Operating Revenue	2,553	—		2,553
Operating Expense
Selling	456	(25	)(1)	431
Cost of sales	461	(9	)(1)	452
General and administrative	303	(5	)(1)	298
Depreciation and amortization	68	—		68

Total Operating Expense	1,288	(39)		1,249
Operating Income	1,265	39		1,304
Interest income and (expense), net	10	(564	)(2)	(554)

Income before income taxes	1,275	(525)		750
Provision for income taxes	487	(205	)(2)	282

Net Income	$788	$(320)		$468

Pro forma basic and diluted earnings per common share				$3.21

Pro forma basic and diluted shares outstanding (in millions)				146	(3)

Idearc Inc.

Unaudited Pro Forma Statement of Operations

For the Nine Months Ended September 30, 2006

	Historical	The Transactions		Pro-Forma
	(dollars in millions, except per share amount)
Operating Revenue
Print products	$2,241	$—		$2,241
Electronic	167	—		167
Other	12	—		12

Total Operating Revenue	2,420	—		2,420
Operating Expense
Selling	533	(27	)(1)	506
Cost of sales	474	(8	)(1)	466
General and administrative	286	(5	)(1)	281
Depreciation and amortization	67	—		67

Total Operating Expense	1,360	(40)		1,320
Operating Income	1,060	40		1,100
Interest income and (expense), net	21	(575	)(2)	(554)

Income before income taxes	1,081	(535)		546
Provision for income taxes	408	(209	)(2)	199

Net Income	$673	$(326)		$347

Pro forma basic and diluted earnings per common share				$2.38

Pro forma basic and diluted shares outstanding (in millions)				146	(3)

Idearc Inc.

Unaudited Pro Forma Balance Sheet

As of September 30, 2006

	Historical	The Transactions		Pro-Forma
	(dollars in millions)
Assets
Current assets
Cash	$—	$100	(4)	$100
Note receivable from Verizon	480	(480	)(4)	—
Accounts receivable, net of allowance of $75	325	—		325
Deferred directory costs	136	—		136
Prepaid expenses and other	49	—		49

Total current assets	990	(380)		610

Property, plant and equipment	459	—		459
Less accumulated depreciation	(322)	—		(322)

	137	—		137

Goodwill	73	—		73
Other intangible assets, net	107	—		107
Deferred tax asset	149	(70	)(5)(6)	79
Other assets	—	115	(5)	115

Total assets	$1,456	$(335)		$1,121

Liabilities and Parent’s Equity/Shareowners’ Investment
Current liabilities
Accounts payable and accrued liabilities	$312	$—		$312
Deferred revenues	198	—		198
Other	30	—		30

Total current liabilities	540	—		540

Non-current liabilities
Long term-debt	—	9,115	(4)	9,115
Employee benefit obligations	524	(63	)(6)	461
Other liabilities	3	—		3

Total non-current liabilities	527	9,052		9,579

Parent’s equity/shareowners’ investment
Common stock, $.01 par value, 146,000,000 shares issues and outstanding	—	2		2
Parent’s equity	389	(389)		—
Additional paid in capital	—	(9,000)		(9,000)

Total parent’s equity/shareowners’ investment	389	(9,387)		(8,998)

Total liabilities and parent’s equity/shareowners’ investment	$1,456	$(335)		$1,121

Idearc Inc.

Notes to Unaudited Pro Forma Financial Information

(1)	Reflects the expected on-going pension/OPEB credit stemming from the 414(l) pension asset transfer. In connection with the spin-off, the pension assets will be transferred to us on a fully funded basis. In 2005, we recorded an annual combined pension/OPEB expense of $48 million and on a pro forma basis, we expect to record an annual combined pension/OPEB credit of $4 million. In the nine month period ended September 30, 2005 and 2006, we reflected a pension/OPEB credit of $3 million.

(2)	Reflects the adjustment to record interest expense on $9,115 million of debt with an assumed blended interest rate of 7.96%, the amortization of debt issuance costs of approximately $16 million, and the associated estimated income taxes. In addition, reflects the elimination of the interest income currently earned on the note receivable from Verizon. See note (4) below. The tax effect of the pro forma adjustments was calculated using the estimated statutory federal and state tax rate of 39% applicable to our operating companies.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

(3)	The number of shares used to compute pro forma basic earnings per share is the number of shares of common stock estimated to be outstanding at the distribution date, using the distribution ratio of one share of our common stock for every 20 shares of Verizon common stock outstanding at September 30, 2006.

(4)	Reflects the recapitalization of our business through the series of the following transactions:

•	repayment of a note receivable from Verizon;

•	the issuance of approximately 146 million shares of Idearc common stock (assuming a distribution ratio of one share of Idearc common stock for every 20 shares of Verizon common stock);

•	the incurrence by Idearc of up to approximately $9,115 million of debt comprised of:

•	approximately $2,850 million of senior unsecured notes;

•	senior secured term loan facilities in an aggregate amount of approximately $6,265 million consisting of:

•	a tranche A term loan facility of approximately $1,515 million; and

•	a tranche B term loan facility of approximately $4,750 million; and

•	a cash distribution by Idearc to Verizon, resulting in a remaining cash balance of approximately $100 million.

In exchange for the contribution by Verizon to Idearc of all of its ownership interest in Idearc Information Services and other assets, liabilities, businesses and employees currently primarily related to Verizon’s domestic print and Internet yellow pages directories publishing operations, Idearc will: (i) issue to Verizon additional shares of Idearc common stock, the senior unsecured notes and a portion of the loans under the tranche B facility, and (ii) transfer to Verizon from cash on hand, and from the proceeds of the loans under the tranche A facility and the proceeds from the remaining portion of the loans under the tranche B facility.

(5)	We reflect the incurrence of approximately $115 million in debt issuance costs in connection with the $9,115 million debt issuance. These costs will be deferred and amortized as interest expense over the term of the debt. In addition, a deferred tax liability of $45 million is established and reflected as a reduction to our deferred tax asset.

(6)	Reflects the one-time adjustment to record a stock compensation expense of approximately $27 million associated with Verizon-based stock options and other stock-based awards and the subsequent payment to Verizon of the entire liability associated with the Verizon long-term incentive plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations covers periods prior to the consummation of the spin-off and the related transactions, which we refer to as the transactions. Accordingly, the discussion and analysis of historical periods does not reflect the significant impact that the transactions will have on us, including significantly increased leverage and debt service requirements. In addition, the statements in the discussion and analysis regarding industry outlook, our expectations regarding the future performance of our business and the other non-historical statements in the discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the “Risk Factors” section. Our actual results may differ materially from those contained in any forward-looking statements. You should read the following discussion together with the section entitled “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” “Selected Financial Information,” “Pro Forma Financial Information,” “—Liquidity and Capital Resources” and our financial statements and related notes thereto included elsewhere in this information statement.

Our financial information may not be indicative of our future performance and does not necessarily reflect what our financial condition and results of operations would have been had we operated as an independent, stand-alone entity during the periods presented, particularly since many changes will occur in our operations and capitalization as a result of the transactions.

Overview

We are the second largest yellow pages directories publisher in the United States as measured by revenues, and we believe that we have the nation’s leading Internet yellow pages directory. Our products include: print yellow pages; print white pages; an Internet yellow pages directory, SuperPages.com; and an information directory for wireless subscribers, SuperPages Mobile. Following the transactions, our assets, liabilities, businesses and employees will consist of those currently primarily related to Verizon’s domestic print and Internet yellow pages directories publishing operations. We will continue to be the exclusive official publisher of Verizon print directories in the markets in which Verizon is currently the incumbent local exchange carrier, which we refer to as our incumbent markets. We also will continue to use the Verizon brand on our print directories in our incumbent markets, as well as in our current markets in which Verizon is not the incumbent, which we refer to as our independent markets. For the year ended December 31, 2005, we generated revenue of $3,374 million and operating income of $1,641 million.

We are currently a subsidiary of Verizon. On October 18, 2006, Verizon announced its intention to pursue the spin-off of the companies that currently comprise Verizon’s domestic print and Internet yellow pages directories publishing operations. The spin-off, now expected to occur on or about November 17, 2006, will occur through a tax-free distribution by Verizon of all of its shares of our common stock to Verizon’s stockholders. In connection with the spin-off, we expect to enter into a distribution agreement with Verizon containing the key provisions relating to the separation of our business from Verizon. The distribution agreement will identify the assets to be transferred, liabilities to be assumed and contracts to be assigned to us. Our capital structure will change significantly on the date of the spin-off from Verizon.

Stand-alone Company

We have historically operated as the print and Internet yellow pages directories businesses of Verizon and not as a stand-alone company. The financial statements included in this information statement have been derived from the historical financial statements of Verizon, and include the assets, liabilities, businesses and employees currently primarily related to Verizon’s domestic print and Internet yellow pages directories publishing operations that are currently reported in Verizon’s Information Services segment in its financial statements. To prepare these financial statements, we specifically identified all assets, liabilities, businesses and employees primarily related to those operations. We believe these specific identifications are reasonable; however, the resulting amounts could differ from amounts that would be determined if we operated on a stand-alone basis. Because of our relationship with Verizon, our historical results of operations, financial position and cash flows are not necessarily indicative of what they would have been had we operated without the shared resources of Verizon. Accordingly, our financial statements are not necessarily indicative of our future results of operations, financial position and cash flows. See our financial statements and related notes thereto included in this information statement.

Historically, we reimbursed Verizon for specific goods and services it provided to, or arranged for, us based on tariffed rates, market prices or negotiated terms that approximated market rates. These goods and services included items such as communications and data processing services, office space, professional fees and insurance coverage.

We also reimbursed Verizon for our share of costs incurred by Verizon to provide services on a common basis to all of its subsidiaries. These costs included allocations for legal, security, treasury, tax and audit services. The allocations were based on actual costs incurred by Verizon and periodic studies that identified employees or groups of employees who were totally or partially dedicated to performing activities that benefited us. In addition, we reimbursed Verizon for general corporate costs that indirectly benefited us, including costs for activities such as investor relations, financial planning, marketing services and benefits administration. These allocations were based on actual costs incurred by Verizon, as well as on our size relative to other Verizon subsidiaries. We believe that these cost allocations are reasonable for the services provided. We also believe that these cost allocations are consistent with the nature and approximate amount of the costs that we would have incurred on a stand-alone basis.

Upon the consummation of the transactions, we will become a stand-alone company. We expect that the costs we will incur as a stand-alone company will initially include payment for services we expect to be provided by Verizon under a transition services agreement, which will become effective immediately after the consummation of the transactions. Under the transition services agreement, Verizon will continue to provide certain services that it has historically provided to us, including portions of requirements relating to information technology, financial services, and human resources for a period from 6 to 18 months. During the period of the transition services agreement, we will incur one-time costs for transition activities and may incur some duplicative expenses as we start up certain stand-alone functions. We estimate these one-time costs to be approximately $124 million pre-tax and approximately $76 million on an after-tax basis. We expect to fund these costs from available cash. Following the full implementation of our stand-alone functions and the termination of the transition services agreement, we expect costs for the stand-alone services to be similar to our historical costs. However, there can be no assurance that our costs will not exceed our historical cost allocations for similar services. See “Pro Forma Financial Information” for an estimate of our separation costs by category and period.

Basis of Presentation

Our financial statements were prepared using the specific financial accounting records of the entities that comprise the domestic print and Internet yellow pages directories publishing operations of Verizon. These entities include Idearc Media Corp., Idearc Media Sales—East Co., Idearc Media Sales—West Inc., Idearc Media Services—East Inc. and Idearc Media Services-West Inc. These financial statements have been presented using the historical results of operations and historical basis of assets and liabilities of these businesses. All significant intercompany accounts and transactions have been eliminated.

The financial statements are prepared using United States generally accepted accounting principles (U.S. GAAP). These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates and assumptions. Examples of significant estimates include the allowance for doubtful accounts, the recoverability of property, plant and equipment, goodwill and other intangible assets, valuation allowances on tax assets and liabilities, and pension and postretirement benefit assumptions. See “Critical Accounting Policies” for a summary of the critical accounting policies used in preparing our financial statements.

Additionally, the assets and liabilities included in our financial statements may differ from our assets and liabilities upon completion of the transactions. The spin-off will be completed on the terms contained in the distribution agreement we expect to enter into with Verizon. Our management believes that all historical costs of operations have been reflected in the financial statements.

New Financing Arrangements

In connection with the transactions, as partial consideration for the acquired business, we expect to issue to Verizon senior unsecured notes, which we refer to as the notes, and a portion of the loans under the tranche B facility. We will also transfer to Verizon cash from cash on hand and from the proceeds of the loans under the tranche A facility, and the proceeds from the remaining portion of the loans under the tranche B facility. We expect that the terms of the credit agreement governing the new credit facilities and the indenture governing the notes will include covenants that, among other things, may require us to satisfy certain financial tests, maintain certain financial ratios, restrict our ability to create liens, which could limit our ability to incur additional indebtedness, and restrict the ability of our subsidiaries to incur additional indebtedness. To the extent permitted, we may also incur additional indebtedness from time to time for general corporate purposes, including working capital requirements, capital expenditures and future acquisitions.

We anticipate that upon completion of the transactions, we will have combined cash and equivalents of approximately $100 million and available liquidity under the revolving credit facility of $250 million. We expect to have approximately $9,115 million of indebtedness upon completion of the transactions.

Operating Revenue

We derive our operating revenue primarily from the sale of advertising in our print directories, which we refer to as print products revenue. Of our total 2005 operating revenue of $3,374 million, $3,147 million, or 93.3% came from the sale of advertising in our print directories. Revenue from our Internet yellow pages directory, SuperPages.com, which we refer to as electronic revenue, generated $197 million, or 5.8% of our total 2005 operating revenue. Other revenue sources produced $30 million, or 0.9%, of our total 2005 operating revenue.

Growth in operating revenue can be affected by several factors, including changes in advertising customers, changes in the pricing of advertising, changes in the quantity of advertising purchased per customer, changes in the size of the sales force and the introduction of additional products, which generate incremental revenues. We continue to face competition in our print directories markets as well as from other advertising media, including cable television, radio and the Internet. Over the past several years, as a result of this competition, among other things, our print products revenue in our incumbent markets has declined. However, these declines have been offset in part by growth in our independent directories business and Internet yellow pages business.

For the full year ended December 31, 2006, we currently estimate that our total operating revenues, excluding the revenue associated with our Hawaii operations that were sold in May 2005 and commercial printing operations that were discontinued in March 2006, will be approximately 3.0% less than our total operating revenues, on the same basis, for the year ended December 31, 2005. This decline reflects the continuing amortization of our published results from 2005 and the early part of 2006, offset in part by the recent improvements in our published results described below and the continuing growth of our Electronic revenue. We also currently estimate that our operating income margin, excluding the results of our Hawaii and commercial printing operations and the effects of depreciation and amortization for the full year ended December 31, 2006, will be approximately 48%. However, for the reasons discussed above in the introduction to “Management’s discussion and analysis of financial condition and results of operations,” there can be no assurance that our published results and our operating margin excluding the effects of depreciation and amortization for the full year ended December 31, 2006 will be materially different from these estimates.

Print products. Advertising in print directories is sold a number of months prior to the date each title is published. We recognize revenue ratably over the life of each directory, which is usually 12 months, using the amortization method of accounting, with revenue recognition commencing in the month of publication. A portion of the revenue reported in any given year represents sales activity and in some cases, publication of directories, that occurred in the prior year. Print advertising is sold to two customer sets: local advertisers, comprised of small and medium-sized businesses that advertise in a limited geographical area, and national advertisers, comprised of larger businesses that advertise regionally or nationally. The proportion of print product revenue attributable to local and national advertisers has historically been consistent over time, with 84.6%, 85.4% and 85.8% attributable to local revenue and 15.4%, 14.6% and 14.2% attributable to national revenue in 2005, 2004 and 2003, respectively.

Our print products revenue performance varies depending on the market and area of the country. Some of our markets in the densely populated urban areas along the East coast of the United States have been more adversely impacted by difficult market conditions, including declining market usage and intense competition. These markets represent a significant portion of our print products revenue. Market specific strategies have been implemented to mitigate further revenue declines in these and other markets. To the extent these strategies are successful, we believe the decline in our print products revenues may diminish over time. However, because we have only recently begun implementing these strategies, and because of the effects of our amortization method of accounting, the results of these initiatives may not be reflected in our results of operations for some time.

Management uses the results of directories as they are published as a leading indicator of amortized print products revenue. Published results represents the revenue to be amortized over the life of the directory. See “—Critical Accounting Policies—Revenue Recognition.” Recently, published results have begun to improve as current sales activities and strategies take effect. Evidencing this, we currently estimate that published revenue for the full year ended December 31, 2006, will only decline by 2.5% to 3.0% relative to published results for the year ended December 31, 2005, adjusted to exclude results associated with our Hawaii operations that were sold in May 2005. This compares favorably to the approximately 5.6% decline in published results on the same basis between 2004 and 2005. However, for the reasons discussed above in the introduction to “management’s discussion and analysis of financial condition and results of operations,” there can be no assurance that our published results for the full year ended December 31, 2006 will be materially different from this estimate.

Electronic. Our Internet yellow pages directory, SuperPages.com, earns revenue from two sources: fixed-fee services and performance-based advertising products. Fixed-fee services include advertisement placement on our SuperPages.com web site, and web site development and hosting for our advertisers. Revenue from fixed-fee services is recognized monthly over the life of the service. Performance-based advertising products revenue is earned when consumers connect with our SuperPages.com advertisers by a “click” through to their web sites or a phone call to their businesses. Performance-based advertising products revenue is recognized when there is evidence that qualifying transactions have occurred.

Other Revenue. Other revenue includes commercial printing services and the sale of directories. On February 16, 2006, we entered into a nine year printing agreement with RRD. As a result of this agreement, we will no longer derive revenue from commercial printing services. See Note 15 to the financial statements for additional information on our printing agreement with RRD.

Operating Expense

Operating expense is comprised of four expense categories: (1) selling, (2) cost of sales, (3) general and administrative and (4) depreciation and amortization.

Selling. Selling expense includes the sales and sales support organizations, including base salaries and sales commissions paid to the local sales force, national sales commissions paid to independent certified marketing representatives, local marketing and promotional expenses, sales training and customer care. All selling costs are expensed as incurred. In 2005, selling expense of $646 million represented 37.3% of total operating expense and 19.1% of total operating revenue.

In 2003, Verizon offered a management voluntary separation program to substantially all of its non-union and certain union employees, including our sales force. A substantial portion of our sales force accepted this program offer, including representatives with limited experience and tenure, as well as sales representatives nearing retirement. As a result, sales were negatively impacted causing reductions in amortized revenue over time. Since 2003, we have focused on rebuilding our sales force through incremental hiring to higher staffing levels. Our sales force headcount remained relatively constant in 2004 and 2005. In 2006, we increased our sales force headcount by approximately 500 sales representatives.

The management voluntary separation program has impacted our financial results both from a revenue and an expense perspective. Because we recognize revenue over the life of a directory but expense selling costs when incurred, the impact of a change in headcount on revenues and expenses does not entirely occur in the same year. Although we began to increase our hiring in 2004, we continued to see the management voluntary separation program negatively impact our sales into 2004 and 2005 directories, which was subsequently reflected in amortized revenues recognized in 2004, 2005 and into 2006. The continuing impact on revenues also results from the six to eighteen month ramp up in productivity for new hires, and the sales cycle for print directories, which can be as long as six months.

While an increase in total headcount will generally result in higher selling expenses, this can be offset by sales force turnover. In 2004, headcount increased while turnover rates remained relatively high, due in part to the significant number of new hires, therefore, our selling expenses reflected reduced employee related costs. Our headcount level remained relatively constant in 2005.

Cost of Sales. Cost of sales includes the costs of producing and distributing both print and Internet yellow pages directories, including publishing operations, web site development, paper, printing, directory distribution and Internet traffic costs. Costs directly attributable to producing print directories are amortized over the average life of a directory. These costs include paper, printing and initial distribution. All other costs are expensed as incurred. In 2005, cost of sales of $622 million represented 35.9% of total operating expense and 18.4% of total operating revenue.

General and Administrative. General and administrative expense includes corporate management and governance functions, which are comprised of finance, human resources, real estate, marketing, legal, public affairs, billing and receivables management. In addition, general and administrative expense includes bad debt, operating taxes, insurance, image and brand advertising and other general expenses. All general and administrative costs are expensed as incurred. In 2005, general and administrative expense of $374 million represented 21.6% of total operating expense and 11.1% of total operating revenue. Historically, our general and administrative expense has included the costs of other services, including real estate, information technologies, legal, finance and human resources, shared among Verizon affiliates; however, after the consummation of the transactions and the termination of the transition services agreement, we will incur and bear these costs directly.

Depreciation and Amortization. In 2005, depreciation and amortization expense of $91 million represented 5.3% of total operating expense and 2.7% of total operating revenue. In 2005, depreciation expense for property, plant and equipment was $45 million and software amortization was $46 million.

Results of Operations

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005

The following table sets forth our operating results for the nine months ended September 30, 2006 and 2005:

(Unaudited) Nine Months Ended September 30,	2006	2005	Change	%
	(in millions)
Print products	$2,241	$2,383	$(142)	(6.0)%
Electronic	167	147	20	13.6%
Other	12	23	(11)	(47.8)%

Operating Revenue	2,420	2,553	(133)	(5.2)%
Selling	533	456	77	16.9%
Cost of sales	474	461	13	2.8%
General and administrative	286	303	(17)	(5.6)%
Depreciation and amortization	67	68	(1)	(1.5)%

Operating Expense	1,360	1,288	72	5.6%

Net income	$673	$788	$(115)	(14.6)%

Operating Revenue

Operating revenue of $2,420 million in the first nine months of 2006 decreased $133 million, or 5.2%, compared to $2,553 million in the first nine months of 2005 for the reasons described below.

Print Products. Revenue from print products of $2,241 million in the first nine months of 2006 decreased $142 million, or 6.0%, compared to $2,383 million in the first nine months of 2005. Of this decline, $22 million was from the sale of our Hawaii operations in 2005. The remainder of this decline resulted from reduced advertiser renewals, partially offset by the addition of new advertisers, increases in advertiser spending and revenue from new product offerings. While the number of print advertisers declined 10.2% to 762,000 at September 30, 2006 from 849,000 at September 30, 2005, the average annual amortized revenue per print advertiser increased by 5.7%, to $3,775 in the first nine months of 2006 from $3,570 in the first nine months of 2005. Growth in average annual amortized revenue per print advertiser has resulted primarily from our success in retaining higher-value print advertisers. We continued to face competition in the print directory market and from other advertising media, including cable television, radio and the Internet.

Electronic. Electronic revenue of $167 million in the first nine months of 2006 increased $20 million, or 13.6%, compared to $147 million in the first nine months of 2005, as we continued to expand our product offerings, market reach and advertiser base. The growth rate was lower than that realized in 2005 due to the introduction of performance-based advertising products and a resulting customer shift to these products from fixed-fee advertising products. Performance-based products are at an earlier stage of development and have not yet reached their anticipated level of revenue growth. At September 30, 2006, the number of electronic advertisers was approximately 212,000, up 30,000, or 16.5%, from September 30, 2005.

Other Revenue. Other revenue includes commercial printing services and the sale of directories. Other revenue of $12 million in the first nine months of 2006 decreased $11 million, or 47.8%, compared to $23 million in the first nine months of 2005. This decrease is attributable to the elimination of commercial printing services revenue resulting from the sale of our printing assets in February 2006 to R.R. Donnelley & Sons, Inc.

Operating Expense

Operating expense of $1,360 million in the first nine months of 2006 increased $72 million, or 5.6%, compared to $1,288 million in the first nine months of 2005.

Selling. Selling expense of $533 million in the first nine months of 2006 increased $77 million, or 16.9%, compared to $456 million in the first nine months of 2005. This increase was primarily driven by higher employee related costs associated with hiring approximately 500 additional sales representatives, increased sales commissions and advertising intended to stimulate revenue growth.

Cost of Sales. Cost of sales of $474 million in the first nine months of 2006 increased $13 million, or 2.8%, compared to $461 million in the first nine months of 2005. This increase was primarily due to traffic costs associated with SuperPages.com, increased employee related costs, and increased distribution costs, partially offset by lower printing costs.

General and Administrative. General and administrative expense of $286 million in the first nine months of 2006 decreased $17 million, or 5.6%, compared to $303 million in the first nine months of 2005. Bad debt expense of $101 million in the first nine months of 2006 decreased by $25 million, or 19.8%, compared to $126 million in the first nine months of 2005. Bad debt expense as a percent of total operating revenue was 4.2% for the first nine months of 2006 compared to 4.9% for the first nine months of 2005. This decrease in bad debt expense was due to changes in our credit policies and improvements to our collection processes. The decrease in bad debt expense was partially offset by higher employee related costs.

Depreciation and Amortization. Depreciation and amortization expense of $67 million in the first nine months of 2006 decreased $1 million, or 1.5%, compared to $68 million in the first nine months of 2005.

Net Income

Net income of $673 million in the first nine months of 2006 decreased $115 million, or 14.6%, compared to $788 million in the first nine months of 2005, primarily due to the after-tax effects of the items described above.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The following table sets forth our operating results for 2005 and 2004:

Years Ended December 31,	2005	2004	Change	%
	(in millions)
Print products	$3,147	$3,318	$(171)	(5.2)%
Electronic	197	165	32	19.4%
Other	30	30	—	—

Operating Revenue	3,374	3,513	(139)	(4.0)%

Selling	646	681	(35)	(5.1)%
Cost of sales	622	582	40	6.9%
General and administrative	374	563	(189)	(33.6)%
Depreciation and amortization	91	86	5	5.8%

Operating Expense	1,733	1,912	(179)	(9.4)%

Net income	$1,025	$972	$53	5.5%

Operating Revenue

Our 2005 operating revenue of $3,374 million declined $139 million, or 4.0%, compared to $3,513 million in 2004 for the reasons described below.

Print Products. Revenue from print products of $3,147 million in 2005 decreased $171 million, or 5.2%, from $3,318 million in 2004. Of this decline, $44 million was from the sale of our Hawaii operations in the second quarter of 2005. The remainder of this decline resulted from reduced advertiser renewals, partially offset by the addition of new advertisers, increases in advertiser spending and revenue from new product offerings. While the number of print advertisers declined 11.8% to 822,000 at the end of 2005 from 932,000 at the end of 2004, the average annual amortized revenue per print advertiser increased by 4.7%, to $3,588 in 2005 from $3,428 in 2004. Growth in average annual amortized revenue per print advertiser has resulted primarily from our success in retaining higher-value print advertisers. Although we had partially restored our sales force staffing levels by the end of 2005, Verizon’s 2003 management voluntary separation program that affected sales into 2004 and 2005 publications continued to negatively impact print products revenue amortized in 2005. We also continued to face competition in the print directory market and from other advertising media, such as cable television, radio and the Internet.

Electronic. Our electronic revenue of $197 million in 2005 grew $32 million, or 19.4%, from $165 million in 2004, as we continued to expand our product offerings, market reach and advertiser base. At the end of 2005, the number of electronic advertisers was approximately 186,000, up 19,000, or 11.4%, over the end of 2004.

Other Revenue. Other revenue includes commercial printing services and the sale of directories. Revenue from these sources did not change year-over-year.

Operating Expense

Operating expense of $1,733 million in 2005 declined $179 million, or 9.4%, compared to $1,912 million in 2004.

Selling. Selling expense of $646 million in 2005 decreased $35 million, or 5.1%, compared to $681 million in 2004. This decrease was primarily driven by lower sales commission expense due to reduced sales. Additional cost reductions were driven by lower local advertising expense, contractor costs, and facility costs.

Cost of Sales. Cost of sales of $622 million in 2005 increased $40 million, or 6.9%, compared to $582 million in 2004. This increase was primarily driven by increased printing and distribution costs associated with increased paper costs, additional directory volumes for our market expansion program, and our roll out of companion directories in many of our existing markets.

General and Administrative. General and administrative expense of $374 million in 2005 decreased by $189 million, or 33.6%, compared to $563 million in 2004. This decrease was primarily due to a $66 million, or 28.3% reduction in bad debt expense to $167 million in 2005, compared to $233 million in 2004. Bad debt expense as a percentage of total operating revenue was 4.9% in 2005 compared to 6.6% in 2004. This decrease was due to changes in our credit policies and improvements to our collection processes. Reduced contractor expenses associated with lower outside collection agency fees and reduced system conversion activities, lower litigation costs than were experienced in 2004 due to the resolution of our litigation with Yellow Book, and decreased employee related costs also contributed to lower general and administrative expense in 2005 compared to 2004.

Depreciation and Amortization. Depreciation and amortization expense of $91 million in 2005 increased $5 million in 2005, or 5.8%, compared to $86 million in 2004, primarily due to increased software amortization.

Net Income

Net income of $1,025 million in 2005 increased $53 million, or 5.5%, compared to $972 million in 2004, primarily due to the after-tax effects of the items described above.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The following table sets forth our operating results for 2004 and 2003:

Years Ended December 31,	2004	2003	Change	%
	(in millions)
Print products	$3,318	$3,490	$(172)	(4.9)%
Electronic	165	136	29	21.3%
Other	30	49	(19)	(38.8)%

Operating Revenue	3,513	3,675	(162)	(4.4)%

Selling	681	674	7	1.0%
Cost of sales	582	593	(11)	(1.9)%
General and administrative	563	855	(292)	(34.2)%
Depreciation and amortization	86	76	10	13.2%

Operating Expense	1,912	2,198	(286)	(13.0)%

Net income	$972	$(568)	$1,540	—

Operating Revenue

Our 2004 operating revenue of $3,513 million declined $162 million, or 4.4%, compared to $3,675 million in 2003 for the reasons described below.

Print Products. Revenue from print products of $3,318 million in 2004 decreased $172 million, or 4.9%, compared to $3,490 million in 2003. This decline resulted from reduced advertiser renewals, partially offset by the addition of new advertisers, increases in advertiser spending and revenue from new product offerings. While the number of print advertisers declined 7.2% from 1,004,000 at the end of 2003 to 932,000 at the end of 2004, the average annual amortized revenue per print advertiser increased to $3,428 in 2004 from $3,405 in 2003. Growth in average annual amortized revenue per print advertiser has resulted primarily from lower spending print advertisers comprising the majority of print advertisers that did not renew. Sales force performance had been reduced as a result of Verizon’s 2003 management voluntary separation program, which significantly reduced the size of our sales force at the end of 2003. Although we had partially restored our sales force staffing levels by the end of 2004, we believe the management voluntary separation program continued to negatively affect sales in 2004 publications. We also continue to face competition in the print directory market and from other advertising media, such as cable television, radio and the Internet.

Electronic. Electronic revenue of $165 million in 2004 grew $29 million, or 21.3%, compared to $136 million in 2003, as we continued to expand our product offerings, market reach and advertiser base. At the end of 2004, the number of electronic advertisers was approximately 167,000, up 26,000, or 18.4%, from the end of 2003.

Other Revenue. Other revenue of $30 million in 2004 decreased $19 million, or 38.8%, compared to $49 million in 2003. This decrease was primarily due to the elimination of sales commission revenue that had been earned in 2003 and prior years from our sales force selling into Alltel directories pursuant to an agency agreement with Alltel, as well as reduced commercial printing services revenue.

Operating Expense

Operating expense of $1,912 million in 2004 declined $286 million, or 13.0%, compared to $2,198 million in 2003.

Selling. Selling expense of $681 million in 2004 increased $7 million, or 1.0%, compared to $674 million in 2003. This increase was primarily driven by increased local advertising expense, national sales commissions and contractor costs, partially offset by reduced employee related costs. In 2004, headcount increased while turnover rates remained relatively high, due in part to the significant number of new hires, therefore, our selling expenses reflected reduced employee related costs.

Cost of Sales. Cost of sales of $582 million in 2004 decreased $11 million, or 1.9%, compared to $593 million in 2003. This decrease was primarily driven by lower printing costs and reduced employee related costs associated with Verizon’s 2003 management voluntary separation program, partially offset by higher Internet traffic costs associated with volume growth of our Internet yellow pages directory, SuperPages.com.

General and Administrative. General and administrative expense of $563 million in 2004 decreased by $292 million, or 34.2%, compared to $855 million in 2003. This decline was primarily driven by a one-time charge of $250 million in the fourth quarter of 2003, associated with severance, pension and postretirement benefits for the employees who accepted Verizon’s 2003 management voluntary separation program offer, as well as the effect of an asset impairment charge recorded in 2003. Another source of the decline was a $64 million, or 21.5%, reduction in bad debt expense to $233 million in 2004 compared to $297 million in 2003. Bad debt expense as a percentage of total operating revenue was 6.6% in 2004 compared to 8.1% in 2003. This decrease was due to changes in our credit policies and improvements to our collection processes. These reductions were partially offset by increased contractor expenses associated with outside collection agency fees and system conversion activities, and increased costs associated with the resolution of our litigation with Yellow Book in 2004.

Depreciation and Amortization. Depreciation and amortization expense of $86 million in 2004 increased $10 million, or 13.2%, compared to $76 million in 2003, primarily due to increased software amortization.

Net Income

Net income of $972 million in 2004 increased $77 million, or 8.6%, compared to net income before the cumulative effect of the accounting change of $1,463 million in 2003. This increase was primarily due to the after-tax effects of the items described above.

Net loss in 2003 of $568 million included the impact of our revenue recognition accounting change, which resulted in an after-tax charge of $1,463 million. See note 2 to the financial statements for discussion on the revenue recognition accounting change.

Liquidity and Capital Resources

Historical

Historically, our principal source of liquidity was cash flow generated from operations. We have historically generated sufficient cash flow to fund our operations and investments and to make dividend payments to Verizon. We have a financial services arrangement with Verizon Financial Services LLC. We can, along with other Verizon affiliates, borrow or advance funds on a day-to-day (demand) basis. Because these borrowings and advances are based on a variable interest rate and demand note basis, the carrying value of the notes approximate fair market value. We were in a note receivable position of $480 million at September 30, 2006, $348 million at December 31, 2005 and $241 million at December 31, 2004.

The following table sets forth a summary of cash flow for the nine months ended September 30, 2006 and 2005:

(Unaudited) Nine Months Ended September 30,	2006	2005	Change
	(in millions)
Cash Flows Provided By (Used In)
Operating activities	$794	$959	$(165)
Investing activities	(20)	(34)	14
Financing activities	(774)	(925)	151

Increase (Decrease) In Cash and Cash Equivalents	$—	$—	$—

Our primary source of funds continues to be cash generated from operations. In the first nine months of 2006, cash from operations decreased $165 million, or 17.2%, compared to the same period of 2005, primarily due to reduced revenues and increased selling expense.

Historically, we experienced a cash outflow of approximately $20 million annually for OPEB costs. We expect to continue to experience a similar level of annual OPEB costs subsequent to the spin-off.

Cash used in investing activities decreased $14 million, or 41.2%, in the first nine months of 2006 compared to the same period in 2005, primarily due to cash proceeds of $20 million from the sale of our printing plant assets in the first quarter of 2006 and a decrease in capital expenditures to $40 million from $52 million in the first nine months of 2006 and 2005, respectively, partially offset by the cash outlay of $16 million in the third quarter of 2006 for the acquisition of Inceptor Inc. (See note 6 to our unaudited consolidated financial statements).

Cash used in financing activities decreased $151 million, or 16.3%, in the first nine months of 2006, compared to the first nine months of 2005, primarily due to a decrease of $192 million in dividends and returns of capital paid to Verizon affiliates of $642 million in the first nine months of 2006 from $834 million in the first nine months of 2005. The decrease in dividends was partially offset by the change in our affiliate note receivable of $41 million.

The following table sets forth a summary of cash flow for 2005 and 2004:

Years Ended December 31,	2005	2004	Change
	(in millions)
Cash Flow Provided By (Used In)
Operating activities	$1,239	$1,170	$69
Investing activities	(76)	(77)	1
Financing activities	(1,163)	(1,093)	(70)

Increase (Decrease) In Cash and Cash Equivalents	$—	$—	$—

In 2005, cash from operations increased $69 million, or 5.9%, compared to 2004 primarily due to the impact of severance payments made in 2004 associated with Verizon’s 2003 management voluntary separation program and legal fees paid in 2004 associated with the resolution of the Yellow Book litigation, partially offset by higher income tax payments.

Cash used in investing activities decreased $1 million, or 1.3%, in 2005 compared to 2004 due to capital expenditures decreasing $7 million to $78 million in 2005 from $85 million in 2004 and an increase in cash from our short-term investment activity of $13 million, partially offset by cash proceeds of $19 million received in 2004 from the sale of facilities. Our short-term investments include principally cash equivalents held in trust accounts for payment of employee benefits.

Cash used in financing activities increased $70 million, or 6.4%, in 2005 compared to 2004 due to an increase of $124 million in dividends and returns of capital paid to Verizon affiliates of $1,058 million in 2005 from $934 million in 2004, partially offset by the change in our affiliate note receivable of $54 million.

The following table sets forth a summary of cash flow for 2004 and 2003:

Years Ended December 31,	2004	2003	Change
	(in millions)
Cash Flow Provided By (Used In)
Operating activities	$1,170	$1,243	$(73)
Investing activities	(77)	(77)	—
Financing activities	(1,093)	(1,166)	73

Increase (Decrease) In Cash and Cash Equivalents	$—	$—	$—

In 2004, cash from operations decreased $73 million, or 5.9%, compared to 2003 due to an increase in severance payments associated with Verizon’s 2003 management voluntary separation program, higher legal fees paid in 2004 associated with the resolution of the Yellow Book litigation, reduced revenues, and increased operating costs, partially offset by lower income tax payments.

Cash used in investing activities remained unchanged between 2004 and 2003. Capital expenditures increased $13 million to $85 million in 2004 from $72 million in 2003 and short-term investment activity increased $6 million, offset by cash proceeds of $19 million received in 2004 from the sale of facilities. Our short-term investments include principally cash equivalents held in trust accounts for payment of employee benefits.

Cash used in financing activities decreased $73 million, or 6.3%, in 2004 compared to 2003 due to a decrease of $111 million in dividends and returns of capital paid to Verizon affiliates of $934 million in 2004 from $1,045 million in 2003, partially offset by the change in our affiliate note receivable of $38 million.

Post Transactions

Upon the closing of the transactions, we expect to enter into the new credit facilities providing for an aggregate amount of approximately $6,515 million, consisting of (i) a senior secured five-year revolving credit facility in a principal amount of approximately $250 million, and (ii) senior secured term loan facilities in an aggregate amount of approximately $6,265 million consisting of (a) a tranche A term loan facility of approximately $1,515 million (the tranche A facility) and (b) a tranche B term loan facility of approximately $4,750 million (the tranche B facility).

In connection with the transactions, we expect to issue to Verizon the notes and a portion of the loans under the tranche B facility, which we refer to as the Idearc debt obligations, as partial consideration for Verizon’s contribution to us of the acquired business. We expect that Verizon will seek to exchange the Idearc debt obligations for certain outstanding Verizon debt, thereby reducing Verizon’s outstanding indebtedness. Assuming Verizon and its creditors consummate the exchange, we expect Verizon’s creditors to immediately resell the Idearc debt obligations. In addition, we will transfer to Verizon cash from cash on hand and from the proceeds of the loans under the tranche A facility, and the proceeds from the remaining portion of the loans under the tranche B facility. To the extent permitted, we may also incur additional indebtedness from time to time for general corporate purposes, including working capital requirements, capital expenditures and future acquisitions.

Following the transactions, our primary source of liquidity will continue to be cash flow generated from operations. We anticipate that upon consummation of the transactions, we will have combined cash and equivalents of approximately $100 million and available liquidity under the revolving credit facility of approximately $250 million. We expect the revolving credit facility to be available to pay fees and expenses in connection with the spin-off and related transactions, for working capital and for general corporate purposes, and that up to approximately $50 million will be available for letters of credit. We expect that our primary liquidity requirements will be for debt service on the new credit facilities and the notes, payments of dividends, if any, capital expenditures and working capital.

Currently, we directly bill more than 50% of our customers. By the end of 2007, we anticipate migrating our remaining customers to our direct billing system. In connection with the transactions, we expect to enter into a billing and collection agreement with Verizon that will become effective upon the consummation of the transactions. Under that agreement, Verizon will continue to bill and collect from our customers who have not migrated to our billing system. These remaining customers, who are also Verizon local telephone customers, consist primarily of smaller customers serviced by our telephone call center. See “Risk Factors—Risk Factors Relating to the Spin-Off—Verizon will continue to provide transition services to us following the spin-off; if these transition services were prematurely halted or if we were unable to replicate the transition services internally, our business would be materially adversely affected.”

In connection with the transactions, we expect to incur approximately $6,265 million of borrowings under the new credit facilities and approximately $2,850 million of indebtedness with the issuance of the notes. Consequently, after the consummation of the transactions, we will be significantly leveraged. On a pro forma basis, as of September 30, 2006, we would have had outstanding $9,115 million in aggregate indebtedness, with approximately $250 million of additional borrowing capacity available under the revolving credit facility. As a result, we will be required to apply a significant amount of cash to service our debt obligations. For the year ended December 31, 2005 and the nine months ended September 30, 2006, on a pro forma basis after giving effect to the transactions, our net interest expense, including the amortization of debt issuance costs, would have been $738 million and $554 million, respectively.

The credit agreement and the indenture governing the notes are expected to contain negative and affirmative covenants and requirements affecting us and domestic subsidiaries that we create or acquire, with certain exceptions to be provided in those agreements. Specifically, the credit agreement and the indenture governing the notes are expected to contain negative covenants and restrictions including: restrictions on liens, sale-leaseback transactions, debt, dividends and other restricted junior payments, redemptions and stock repurchases, consolidations and mergers, acquisitions, asset dispositions, investments, loans, advances, changes in line of business, changes in fiscal year, restrictive agreements with subsidiaries, transactions with affiliates and capital expenditures.

In addition, the credit agreement and the indenture governing the notes are expected to contain events of default, including, but not limited to, for failure to pay principal or interest when due, change of control, covenant defaults and cross-default.

Following the spin-off, we expect our credit ratings to be substantially lower than the current ratings of Verizon. Differences in credit ratings affect the interest rates at which we may sell debt securities or borrow funds, as well as the amounts of indebtedness and types of financing structures that may be available to us. See “Risk Factors—Risk Factors Relating to Our Business—We may not have access to capital on acceptable terms or at all.”

Our contractual obligations as of December 31, 2005 are summarized below:

Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	More than 5 years
(in millions)
Long-term debt obligations	$—	$—	$—	$—	$—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	76	26	44	5	1
Purchase obligations	—	—	—	—	—
Other long-term liabilities reflected on balance sheet	—	—	—	—	—

Total	$76	$26	$44	$5	$1

The following table presents our contractual obligations on a pro forma basis as of December 31, 2005 after giving effect to the transactions.

	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Long-term debt obligations	$9,115	$48	$171	$474	$8,422
Interest payments on long-term debt obligations	6,728	725	1,440	1,412	3,151
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	76	26	44	5	1
Purchase obligations	—	—	—	—	—
Other long-term liabilities reflected on balance sheet	—	—	—	—	—

Total	$15,919	$799	$1,655	$1,891	$11,574

We currently expect to pay a regular dividend beginning in 2007. We currently expect to pay cash dividends of approximately $1.37 per share per annum, which will initially represent an aggregate of approximately $200 million per year, to the holders of our common stock, but only if and to the extent dividends are declared by our board of directors and permitted by applicable law. Our ability to pay a dividend will be impacted by our ongoing ability to generate cash from operations. Following the transactions, payments on approximately $9,115 million of indebtedness and our dividends will account for the majority of our financing activities. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors, and will depend upon many factors, including our financial condition, earnings, growth prospects, funding requirements, applicable law, compliance with the covenants in the instruments governing our debt and other factors our board of directors deems relevant. Under the terms of the credit agreement and the indenture governing the notes, dividends will be restricted. See “Dividend Policy” and “Pro Forma Financial Information.

We may from time to time seek to retire our outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. These repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. In addition, we may issue additional debt, subject to compliance with our debt instruments, if prevailing market conditions are favorable to doing so.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under the credit facility will be adequate to meet our future cash needs for the next year.

We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the new credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If we consummate an acquisition, our debt service requirements could increase. We may be required to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. See “Risk Factors—Risk Factors Relating to the Spin-Off—Following the spin-off, we will have substantial indebtedness, which could have a negative impact on our financing options and liquidity position.”

Critical Accounting Policies

A summary of the critical accounting policies used in preparing our financial statements are as follows:

Revenue Recognition

We earn revenues primarily from print and Internet yellow pages directory publishing. The sale of advertising in print directories is the primary source of revenues. We recognize revenues ratably over the life of each directory using the amortization method of accounting, with revenue recognition commencing in the month of publication. Our Internet yellow pages directory, SuperPages.com, earns revenues from two sources: fixed-fee and performance-based advertising products. Fixed-fee advertising includes advertisement placement on our SuperPages.com web site and web site development and hosting for our advertisers. Revenues from fixed-fee advertisers are recognized monthly over the life of the advertising service. Performance-based advertising products revenues are earned when consumers connect with our SuperPages.com advertisers by a “click” through to their web sites or a phone call to their businesses. Performance-based advertising products revenues are recognized when there is evidence that qualifying transactions have occurred.

For “click” through transactions, participating web site links are each assigned a unique identification number and, on a daily basis, our system counts each “click” to the web site. We exclude non-qualifying clicks through proprietary technology and through independent verification. For performance-based advertising in the form of telephone calls to our advertisers, we assign the advertiser a unique telephone number, which we use to track qualifying transactions. In these performance-based transactions, we set the click or call bid price daily and multiply it by the number of qualifying transactions occurring on that day.

Expense Recognition

Direct costs related to the production of directories are recognized ratably over the life of each directory under the deferral and amortization method. Direct costs include paper, printing and initial distribution. Paper costs are stated on an average cost basis. All other costs are recognized as incurred.

Accounts Receivable

Accounts receivable is recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is calculated using a percentage of sales method based upon collection history and an estimate of uncollectible accounts. Management may exercise its judgment in adjusting the provision as a consequence of known items, including current economic factors and credit trends. Accounts receivable adjustments are recorded against the allowance for doubtful accounts. Bad debt expense as a percentage of revenue was 4.2% for the nine months ended September 30, 2006 and 4.9%, 6.6% and 8.1% for the years ended December 31, 2005, 2004 and 2003, respectively.

Income Taxes

We account for income taxes in accordance with SFAS 109, “Accounting for Income Taxes.” Deferred tax assets or liabilities are recorded to reflect the future tax consequences of temporary differences between the financial reporting basis of assets and liabilities and their tax basis at each year-end. These amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. We have been included in Verizon’s consolidated Federal and State income tax returns. The provision for income taxes in our consolidated financial statements has been determined as if we filed our own consolidated tax returns separate and apart from Verizon.

Employee Benefit Plans

We participate in certain Verizon benefit plans. Under these plans, pension, post-retirement health care and life insurance benefits earned during the year, as well as interest on projected benefit obligations, are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits. In December 2005, Verizon announced that participants in its management pension plans, including our management employees, will no longer earn pension benefits or earn service towards our retiree medical subsidy after June 30, 2006.

Recent Accounting Pronouncements

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), “Share-Based Payment,” which revises SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, be recognized as compensation expense based on their fair value. Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123. We adopted SFAS No. 123(R) effective January 1, 2006, using the modified prospective method, and the impact on our results of operations or financial position is not material.

Uncertainty in Income Taxes

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. We are required to adopt FIN 48 effective January 1, 2007. The cumulative effect of initially adopting FIN 48 will be recorded as an adjustment to opening retained earnings in the year of adoption and will be presented separately. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized upon adoption of FIN 48. We are currently evaluating the impact this new standard will have on our future results of operations and financial position.

Quantitative and Qualitative Disclosures about Market Risk

As of September 30, 2006, on a pro forma basis after giving effect to the transactions, we would have had approximately $6,265 million of debt outstanding under the senior secured term loan facilities. We expect a portion of the senior term loan facilities will be subject to variable rates. Accordingly, our earnings and cash flow will be affected by changes in interest rates. Assuming the pro forma level of borrowings at variable rates and assuming a one percentage point increase in the average interest rate under these borrowings, we estimate that our interest expense for the nine months ended September 30, 2006 would have increased by approximately $47 million, without taking into account any potential required hedging under the instruments governing our debt. We currently expect the credit facilities to require us to hedge a portion of our total indebtedness.

INDUSTRY

The entire U.S. advertising market generated approximately $278 billion in revenues in 2005, with directory advertising estimated to have captured approximately 5.8% share of the advertising market. Unlike other advertising, directory advertising is characterized as primarily “directional” advertising, or advertising targeted at consumers who are actively seeking information and who are prepared to purchase a product or service. Directory advertising competes with all other forms of media advertising, including the Internet, newspapers, magazines, radio, outdoor, direct mail, telemarketing, billboards and television. The U.S. directory advertising industry generated approximately $15.9 billion in revenues in 2005, with a total circulation of approximately 447 million directories. Historically, the U.S. directory advertising industry has been dominated by the large publishing businesses of incumbent local exchange carriers, which we refer to as the incumbents. The industry is currently dominated by publishers that are either owned by, or have agreements to publish print directories for, the incumbents, which we refer to as the incumbent publishers. Mergers have recently reduced the number of incumbent publishers to four: AT&T, Idearc, BellSouth, and R.H. Donnelley. AT&T is in the process of acquiring BellSouth, which, when complete, will further reduce the number of incumbent publishers.

In this information statement, when we refer to our print directories, we are referring to print directories which consist primarily of wireline listings and classified advertisements directed primarily to telephone service customers in a given geographic area.

Local Versus National Advertising

While directory advertising is sold on both a local and national basis, local advertising from small and medium-sized businesses constitutes the majority of directory advertising revenues. Over the past seven years, local directory advertising constituted approximately 85% of total revenues for the U.S. directory advertising industry. This is consistent with our experience, where in 2005, local advertising comprised approximately 85% of our print directory advertising revenues.

Competition within the Industry

The industry can be divided into two major groups of directory advertising publishers: (i) publishers that are either owned by, or have agreements to publish directories for, incumbent local exchange carriers and (ii) independent publishers, including Yellow Book and Valley Yellow Pages. As the table below illustrates, while the independent publishers’ revenues have increased over the past several years, the incumbent publishers remain the dominant players, with approximately 82% of total revenues in 2004 for the U.S. directory advertising industry. According to the Kelsey Group, a provider of strategic research and analysis, incumbent print revenue is expected to decrease at a compounded annual growth rate, or CAGR, of approximately 1.7% from 2006 to 2010, and during this same period, the Kelsey Group projects independent print revenue to have a CAGR of approximately 10.9%.

U.S. print directory market share: 2001 – 2004

	2001	% of total	2002	% of total	2003	% of total	2004	% of total	CAGR ‘01-’04
	(dollars in billions)
Incumbent publishers(1)	$12.9	87.2%	$12.8	86.1%	$12.4	84.0%	$12.4	81.8%	(1.3)%
% growth yearly	4.6%		(0.6)%		(3.2)%		(0.1)%
Independent publishers	1.9	12.8%	2.1	13.9%	2.4	16.0%	2.8	18.2%	13.6%
% growth yearly	12.0%		10.0%		14.1%		16.7%

Total Print	$14.8	100.0%	$14.9	100.0%	$14.8	100.0%	$15.2	100.0%	0.9%
% growth yearly	7.0%		0.8%		(0.8)%		2.6%

Source:	Veronis Suhler Stevenson, Communications Industry Forecast, July 2005.

(1)	Incumbent publishers changed accounting methodology in 2003 to amortize revenues over the life of a directory, rather than recognizing revenues on the publication. These publishers did not restate their 2002 revenues.

As the table below illustrates, the U.S. directory advertising industry remains highly concentrated. The incumbent publishers, AT&T, Idearc, BellSouth and R.H. Donnelley cumulatively generated approximately $11.8 billion of total U.S. directory advertising revenues in 2005. The independent segment comprised just over 19% of total directory-related advertising revenues in 2005.

U.S. Directory Advertising Publishers

2005 Revenues
(in billions)
AT&T(1)	$3.7
Idearc	3.4
BellSouth(1)	2.1
R.H. Donnelley(2)	2.6
Yellow Book(3)	1.5
Others	2.6

Total	$15.9

(1)	AT&T is in the process of acquiring BellSouth. Following the merger, AT&T/Bell South directory advertising revenues would have been $5.8 billion in 2005.
(2)	Pro forma for the merger of R.H. Donnelley and Dex Media, which closed in January 2006.
(3)	Represents the U.S. business of the Yell Group, Ltd.

We believe that the incumbent publishers have a number of advantages over smaller independent competitors. The incumbent publishers can generally deliver a better value proposition to advertisers (measured in terms of cost per reference, or an advertiser’s cost per contact generated from advertising through a publisher’s product or service) because those publishers tend to have higher usage in the market, largely due to their long-term presence in a particular market, their association with the incumbent and user perception of accuracy of their directories. Incumbent publishers also tend to benefit from established customer bases and solid, cost-efficient operations infrastructures. These factors force independent publishers to compete on price to build their customer bases. This results in advertising rates lower than the rates offered by the incumbent publishers. The existing infrastructure, scale of business and pricing premium typically allow the incumbent publishers to achieve higher EBITDA margins than their independent competitors.

Competition with Other Media

We believe yellow pages advertising is the preferred form of advertising for many small and medium-sized businesses because of its relatively low cost, directional nature, broad demographic and geographic distribution, enduring presence, high customer usage and ability to deliver a high return on investment. Yellow pages are well-organized sources of information for consumers, featuring comprehensive lists of businesses in their local area. In addition, we believe that a single exposure to a yellow pages advertisement for a consumer who is ready to make a purchase is far more valuable than multiple exposures in other media at times when the consumer is not prepared to make a purchase. In other words, consumers “opt in” to yellow pages, creating a high conversion rate between exposure and purchase.

While overall advertising tends to track an economy’s business cycle, directory advertising tends to be more stable and does not fluctuate widely with economic cycles due to its frequent use by small to medium-sized businesses, often as their principal or only form of advertising. Directory advertising is also less influenced by business cycles because failure to advertise in a given directory cannot be remedied until the subsequent edition of that directory is published, which is usually one year later. Moreover, we and other directory publishers give priority placement within a directory classification to our longest-tenured advertisers. As a result, advertisers have a strong incentive to renew their directory advertising purchases from year to year in order to maintain their priority placement within the directory. Directory advertising is also typically actively marketed by a sales force that contacts customers in person and by telephone with a view to establishing a relationship.

As the table below highlights, U.S. directory advertising industry revenues increased approximately 5.4% in 2001, while other major media segments generally declined.

Advertising spending by media category: 1999 – 2004

Year	U.S. Directories	Revenue Growth		Television(1)	Revenue Growth	Radio	Revenue Growth	Newspaper	Revenue Growth
	(dollars in billions)
1999	$13.2	6.9%		$49.4	6.3%	$17.7	12.3%	$50.7	5.8%
2000	$14.3	8.1%		$56.2	13.8%	$19.8	12.3%	$53.4	5.3%
2001	$15.0	5.4%		$50.9	(9.5)%	$18.4	(7.5)%	$49.1	(8.0)%
2002	$15.2	1.3%		$54.7	7.6%	$19.4	5.7%	$49.1	0.0%
2003	$15.4	0.9%		$55.9	2.1%	$19.6	1.0%	$50.1	2.1%
2004	$15.9	3.7%		$62.1	11.2%	$20.0	2.1%	$52.2	4.0%

‘99–’04 CAGR		3.8	%(2)		4.7%		2.5%		0.6%

Source:	Veronis Suhler Stevenson, Communications Industry Forecast, July 2005.
(1)	Includes broadcast television and cable and satellite television; excludes barter syndication.
(2)	Includes Internet yellow pages revenues.

The Internet

The Internet has emerged as an attractive medium for advertisers. Advances in technology have brought and will likely continue to bring new participants, new products and new channels to the industry, including increasing use of electronic delivery and electronic search engines/services. For instance, national search companies, including Google and Yahoo!, are focusing on local commercial search initiatives. The yellow pages directory advertising business is subject to changes arising from these developments in technology, including information distribution methods and users’ preferences. The use of the Internet as a means to transact commerce through wireless devices has resulted in new technologies being developed and services provided that compete with our traditional products and services.

Some directory publishers operate an Internet yellow pages directory business. Publishers, including us, are increasingly advertising, marketing and selling online products to supplement their traditional print offerings. We believe that the local search online advertising industry will have a compounded annual growth rate, or CAGR, of approximately 19.4% from 2006 to 2010. With SuperPages.com, our Internet yellow pages directory business, we believe that we are in a strong position to leverage this growth. We believe SuperPages.com is the nation’s leading Internet yellow pages directory. For instance, SuperPages.com was the first Internet yellow pages directory to offer both fixed-fee and performance-based advertising products options. In addition, SuperPages.com has a wide range of enhancements, including user reviews, links to web-based shopping information, self- and full-serve fulfillment options and an accompanying search engine marketing option for businesses that do not have the resources or capabilities to navigate Internet marketing.

OUR BUSINESS

Overview

We are the second largest yellow pages directories publisher in the United States as measured by revenues, and we believe that we have the nation’s leading Internet yellow pages directory. Our products include: print yellow pages; print white pages; an Internet yellow pages directory, SuperPages.com; and an information directory for wireless subscribers, SuperPages Mobile. Following the spin-off, our assets, liabilities, businesses and employees will consist of those currently primarily related to Verizon’s domestic print and Internet yellow pages directories publishing operations. We will continue to be the exclusive official publisher of Verizon print directories in the markets in which Verizon is currently the incumbent local exchange carrier, which we refer to as our incumbent markets. We also will continue to use the highly recognized Verizon brand on our print directories in our incumbent markets, as well as in our current markets in which Verizon is not the incumbent, which we refer to as our independent markets.

We, together with our predecessors, have over 125 years of experience in the print directory business and we believe that we have consistently held a leading market position in our incumbent markets. In 2005, we estimate that our print directories had an aggregate market share of approximately 72% in our top fifteen incumbent metropolitan statistical areas, as measured by revenues. In 2005, these markets accounted for approximately half of our revenues. We publish our directories in 358 markets in 35 states across the United States, providing a geographically diversified revenue base. In 2006, we expect to publish approximately 1,280 distinct directory titles, including 1,160 directory titles in our incumbent markets and 120 directory titles in our independent markets, and distribute approximately 136 million copies of these directories to businesses and residences in the United States. In addition, in 1996, we launched SuperPages.com, which includes approximately 17 million business listings and tens of millions of residential listings in the United States. In August 2006, SuperPages.com had approximately 18.4 million unique visitors and approximately 200 million searches. We believe that we have an opportunity to increase the revenues from our independent print and Internet yellow pages directories businesses over the next several years.

We generate our revenues primarily through the sale of print directory advertising. Approximately 90% of our revenues for fiscal year 2005 came from the sale of advertising in print yellow pages directories, and approximately 4% of our revenues came from the sale of advertising in print white pages directories. The remaining 6% came from SuperPages.com. For the year ended December 31, 2005, we generated revenues of $3,374 million and operating income of $1,641 million. For the nine month period ended September 30, 2006, on a pro forma basis to give effect to the spin-off and the related transactions, we generated revenues of approximately $2,420 million and operating income of approximately $1,100 million.

Our strategy is to continue to connect our advertising customers with buyers through a variety of cost-effective products that include print and Internet yellow pages directories and other complementary products. In order to execute our strategy, we will continue to rely on our core strengths, including our leading market position in our incumbent markets, our large, locally-based sales force, the highly recognized Verizon brand, our diverse and attractive markets, our leading position in the Internet yellow pages directory market and our product innovation.

We believe that businesses choose our products and services because they value: the return on investment they achieve relative to other media when advertising through our products and services; the fact that a large number of consumers who consult yellow pages directories actually make a purchase; the broad and diverse demographic and geographic base of consumers that use our products and services, including our advanced Internet products and relationships with several search engines; and the quality of our client service and support.

With an average of approximately 5,000 directory headings in the primary directory in each of our markets, we serve advertisers across a diverse range of industries and geographic areas. As of September 30, 2006, we had a total of approximately 755,000 local print customers consisting primarily of small and medium-sized businesses and approximately 7,000 national print customers.

Competitive Strengths

We believe that we possess the following strengths that will enable us to continue to compete successfully in the local advertising market:

Leading market position. We are the second largest yellow pages directories publisher in the United States as measured by revenues, and we believe that we have the nation’s leading Internet yellow pages directory. We are the exclusive official publisher of Verizon print directories in our incumbent markets, in which we distributed 100 million print directories in 2005. In 2005, we estimate that our print directories had an aggregate market share of approximately 72% in our top fifteen incumbent metropolitan statistical areas, as measured by revenues. In 2005, these markets accounted for approximately half of our revenues. We believe our position as the exclusive official publisher of Verizon print directories in our incumbent markets drives consumer usage of our directories. In addition, we believe that Verizon’s long-term presence as the incumbent local exchange carrier in these markets, as well as the highly recognized Verizon brand, have positioned us as a preferred directory for both consumers and local advertisers.

Highly recognized Verizon brand. In connection with the spin-off, we expect to enter into a 30-year publishing agreement with Verizon, under which we will remain the exclusive official print directory publisher of Verizon Yellow Pages in our incumbent markets. Pursuant to a branding agreement with Verizon, we will continue to use the highly recognized Verizon brand on our print directories in our incumbent and current independent markets. We believe that using the Verizon brand will allow us to continue to enjoy the benefits of its high recognition. In addition, we will invest in brand awareness campaigns that introduce our new brand and reinforce the benefits we offer our customers.

Diverse and attractive markets. We currently publish our directories in 316 incumbent markets and 42 independent markets. We operate in 35 states across the United States, including New York, New Jersey, Pennsylvania, Massachusetts, Florida, California, Virginia, Maryland, Texas and North Carolina. We have a geographically diversified revenue base, with the Northeast region accounting for 34% of revenues, the Mid-Atlantic region accounting for 31% of revenues, the West region accounting for 18% of revenues and the Southeast and Central regions accounting for 17% of revenues. Our markets are attractive for local and national advertisers due to high concentrations of well-educated and affluent residents and consumer spending that tends to be higher than the national average. We select independent markets by assessing a combination of market attractiveness based on potential for sustained growth, their ability to make a meaningful positive contribution to our profitability within two to three years of entry, the current competitive landscape, their business growth characteristics and proximity to our existing sales force. In 2006, we expect to publish approximately 1,280 distinct directory titles, including 1,160 directory titles in our incumbent markets and 120 directory titles in our independent markets. In 2005, our top ten directories, as measured by revenues, accounted for only 12% of our revenues and no single directory accounted for more than 2% of our revenues.

Superior value proposition for our advertisers. We believe directory advertising provides our advertisers with a greater value proposition than other media because it targets consumers at the key time when they are actively seeking information to make a purchase. In 2005, according to the Yellow Pages Association Usage Study, 83% of consumers using yellow pages directories contacted advertisers listed in those directories and 44% of those consumers actually made a purchase. We believe that our directory advertising generally provides a competitive cost per reference. Cost per reference is a measure of an advertiser’s cost per contact (e.g., a telephone call) generated from advertising through our products and services. We also believe that our directory advertising provides a higher return on investment than many other local advertising alternatives, including newspapers, television and radio. We offer our customers an array of complementary products in which they can list their advertisements, including smaller-sized portable Verizon Yellow Pages Companion Directories, community directories in specific neighborhoods, SuperPages.com and SuperPages Mobile.

Large, locally-based sales force. As of December 31, 2005, we had approximately 3,000 sales representatives throughout the United States. The majority of our sales force is locally-based and operates from

56 regional offices and consists of premise sales representatives who generally focus on high-revenue customers. We believe the size, local presence and local market knowledge of our sales force is a competitive advantage that enables us to develop and maintain long-standing relationships with our advertisers. Our local print customer renewal rate (which excludes the loss of customers that did not renew because they are no longer in business) has remained above 85% over the past three years. In addition, we have well-established training programs, practices and procedures to manage the productivity and effectiveness of our sales force. See “—Sales and Marketing.”

Leading Internet yellow pages directory. In 1996, we launched SuperPages.com. We view SuperPages.com as a natural extension of, and complement to, our print directories, enabling us to deliver additional high quality leads for our customers. We believe that SuperPages.com, which includes approximately 17 million business listings and tens of millions of residential listings in the United States, is the nation’s leading Internet yellow pages directory. For instance, SuperPages.com was the first Internet yellow pages directory to offer both fixed-fee and performance-based advertising products options. In addition, it has a wide range of enhancements, including user reviews, links to web-based shopping information, self- and full-serve fulfillment options and an accompanying search engine marketing option for businesses that do not have the capabilities or resources to navigate Internet marketing. Under agreements with several major search engines, we place local advertising content on the search engines’ web sites, providing us with higher traffic volume while retaining the customer relationship. We believe that even if search engines were to develop their own local search capabilities, they would continue to find these agreements beneficial because our local sales force provides them access to local advertisers without having to invest in their own local sales force.

Product innovation and product adaptation. We offer a broad product portfolio that provides our customers additional high quality leads. In addition to our print directories, we offer print extensions, such as Solutions at Hand magazines and Solutions Direct mail packages, our Internet yellow pages directory, SuperPages.com, and a broad and well-established distribution platform. We believe we are adept at both developing innovative products and adapting quickly to consumer preferences, thus enabling us to maintain our strong position in the directories market. For instance, in 1996, we launched SuperPages.com to enter into the Internet yellow pages directory business and to complement and support our print yellow pages base. Since then we have further developed SuperPages.com to adapt to market demands and advances in technology and to effectively compete against and partner with other online information providers. In addition, in 2005, we introduced Verizon Yellow Pages Companion Directories, which are convenient, smaller-sized directories that are distributed in conjunction with the full-size Verizon Yellow Pages. Advertising in the companion directories is available only to businesses that maintain or increase their programs in the core directory. Within a year of introducing our smaller-sized directories, we became the largest publisher of smaller-sized companion directories. We also currently publish more smaller-sized companion directories than any other publishers and are the largest publisher of Hispanic directories in the United States with 59 directories with advertisements in both English and Spanish and in Spanish only.

Diverse customer base. We generate a significant portion of our revenues from our large base of over 755,000 local print customers as of September 30, 2006. We do not depend to any significant extent on the sale of advertising to a particular industry or to a particular advertiser and our customer renewal rates (which excludes the loss of customers that did not renew because they are no longer in business) have consistently been over 85% for the past three years. In 2005, no single customer accounted for more than 0.06% of our revenues, with our top ten customers representing less than 0.5% of our revenues.

Resilient business model. Despite a substantial reduction in our sales force in 2003 resulting from a management voluntary separation program offered to all of Verizon’s non-union and certain union employees, we experienced a decline in revenue of only approximately 4.4% from 2003 to 2004 and approximately 4.0% from 2004 to 2005, and maintained operating income margins, excluding the effects of depreciation and amortization, of 48.0% in 2004 and 51.3% in 2005.

Favorable cash flow characteristics. Our business benefits from strong revenue visibility, low capital requirements and significant cash flow generation. The pre-sold nature of directory advertising provides significant revenue and cash flow visibility because advertisers typically enter into one-year contracts and pay on a monthly basis. The capital expenditure requirements of our business are modest, amounting to less than $85 million annually or less than 2.5% of the total operating revenue for each of the last three years. As a result, we generate strong free cash flow.

Experienced management team. We have a strong and experienced senior management team across all areas of our organization, including sales, finance, operations, marketing and customer service. Our senior management team has an average of approximately 25 years of experience in the telecommunications and directory publishing industries. We expect our management team to participate in equity ownership through an incentive compensation program.

Business Strategy

Our strategy is to continue to connect our advertising customers with buyers through a variety of cost-effective products that include print and Internet yellow pages directories and other complementary products. In order to execute our strategy, we will continue to rely on our core strengths, including our leading market position in our incumbent markets, our large, locally-based sales force, the highly recognized Verizon brand, our diverse and attractive markets, our leading position in the Internet yellow pages directory market and our product innovation.

The principal elements of our business strategy include:

•	Invest in our print business and related growth initiatives. As an independent company we will further invest in our sales force, products, and advertising and continue to selectively expand into additional markets.

•	Enhance advertiser value. To further improve advertisers’ return on investment, we will continue to implement and refine programs that align each advertiser’s costs with the value of the advertising program purchased. In addition, to continue to be a preferred directory for consumers and advertisers, we will introduce and market new products that provide our advertisers with additional opportunities to reach consumers and further reduce advertisers’ cost per reference.

•	Leverage the Verizon brand and promote our new brand. We will continue to use the Verizon brand on our print directories in our incumbent and current independent markets. We believe that using the Verizon brand will allow us to continue to enjoy the benefits of its broad recognition. In addition, we will invest in brand awareness campaigns that introduce our new brand as well as reinforce the benefits we offer our customers.

•	Continue to leverage and invest in our large, locally-based sales force. We will continue to recruit, hire and train additional sales representatives to ensure that we can take full advantage of market opportunities. We will continue to invest in and develop training programs to enhance our sales force productivity and to effectively manage our customer relationships. We will employ a number of sales representatives slightly above necessary levels in order to maintain an adequate number of trained, professional sales representatives. We believe that our sales force will further penetrate the markets we currently serve and increase our sales volume. Furthermore, we will continue to offer an incentive-based compensation plan, which we believe will result in increased productivity and lower employee turnover.

•	Further develop our Internet yellow pages directory service and continue to establish relationships with Internet companies. We will continue to improve SuperPages.com, as well as pursue additional relationships with major search engines and Internet content providers. We will take advantage of our local sales force infrastructure and broad customer base to further develop relationships with Internet companies. We believe that our full-service offerings and relationships with Internet companies will continue to differentiate us from our competitors.

•

Continue to implement market-specific strategies. We intend to continue to implement market-specific strategies to stabilize the decline in print product revenues in certain densely populated urban areas along the East coast of the United States and to improve our performance in other markets. Examples of these strategies include continued investment in the local sales force, adjusting the geographic reach of specific directories to reflect changing demographics and shopping patterns, adjusting the timing and method of directory distribution and expanding our product line.

In addition to our business strategies listed above, we may from time to time in the future seek to grow our business by making acquisitions or entering into partnerships and joint ventures.

History

We began publishing directories as part of the “Bell system” under AT&T. In 1936, GTE was founded and shortly thereafter began publishing directories. GTE continued to expand its directory business during the subsequent decades. In 1984, the local exchange businesses (including the directory operations) of AT&T were reorganized into seven “regional bell operating companies,” which were spun-off as independent entities. Two of those entities, NYNEX and Bell Atlantic, combined their businesses when Bell Atlantic acquired NYNEX in 1997 in a “merger of equals” transaction. The combined directory operations of NYNEX, Bell Atlantic and GTE began doing business as Verizon Information Services Inc. after GTE became a wholly-owned subsidiary of Bell Atlantic in 2000 in a “merger of equals” transaction and Bell Atlantic was renamed Verizon Communications Inc.

Markets

In 2005, we published directories in 358 markets in 35 states across the United States. In 2006, we expect to publish approximately 1,280 distinct directory titles, including 1,160 directory titles in our incumbent markets and 120 directory titles in our independent markets, and distribute approximately 136 million copies of these directories to businesses and residences in the United States. In 2005, our top ten directories, as measured by revenues, accounted for only 12% of our revenues and no single directory accounted for more than 2% of our revenues. Our directories are generally well-established in their communities and cover contiguous geographic areas to create a strong local market presence and achieve selling efficiencies.

The map below shows the markets in which we operated as of August 2006. As the map illustrates, we derive a significant portion of our print revenues from the sale of directory advertising in various regions in the United States.

We operate in large and small markets in the United States. As the chart below illustrates, we have a geographically diversified revenue base.

Note: The West region also includes print revenue from our independent markets.

The table below shows, as of December 31, 2005, our top twenty-five metropolitan statistical areas, as well as the number of directory titles, circulation and the percentages of our print revenues generated in those areas:

	Metropolitan Statistical Area	Number of Directory Titles	Total Circulation (in millions)	% of Print Revenues
1	New York et al, NY-NJ-PA	102	17.2	15.6%
2	Philadelphia et al, PA-NJ-DE-MD	43	6.4	7.6%
3	Boston-Cambridge-Quincy, MA-NH	48	5.4	5.9%
4	Washington et al, DC-VA-MD-WV	24	6.1	5.7%
5	Tampa-St. Petersburg et al, FL	20	4.3	4.9%
6	Los Angeles-Long Beach et al, CA	58	6.6	4.8%
7	Riverside et al, CA	28	2.6	2.9%
8	Baltimore-Towson, MD	14	3.1	2.5%
9	Virginia Beach et al, VA-NC	9	2.6	2.3%
10	Providence et al, RI-MA	14	1.7	2.2%
11	Dallas-Fort Worth-Arlington, TX	19	4.4	2.0%
12	Pittsburgh, PA	28	2.7	1.9%
13	Seattle-Tacoma-Bellevue, WA	6	2.0	1.7%
14	Sarasota-Bradenton-Venice, FL	8	1.0	1.6%
15	Richmond, VA	6	1.7	1.6%
16	Portland-Vancouver et al, OR-WA	9	1.6	1.0%
17	Albany-Schenectady-Troy, NY	10	0.8	1.0%
18	Worcester, MA	9	0.5	1.0%
19	Allentown-Bethlehem et al, PA-NJ	8	0.6	0.9%
20	Oxnard-Thousand Oaks-Ventura, CA	7	0.6	0.9%
21	Manchester-Nashua, NH	4	0.4	0.9%
22	Springfield, MA	10	0.6	0.8%
23	Lakeland, FL	7	0.4	0.7%
24	Portland et al, ME	6	0.6	0.7%
25	Buffalo-Niagara Falls, NY	7	0.1	0.7%

	Total	504	74.9

The table below shows, as of December 31, 2005, our directory revenues and other data in each state in which we operate:

States	Number of Directory Titles	Total Circulation (in millions)	% of Print Revenue

NY	117	16.9	12.5%
PA	134	12.4	11.5%
CA	130	12.6	10.4%
NJ	62	6.8	10.4%
MA	75	7.0	8.5%
FL	54	10.5	8.2%
VA	43	8.3	7.7%
MD	36	6.3	5.3%
TX	79	7.5	3.1%
WA	21	2.5	2.4%
NH	22	1.5	2.1%
IN	38	1.5	1.8%
RI	9	1.2	1.5%
ME	19	1.5	1.4%
OH	43	1.5	1.3%
DE	8	0.9	1.2%
WV	27	1.3	1.2%
OR	16	1.8	1.1%
IL	55	1.3	1.1%
MI	44	1.0	0.9%
DC	1	0.5	0.8%
VT	9	0.6	0.6%
WI	30	0.7	0.6%
NC	10	1.1	0.6%
KY	15	1.1	0.5%
MN	35	2.1	0.5%
SC	14	0.5	0.4%
AZ	5	1.8	0.4%
CO	4	1.4	0.2%
ID	6	0.2	0.2%
UT	2	0.7	0.2%
MO	3	0.4	0.2%
CT	1	*	0.1%
IA	39	0.3	0.1%
AL	3	0.2	0.1%
NV	1	0.1	0.1%
OK	1	*	0.0%

Total	1,211	116	100.0%

*	Represents a total circulation of less than 100,000.

Incumbent Markets

We publish our directories in 316 incumbent markets. Directories printed in these markets generated approximately 91% of our revenues in 2005. In 2005, we estimate that our print directories had an aggregate market share of approximately 72% in our top fifteen incumbent metropolitan statistical areas, as measured by revenues. In 2005, these markets accounted for approximately half of our revenues. Our incumbent markets are attractive for local and national advertisers due to high concentrations of well-educated and affluent residents and consumer spending that tends to be higher than the national average.

In connection with the spin-off, we expect to enter into a number of agreements with Verizon to preserve the benefits of being the exclusive official publisher of Verizon print directories in our incumbent markets. We expect these agreements to include a publishing agreement, a branding agreement and a non-competition agreement, each of which has an initial term of 30 years from the date of the spin-off. Under the publishing agreement, Verizon will name us the exclusive official publisher of Verizon print directories of wireline listings in its current incumbent markets. In the branding agreement, Verizon will grant us a limited right to, among other things, use certain Verizon service and trade marks in connection with publishing certain print directories and identify ourselves as its official print directory publisher. Under the non-competition agreement, Verizon will generally agree not to publish tangible or digital media directory products consisting principally of wireline listings and classified advertisements of subscribers in our incumbent markets.

We believe that serving as the exclusive official publisher of Verizon print directories in our incumbent markets provides us with a competitive advantage. Incumbent publishers can generally deliver a better value proposition to advertisers (measured in terms of cost per reference, or an advertiser’s cost per contact generated from advertising through a publisher’s product or service) because those publishers tend to have a higher frequency of consumer usage in the market, largely due to their long-term presence in a particular market and user perception of accuracy, completeness and trustworthiness of their directories. Incumbent publishers also tend to benefit from established customer bases and solid, cost-efficient operations infrastructures. We believe that Verizon’s long-term presence as the incumbent local exchange carrier in our incumbent markets, as well as our ongoing association with the Verizon brand, has positioned us as a preferred directory for both consumers and local advertisers.

Independent Markets

In 2002, we launched an initiative to expand into markets where Verizon is not the incumbent local exchange carrier. We currently operate in 42 independent markets, in which we publish 105 distinct directory titles. In 2005, directories published in these markets generated approximately 3% of our revenues. In the independent markets in which we operated in 2005, we had a 5.8% compounded annual growth rate in revenues from 2002 to 2005. Our independent strategy enables us to compete with other publishers while broadening our geographic presence.

We believe that Verizon’s national brand presence provides us with a competitive advantage in our current independent markets. The branding agreement we expect to enter into with Verizon will grant us a limited right to use the Verizon brand on our print directories in our current independent markets in a small number of other markets we are currently considering entering and, under certain circumstances, in other markets we might wish to enter into in the future. Our right to use the Verizon brand in these markets is non-exclusive and subject to a number of conditions. This agreement will have an initial term of 30 years from the date of the spin-off.

We select independent markets by assessing a combination of market attractiveness based on potential for sustained growth, their ability to make a meaningful positive contribution to our profitability within two to three years of entry, the current competitive landscape, their business growth characteristics and their proximity to our existing sales force. As a result, we exited three independent markets since 2003 because they were not making or not expected to make a meaningful positive contribution to our profitability.

Products

Our main products are print yellow pages directories, which generated approximately 90% of our revenues in 2005, and print white pages directories. We also operate an Internet yellow pages directory, SuperPages.com, and provide direct and database marketing services.

Print Directories

In 2006, we expect to publish approximately 1,280 distinct directory titles, consisting of: directories that contain only yellow pages; directories that contain only white pages; directories that contain both white and yellow pages; smaller-sized companion directories; directories that include advertisements in both English and Spanish; and directories in Spanish only. In addition to our print directories, we recently began to offer complementary products, such as Solutions at Hand magazines and Solutions Direct mail packages.

Our directories are designed to meet the advertising needs of local and national businesses and the informational needs of consumers. The diversity of our advertising options enables us to create customized advertising programs that are responsive to specific customer needs and financial resources. Our yellow pages and white pages directories are also efficient sources of information for consumers, featuring a comprehensive list of businesses in the local market.

Yellow Pages Directories. In 2005, we generated approximately 90% of our revenues from the sale of advertising in our yellow pages directories. The following range of paid advertising options is available in our yellow pages directories:

•	Listing Options. An advertiser may:

•	pay for listings additional headings;

•	pay to have its listing highlighted or printed in bold or superbold text, which increases visibility; and/or

•	purchase extra lines of text to include information, including hours of operation or a more detailed description of its business.

•	In-column Advertising Options. For greater prominence on a page, an advertiser may expand its basic alphabetical listing by purchasing advertising space in the column in which the listing appears. In-column advertisements’ features include bolding, special fonts, color and graphics. An advertiser can also purchase priority placement positioning within its heading to more prominently promote its business. The cost of in-column advertising depends on the size and type of the advertisement purchased.

•	Display Advertising Options. A display advertisement allows businesses to include a wide range of information, illustrations, photographs and logos. Display advertisements are usually placed at the front of a heading, ordered first by size and then by advertiser seniority. This process of ordering provides a strong incentive to advertisers to increase the size of their advertisements and to renew their advertising purchases from year to year to ensure that their advertisements receive priority placement. Display advertisements range in size from a quarter column to as large as two pages (a “double truck” advertisement). The cost of display advertisements depends on the size and type of advertisement purchased.

•	Specialty Products. In addition to the above advertisement options, we offer products that allow businesses to increase visibility or better target specific types of consumers. Our specialty products include:

•	savings cards, color coupons and special offers that enable advertisers to deliver promotional offers to consumers;

•	advertising space in a variety of specialty guides included in our directories that list services by specialization or service area, including Golf Guides, Health and Wellness Guides, Dining Guides, Women- and Minority-Owned Business Guides and Sports Team-Related Guides;

•	gatefold sections, specialty tabs and double page advertisements that provide businesses with extra space to include more information in their advertisements; and

•	metered telephone numbers that provide advertisers with information about the consumer responses to an advertisement.

White Pages Directories. Pursuant to state public utilities commission requirements, Verizon must publish and distribute white pages directories of certain residences and businesses that order or receive local telephone service from Verizon. The legal and regulatory provisions also require Verizon, in specified cases, to include information relating to the provision of telephone service provided by Verizon and other carriers in the service area, as well as information relating to local and state governmental agencies. We expect to enter into a publishing agreement with Verizon under which we will publish and distribute these directories on Verizon’s behalf. Pursuant to the publishing agreement, we will provide a white pages listing free of charge to every residence and business with local wireline telephone service in the area, as well as a courtesy listing in the yellow pages for specified business customers. The listing will include the name, address and phone number of the residence or business unless the wireline customer requests not to be listed or published. The costs of publishing, printing and distributing the directories are included in our operating expenses. For a more detailed description of the publishing agreement, see “Relationship Between Verizon and Our Company After the Spin-Off—Publishing Agreement.” We also publish white pages directories in selected independent markets when we believe doing so will positively impact our business.

In 2005, we derived approximately 4% of our revenues from the sale of advertising in our white pages directories. Advertising options include bolding and highlighting for added visibility, extra lines for the inclusion of supplemental information and in-column and display advertisements. Verizon’s local exchange carrier subsidiaries also derive revenues from the sale of certain supplemental listing information in the white pages directories pursuant to state tariffs. In the publishing agreement, Verizon will agree to share with us 5% of any revenue over a certain baseline amount, determined on a state-by-state basis, that it derives from the sale of supplemental listing information.

Internet Yellow Pages Directory and Internet Products

Overview. In 1996, we launched SuperPages.com. We view SuperPages.com as a natural extension of, and a complement to, our print directories. We believe that SuperPages.com, which includes approximately 17 million business listings and tens of millions of residential listings in the United States, is the nation’s leading Internet yellow pages directory. For instance, it was the first Internet yellow pages directory to offer both fixed-fee and performance-based advertising products options. In August 2006, SuperPages.com had approximately 18.4 million unique visitors and approximately 200 million searches.

Print yellow pages and Internet yellow pages directories are complementary platforms. We believe that consumers tend to use print directories to search for local goods and services found within a market, while they tend to use Internet yellow pages directories to search for local goods and services in other areas. SuperPages.com complements the print yellow pages directories products we can offer to advertisers, creating more content and meeting the preferences of Internet-savvy shoppers and businesses. We offer user-friendly navigation and search functions that make it easy for consumers to find the specific products or services they need. SuperPages.com enables users to find local and national businesses and compare goods and services before connecting with merchants across the United States.

Features. SuperPages.com provides the following features:

•	fully searchable content, with a single search box similar in design and functionality to popular search engines, that allows users to search the entire content of an advertisement, rather than by keyword, and provides refined geographic search capabilities;

•	approximately 17 million business listings, tens of millions of residential listings and more than 8.5 million Internet-specific business profiles;

•	fixed-fee advertising that allows advertisers to purchase an annual listing or advertisement in specific geographic zones;

•	performance-based advertising products, or PBAPs, that allow an advertiser to pay only for calls to its business or clicks to its web site;

•	full-service management of PBAPs to serve the needs of small businesses that cannot or do not want to manage their programs themselves;

•	full-service assistance in developing and maintaining web sites for small businesses;

•	self-service management options for advertisers that are technologically-inclined;

•	consumer reviews that enable consumers to comment about a business or service and search for other consumers’ comments;

•	links to business web sites;

•	restaurant and hotel reservation options;

•	promotional coupons;

•	shopping search services that allow consumers to research and compare products and services from multiple web sites;

•	movie listings and show times;

•	street and aerial maps;

•	driving directions; and

•	availability on wireless phones through SuperPages Mobile and SuperPages SMS text messaging.

In addition, we provide search engine marketing, or SEM, services through which we place local advertising content on major search engines as well as on SuperPages.com. Through SEM services, we increase our advertisers’ reach and return on investment, thus aiding our ability to retain them as customers and grow their programs. Our agreements with several search engines give us access to a higher volume of traffic than we could generate on our own while retaining our relationship with our customer. The search engines benefit from our local sales force and full-service capabilities for attracting and serving advertisers that might not otherwise transact business with them.

For all of our print directory customers, we provide a basic listing on SuperPages.com at no charge. As with our print directories, businesses may pay to enhance their listings on SuperPages.com and for other premium advertising products. Approximately 186,000 customers currently pay to advertise on SuperPages.com. Options that are available include extra lines, posting of replicas of print advertisements, web site and email links, pop-up windows, priority placement and banners.

Agreements with search engines and other Internet companies. As described above, we have agreements with several major search engines and portals. Under those agreements, we place our local advertising content on major search engines, which gives us access to a higher volume of traffic than we could generate on our own while retaining the customer relationship. The search engines benefit from our local sales force and full-service capabilities for attracting advertisers that might not otherwise transact business with search engines. As opposed to directly competing with these search engines, our strategy is to collaborate with them, pairing our local sales reach with their extensive distribution network.

We have also entered into strategic agreements with other Internet companies to provide enhanced search capabilities. For example, SuperPages.com users may view street and aerial maps.

Sales and Marketing

The marketing of directory advertisements is primarily a direct sales effort that requires both maintaining existing customers and developing new customers. Existing customers comprise our core advertiser base, and a large number of these customers have advertised in our directories for many years. In 2005, we retained approximately 86% of our local print customers from the previous year. We base our local print customer renewal rate on the number of unique local print customers that have renewed advertising. We do not include customers that did not renew because they are no longer in business. Unique local print customers are counted once regardless of the number of advertisements they purchase or the number of directories in which they advertise. Our renewal rate would not be impacted if any of these customers were to renew some, but not all, of their advertising. This high renewal rate reflects the importance of our directories to our local customers, for whom yellow pages directory advertising is, in many cases, the primary form of advertising. Larger national companies also use advertising in our directories as an integral part of their national advertising strategies.

We believe the experience of our sales force has enabled us to develop long-term relationships with our customers, which, in turn, promotes a high rate of customer renewal.

We believe that our sales force will further penetrate the markets that we currently serve and increase our sales volume. To further improve the productivity of our sales force, we have initiated various programs, including:

•	managing lower-end accounts through a specialized low-cost mail-out, auto-renewal and telemarketing center;

•	introducing a program that converts bold listings to half-space advertisements in order to enhance advertiser value and strengthen our relationship with our advertising customers;

•	using new technology to improve the efficiency of our telemarketing center;

•	equipping sales representatives with computer programs that accelerate the sales input process;

•	managing our information systems through one integrated information system; and

•	enhancing our initial sales training program and field coaching and mentoring programs.

We initiated these programs in 2004 and they are still in the process of implementation.

Local Sales Force

Each yellow pages sale, whether made in person, by telephone or through direct mail, is an individual transaction designed to meet the individual needs of a specific business. As the products have become more complex and as competition has required advertisers to make more choices, the sales process has also become more complex. A sales representative now spends more time learning and perfecting a sales pitch and preparing for a sales call. In addition, the average time a sales representative spends with a customer has increased.

Therefore, we believe our success in the marketplace is highly influenced by the size and proficiency of our local sales force. The more well-trained, experienced sales representatives we employ, the better able we are to call upon all prospective clients and, when we do, to customize programs to meet specific needs.

As of December 31, 2005, our local sales force comprised approximately 3,000 sales representatives, including sales management, operating out of 56 regional offices throughout the United States. We believe the size, local presence and local market knowledge of our sales force is a competitive advantage that enables us to develop and maintain long-standing relationships with our advertisers. These relationships allow us to respond to market needs and to effectively and efficiently deploy new products and services in the markets in which we operate. Our average local print revenues per sales representative is approximately $1.1 million and our average local print revenues per advertiser is approximately $3,588. As of June 30, 2006, our annualized average sales representative voluntary turnover rate was approximately 24%. We are actively engaged in recruiting, hiring and training additional sales representatives to ensure that we can take full advantage of market opportunities. Part of this ramp up in our sales force is in response to external competition, part reflects our expansion into new markets and part is the final phase of recovery from a significant drop in personnel we experienced in 2003.

In 2003, Verizon offered a management voluntary separation program to substantially all of its non-union and certain employees, including our sales force. A substantial portion of our sales force accepted the voluntary separation offer, including sales representatives with limited experience and tenure, as well as sales representatives nearing retirement. As a result, we had insufficient sales staffing for several major sales cycles. This activity came in the midst of intense competition in our markets. Since 2003, we have focused on rebuilding our sales force to necessary staffing levels. Because it typically takes from 6 to 18 months for sales representatives to become fully proficient, we still are impacted by this event. We believe this sales force reduction was, and continues to be, a major contributor to the decline in our local yellow pages revenues in 2005 and the first quarter of 2006.

We will continue to staff our sales force slightly above necessary levels in order to maintain an adequate number of trained, professional sales representatives and sales managers.

Our sales force is divided into four principal groups:

•	Premise Sales Representatives. Our premise sales representatives, which represented 55% of our sales force in 2005, generally focus on high-revenue customers with whom they typically interact on a face-to-face basis at the customer’s place of business. Within this group, we have specialized sales representatives who handle major accounts.

•	Telephone Sales Representatives. Our telephone sales representatives, which represented 37% of our sales force in 2005, generally focus on medium-sized customers with whom they typically interact over the telephone. Telephone sales represent our principal source of new advertisers.

•	Centralized Sales Representatives. Our centralized sales representatives, which represented 7% of our sales force in 2005, include both centralized account representatives, who generally focus on the smallest accounts, and prospector sales representatives, who generally focus on prospective customers. These representatives manage both mail-out and telephone contact with lower-end customers.

•	Internet Sales Representatives. Our Internet sales representatives, which represented 1% of our sales force in 2005, sell listings on SuperPages.com, web site development and related products to businesses located outside our traditional sales boundaries and to businesses that would not normally advertise in the print yellow pages. Internet sales are also made by our premise, telephone and centralized sales representatives.

We assign our customers among these groups based on a careful assessment of expected advertising expenditures. This practice allows us to deploy our sales force in an effective manner. A majority of our sales force is locally-based, operating out of 56 regional offices. Our local sales force presence facilitates the personal, long-term relationships with local customers necessary to maintain a high rate of local print customer renewal, which has remained above 85% over the past three years. See “—Sales and Marketing.”

Formal training is important to maintain a highly productive sales force. New sales representatives receive approximately eight weeks of training in their first year, including classroom training on sales techniques, our product portfolio, customer care and ethics. Following classroom training, they are accompanied on sales calls by experienced sales personnel for further training. They then receive ongoing training, field coaching and mentoring. Our commitment to developing the best sales practices are intended to ensure that sales representatives are able to give advertisers high-quality service and advice on appropriate advertising products and services.

We have well-established training programs, practices and procedures to manage the productivity and effectiveness of our sales force. Each sales representative has a specified customer assignment consisting of both new business leads and renewing advertisers and is accountable for meeting sales goals in each two-week pay period. Our sales representatives are compensated in the form of base salary and incentive-based compensation. Approximately 42% of the total compensation paid to our sales force is in the form of commissions and other incentive-based compensation, resulting in sales force compensation that is largely tied to sales performance.

National Sales Force

In addition to our local sales personnel, we have a separate sales channel to serve our national customers. National customers are typically national or large regional chains, including rental car companies, insurance companies and pizza delivery businesses, that purchase advertisements in many yellow pages directories in multiple geographical regions. In order to sell to national companies, we use the services of third-party certified marketing representatives, or CMRs, who design and create advertisements for national companies and place those advertisements in yellow pages directories nationwide. Some CMRs are departments or subsidiaries of general advertising agencies, while others are specialized agencies that focus solely on directory advertising. The national company pays the CMR, which then pays us after deducting its commission. We have contracts with approximately 165 CMRs and employ five national business development managers to manage our selling efforts to national customers.

Customers

As of September 30, 2006, we had approximately 755,000 local print customers who purchased advertising in our directories. Approximately 80% of our revenues in 2005 were generated by the sale of our advertising to local customers, which are generally small and medium-sized businesses. Approximately 14% of our revenues in 2005 were generated by sales to national advertisers. The remaining 6% of our revenues in 2005 were generated from sources other than sales of advertising in our print directories, including our Internet yellow pages directory, SuperPages.com, and direct marketing services.

We do not depend to any significant extent on the sale of advertising to a particular industry or to a particular advertiser. For 2005, no single account accounted for more than 0.06% of our revenues, with our top ten customers representing less than 0.5% of our revenues. The diversity of our customer base reduces exposure to adverse economic conditions that may affect particular geographic regions or particular industries and provides additional stability in operating results. The table below, which sets forth 2005 information relating to our largest directory headings, demonstrates this diversity:

Directory heading	Percentage of Idearc’s directory services revenues
Lawyers/Attorneys	6.9%
Dentists	2.9%
Insurance	2.1%
Plumbing contractors	1.8%
Pest control services	1.2%
Storage-household and commercial	1.2%
Movers	1.0%
Electric contractors	0.9%
Physicians and surgeons	0.9%
Roofing contractors	0.8%

Total	19.7%

We enjoy high customer renewal rates. From 2004 to 2005 our annual local print customer renewal rate remained stable at approximately 86%, which we believe compares favorably with the renewal rates of our competitors. See “—Sales and Marketing.”

The training that we provide to our sales representatives emphasizes fostering long-term relationships with customers, and our incentive-based compensation structure rewards sales representatives who retain a high percentage of their accounts. In addition, our customers often do not reduce or eliminate directory spending during difficult economic periods because failure to advertise cannot be remedied until the replacement directory is published, usually one year later. Moreover, most directory publishers, including us, give priority placement within a directory classification to long-time customers. As a result, businesses have a strong incentive to renew their directory advertising purchases from year to year, even during difficult economic times, so they do not lose their placement within the directory.

Publishing, Production and Distribution

We generally publish our directories on a 12-month cycle. The publishing cycles for our directories are staggered throughout the year, which allows us to efficiently use our infrastructure and sales capabilities and the resources of our third-party vendors. The following are the major steps of the publication and distribution process:

•	Selling. The sales cycle of a directory varies based on the size of the revenue base and can range from a few weeks to six months. In the months prior to publication, our sales force approaches potential new customers in an effort to expand our customer base. Potential new customers include businesses that have operated in the area for some time but did not purchase advertising in the most recent edition of our directory, as well as newly-formed businesses and businesses that have only recently moved into the area. At the same time, our sales force contacts existing customers and encourages them to renew and increase the size and, therefore, prominence of their advertisements and to purchase other products in our portfolio.

•	Generation of advertisements. Upon entering into an agreement with a customer, we use our proprietary software and a team of in-house graphic artists to create an advertisement in collaboration with the advertiser.

•	Pre-press activities. Sales typically cease one month prior to publication, at which time we do not accept additional customers. Once a directory has closed, pre-press activities commence. Pre-press activities include finalizing artwork, proofing and paginating the directories. When the composition of the directory is finalized, we deliver the directory pages to a third-party printer.

•	Printing. R. R. Donnelley & Sons, Inc. prints our directories. Substantially all of the paper that we use is supplied by eight different suppliers. Pursuant to our current agreements, our suppliers are required to provide up to 100% of our annual forecasted paper requirements. Prices under these agreements are negotiated each year based on prevailing market rates, market demand, production capacity and the total tonnage for each supplier. In 2005, paper costs were 8% of our total operating and general administrative costs. Most of these agreements expire on December 31, 2008. The time required to print a directory depends on its size and may be as long as one month.

•	Transportation. We transport the directories from the printing locations to our distributors by truck and rail on a publication-by-publication basis using approximately 30 different carriers.

•	Distribution. Our goal is to deliver our directories to all residences and businesses in the geographical areas for which we produce directories. We primarily use four vendors to distribute our directories. Distribution begins as soon as the first completed directories are produced. Depending on the circulation and size of the directory, distribution ranges from three to eight weeks.

Billing and Credit Control

Currently, we directly bill more than 50% of our customers. By the end of 2007, we anticipate migrating our remaining customers to our direct billing system. We expect to enter into a billing and collection agreement with Verizon that will become effective upon the consummation of the spin-off. Under the agreement, Verizon will continue to bill and collect from our customers who have not migrated to our billing system. These remaining customers, who are also Verizon local telephone customers, will consist primarily of smaller customers serviced by our telephone call center.

In 2003, in order to reduce our bad debt expense, we implemented a new billing and collections program, which resulted in more stringent policies, process reengineering and system improvements. By the end of 2004, some aspects of the program were implemented. These initial efforts helped reduce our bad debt expense from 8.1% in 2003 to 6.6% in 2004. During 2005, we continued to implement additional new processes, which further reduced our bad debt expense to 4.9% in 2005. For the nine months ended September 30, 2006, our bad debt expense was 4.2%. We expect to fully implement these enhancements in 2006.

Because most directories are published on 12-month cycles, we bill most of our customers, many of which are small or medium-sized businesses, over the course of that 12-month period. Fees for national advertisers are typically billed upon issue of each directory in which advertising is placed by CMRs, after deduction of commissions. Because we do not usually enter into contracts with our national advertisers, we are subject to the credit risk of CMRs on sales to those advertisers, to the extent we do not receive fees in advance.

We manage collection of accounts receivable by conducting initial credit checks of new customers under certain circumstances, reducing the time taken to resolve billing inquiries and, where appropriate, requiring personal guarantees from business owners. We check all new orders from existing customers for payments that are past due to us prior to publishing the new order. When applicable, based on credit policy, we use both internal and external data to decide whether to sell to a prospective customer. In some cases, where appropriate, we may also require the customer to prepay part or all of the amount of its order. Beyond efforts under certain circumstances to assess credit risk, we employ well-developed collection strategies using an integrated system of internal, external and automated means to engage with customers concerning payment obligations.

Competition

The United States directory advertising industry is highly competitive. We compete with many different advertising media, including newspapers, radio, television, the Internet, billboards, outdoor, direct mail, telemarketing and other yellow pages directory publishers. There are a number of independent directory publishers, including Yellow Book (the U.S. business of Yell Group), with which we compete in every major market. To a lesser extent, we compete with other directory publishers, including AT&T, BellSouth, R.H. Donnelley and White Publishing in markets where Verizon is not the incumbent local exchange carrier. We compete with these publishers on cost per reference, quality, features and distribution. We estimate that, on average, there are one to four competing directories in each of our local markets.

As the exclusive official publisher of Verizon print directories of wireline listings in our incumbent markets, we believe we have an advantage over our independent competitors due to the strong awareness of the Verizon brand, higher usage of our directories by consumers and our long-term relationships with our customers. See “Relationship Between Verizon and Our Company After the Spin-Off—Publishing Agreement.” Under the non-competition agreement we expect to enter into with Verizon, which has an initial term of 30 years from the date of the spin-off, Verizon will generally agree not to publish tangible or digital media directory products consisting principally of wireline listings and classified advertisements of subscribers in our incumbent markets as long as we meet our obligations under the publishing agreement in those markets.

Competition with Other Directory Publishers

We have competed with other directory publishers for well over a decade and in some markets have, at times, had as many as seven different print yellow pages competitors. In the past, much of this competition was from small publishers that had minimal impact on our performance. However, over the past five years, Yellow Book and several other regional competitors have become far more aggressive and have grown their businesses through both acquisition and expansion.

We have competition in more than 90% of our markets, including our incumbent markets where we are the exclusive official Verizon publisher and the independent markets we have penetrated. Our largest competitor is Yellow Book, which for the past five years has specifically targeted our primary markets. As a result, Yellow Book is a market participant in most of our incumbent markets nationwide.

We believe that we are defending our leading market position in our incumbent markets both in terms of usage and advertising revenue. On the usage side, we believe that we have remained a preferred source of information for consumers by innovating our product line with the addition of smaller-sized companion directories and directories in Spanish, with marketing initiatives aimed at increasing usage and with various distribution strategies. On the advertising revenue side, we believe that we have countered our competitors’ pricing strategies with differentiated product offerings that suit our customers’ advertising needs and with value-enhancing programs that provide customers with a competitive cost per reference compared with other print directory publishers.

Although advertising on the Internet still represents only a small part of the total advertising market, as the Internet grows, it may become increasingly important as an advertising medium. We compete directly through our Internet yellow pages directory, SuperPages.com, with the Internet yellow pages directories of the independent publishers and some of the major directory publishers. In addition, we compete with other Internet sites providing classified directory information, including Yellowpages.com, Switchboard.com and Citysearch.com, and with search engines and portals, some of which have entered into agreements with other major directory publishers. However, we have entered into agreements with several search engines, pursuant to which we place local advertising content on their web sites, giving us access to a higher volume of traffic.

Patents, Trademarks and Licenses

Following the spin-off, we will own several patents, patent applications, service marks and trademarks in the United States and other countries, including SuperPages.com® and SuperPages®. In addition, in connection with the spin-off, we expect to enter into a branding agreement with Verizon that will give us limited rights to use the Verizon name and logo in conjunction with the publication of our print directories in specified markets and an intellectual property agreement that will govern our and Verizon’s rights with respect to certain other intellectual property currently shared by us and Verizon. See “Relationship Between Verizon and Our Company After the Spin-Off—Branding Agreement” and “—Intellectual Property Agreement.” We consider the following trademarks to be material to our operations: Idearc™, Idearc Media™, the Idearc logo, the Idearc Media logo, SuperPages.com® and SuperPages®. We will have a program to file applications for trademarks, service marks and patents where we believe this protection is appropriate.

We also expect to enter into an intellectual property agreement with Verizon in connection with the spin-off, which will permit us to use, in the operation of our print and Internet yellow pages directory business, certain intellectual property owned or licensed by Verizon. See “Relationship Between Verizon and Our Company After the Spin-Off—Intellectual Property Agreement.”

We have received claims in the past, and may in the future receive claims, that we infringe on the intellectual property of others. These claims can be time-consuming and costly to defend and can divert management resources. If these claims are successful, we could be forced to pay significant damages or stop selling certain products or services. We also could enter into licenses with unfavorable terms, including royalty payments, which could adversely affect our business.

Employees

At December 31, 2005, we had approximately 7,100 employees. We believe that our employee relations are good. At December 31, 2005, approximately 2,200 of our employees were represented by unions. The following tables show the unions, expiration dates and number of employees covered by our contracts with unions, for our sales representatives and for our other employees:

Sales Representatives	Union		Expiration (year/month)	Number of Employees Represented by Unions
New England	CWA	(1)	06/07	315
West Orange, NJ	CWA		08/08	99
New York	CWA		10/08	343
Pennsylvania	CWA		02/09	287
New Jersey	CWA		10/09	178
Maryland/Virginia	CWA		10/09	244

Total sales representatives represented by unions				1,466

Non-Sales Representatives
New England	CWA		06/07	248
North Greenbush, NY	IBEW	(2)	06/07	164
Potomac, MD.	CWA		08/08	51
Elkins Park, PA	CWA		08/08	59
Valley Forge, PA.	CWA		06/09	195
Total non-sales representatives represented by unions				717

Total employees represented by unions				2,183

(1)	Communications Workers of America
(2)	International Brotherhood of Electrical Workers

Properties

Our property mainly consists of land and buildings. Our corporate headquarters are located in DFW Airport, TX and are subleased from an affiliate of Verizon Realty Corp. and we expect to maintain our lease following the spin-off. Although most of our offices are leased, we own several of our facilities. We believe that our existing facilities are in good working condition and are suitable for their intended purposes.

The following locations are administrative facilities except that the Los Angeles, CA and Des Plaines, IL facilities are printing plants and the Martinsburg, WV and Fullerton, CA facilities are warehouse/distribution centers.

Location	(Sq. Ft.)

Owned
Los Angeles, CA	320,412
Martinsburg, WV	191,068
Los Alamitos, CA	149,326
St. Petersburg, FL	100,000
Marlton, NJ	32,200

Location	(Sq. Ft.)

Leased
DFW Airport, TX	418,824
Irving, TX (Executive Drive)	152,121
Middleton, MA	128,746
Fullerton, CA	112,944
Des Plaines, IL	89,201
Norristown, PA	72,880
Everett, WA	69,179
N. Greenbush (Troy), NY	63,198
Coppell, TX (651 Canyon)	56,784
Coppell, TX (750 Canyon)	55,555
Irving, TX (Fuller Drive)	52,893

Seasonality

Our business is not significantly impacted by seasonality.

Environmental Matters

Our operations and our owned and leased properties are subject to many laws and regulations relating to the protection of the environment and human health and safety including those governing air emissions, waste disposal, and the cleanup of contamination. While we believe we are in material compliance with these requirements, we could incur significant fines, penalties, costs or liabilities related to damage claims or remediation obligations in the event we violate these requirements or the permits required for our operations. In addition, because these laws may become more stringent and our processes may change, the amount and timing of future expenditures to achieve or maintain compliance may vary substantially from those currently anticipated.

Some environmental laws may impose liability for the investigation and cleanup of environmental contamination on current or former property owners or occupants, regardless of knowledge or the legality of the disposal practices at the time they occurred. Although we are not currently aware of any material obligations at properties we now or previously owned, leased, or operated or at sites we sent our waste for disposal, we may be required to conduct remedial activities in the future which may be material to our business and we also may be subject to claims for property damage, personal injury, natural resource damages or other issues as a result of these matters.

Legal Proceedings

Various lawsuits and other claims typical for a business of our size are pending against us. In addition, from time to time, we receive communications from government or regulatory agencies concerning investigations or allegations of noncompliance with laws or regulations in jurisdictions in which we operate.

We establish reserves for specific liabilities in connection with regulatory and legal actions that we deem to be probable and estimable. In other instances, including the matters described below, we are not able to make a reasonable estimate of any liability because of the uncertainties related to either the outcome and/or the amount of range of loss. We do not expect that the ultimate resolution of pending regulatory and legal matters in future periods, including the matters described below, will have a material effect on our financial condition. However, any potential judgments, fines or penalties relating to these matters may have a material effect on our results of operations in the period in which they are recognized.

We are currently subject to a class action lawsuit and a purported class action lawsuit from current and former sales representatives located in California, New York, Pennsylvania, and New Jersey. The plaintiffs in these cases claim that we reduced their incentive pay through offsets for cancellations, non-renewals and credits on customer accounts and shifted a general business risk of loss to our sales representatives through the assignment of accounts which we allegedly knew would not renew their purchases, or would renew them at a lower level. The plaintiffs seek amounts that they allege were unlawfully deducted from their wages, civil penalties, interest, attorneys’ fees and costs. The plaintiffs also seek amounts for overtime they allege they worked for which they were not paid. These cases are at varying stages of defense and the ultimate outcome is not determinable.

We are subject to a purported class action that was filed on February 28, 2006 with the Washington Superior Court in King County. The plaintiff seeks to represent a class of persons that received a pre-recorded message from Verizon that was delivered by an automatic dialing and answering device (ADAD). The plaintiff claims that the use of an ADAD to deliver a pre-recorded message violates Washington state law and that Verizon transmitted deceptive caller-identification information with the message. The plaintiff, on behalf of himself and the class he purports to represent, seeks an unspecified amount of damages (but not less than $500 per plaintiff) and injunctive and declaratory relief. Our motion for summary judgment, which asserted that the calls at issue did not violate Washington state law, that the claims are pre-empted under the Federal Communications Act and that, if construed in the manner alleged by the plaintiff to create liability as to defendants, the Washington statute would be an unconstitutional restriction on speech, was denied by the trial court. We have filed notice that we intend to seek discretionary review of this order of the trial court with the appellate courts in Washington. The parties have also agreed to a voluntary mediation of the plaintiff’s claims in December and a stay of further trial court proceedings pending the outcome of the mediation. The ultimate outcome of this case is not determinable.

Available Information

Our Internet address will be www.idearc.com. Please note that information contained on our web site is not incorporated by reference into this information statement or the registration statement of which this information statement is a part. Our Internet address is included in this information statement as an inactive textual reference only. We will make available free of charge most of our future SEC filings through our Internet web site as soon as reasonably practicable after we file them with the SEC. You will be able to access our future SEC filings via a hyperlink on our web site to the SEC’s web site.

After the spin-off, we will also make available on our web site the charters of our Audit Committee, our Human Resources Committee, and our Nominating and Corporate Governance Committee, as well as the corporate governance guidelines adopted by our board of directors and our code of business conduct for employees and directors. We will also provide these documents, without charge, at the written request of any stockholder of record. Requests for copies should be mailed to the name and address listed under “Where You Can Find More Information.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth the information as of October 15, 2006 regarding the individuals who are expected to serve as our board of directors and executive officers following the spin-off. Verizon will elect our directors prior to the consummation of the spin-off. In connection with the spin-off, Ms. Harless will, in consultation with the board of directors, determine our other senior management positions.

Name	Age	Position(s)
Katherine J. Harless	55	President, Chief Executive Officer and Director
Andrew Coticchio	50	Chief Financial Officer and Treasurer
Frank P. Gatto	52	Area President—Northeast
W. Scott Hanle	58	Area President—West
Sandra Lee Henjum	46	Area President—Southeast and Central
Scott B. Laver	51	Area President—Mid-Atlantic
William G. Mundy	56	Vice President—Secretary and General Counsel
Michael D. Pawlowski	45	Vice President—Marketing and Strategic Planning
John W. Diercksen	56	Director(1)
John J. Mueller	50	Director(2)
Donald B. Reed	62	Director
Stephen L. Robertson	55	Director
Thomas S. Rogers	52	Director

(1)	Mr. Diercksen currently serves as our sole director. He will not serve as a director after the consummation of the spin-off.
(2)	It is expected that our corporate governance guidelines will provide for a chairman of the board who will not be an officer or employee of the company (a “non-executive chairman”). The individuals who will be members of our board immediately after the consummation of the spin-off have indicated that they expect to name Mr. Mueller to serve as non-executive chairman and he has indicated that he is prepared to accept the appointment.

Katherine J. Harless has been the President of our newly-formed corporation, Idearc Inc., since June 2006, and is expected to be our President, Chief Executive Officer and director. Ms. Harless currently serves as President and Chief Executive Officer of Idearc Information Services, a position she has held since 2000. Prior to holding that position, Ms. Harless served as President of GTE Airfone. She also serves on the board of directors of the Yellow Pages Association, the Toro Company and the Verizon Foundation, as well as on the advisory board of the University of Texas McCombs School of Business.

Andrew Coticchio has been our Chief Financial Officer and Treasurer since October 13, 2006. He currently serves as Vice President—Finance and Chief Financial Officer of Idearc Information Services, a position he has held since March 2003. Mr. Coticchio served as President and Chief Executive Officer of Verizon Capital Group from July 2000 to March 2003.

Frank P. Gatto is expected to be Area President of our Northeast region. He currently serves in this role at VIS, a position he has held since June 2005. Mr. Gatto served as Senior Vice President—Operations of Idearc Information Services from September 2001 to June 2005 and as Vice President—Finance and Chief Financial Officer of the Puerto Rico Telephone Company from September 1999 to September 2001.

W. Scott Hanle is expected to be Area President of our West region. He currently serves in this role at Idearc Information Services, a position he has held since 2003. Mr. Hanle served as Group President—International of Idearc Information Services from 2000 to 2003. Prior to holding that position, he served as Vice President—Finance of GTE Information Services from February 1992 to 2000.

Sandra Lee Henjum is expected to be Area President of our Southeast and Central regions. She currently serves in this role at Idearc Information Services, a position she has held since September 2003. Ms. Henjum served as Group Vice President—Human Resources of Idearc Information Services from July 2000 to September 2003.

Scott B. Laver is expected to be Area President of our Mid-Atlantic region. He currently serves in this role at Idearc Information Services, a position he has held since September 2005. Mr. Laver served as President—Internet of Idearc Information Services from 2004 to 2005 and as President—SuperPages Canada and the Northwest from June 2001 to December 2003.

William G. Mundy has been our Vice President, Secretary and General Counsel. He currently serves as Vice President and General Counsel of Idearc Information Services, a position he has held since 2000. He served as Vice President and General Counsel of GTE Network Services from September 1997 to 2000.

Michael D. Pawlowski is expected to be our Vice President—Marketing and Strategic Planning. He currently serves in this role at Idearc Information Services, a position he has held since March 2005. Mr. Pawlowski served as Vice President—Marketing and Customer Relations of Verizon International Operations from 2000 to March 2005.

John W. Diercksen became our sole director in June 2006. He is not, however, expected to serve as our director after the consummation of the spin-off. Mr. Diercksen currently serves as Executive Vice President—Strategy, Development and Planning of Verizon, a position he has held since June 2003. Mr. Diercksen served as Senior Vice President of Investor Relations of Verizon from July 2000 to June 2003. Prior to holding that position, Mr. Diercksen served as the acting President of Bell Atlantic’s Directory Group, a position he had held since January 2000.

John J. Mueller is expected to serve on our board of directors. Mr. Mueller currently is a business consultant. Previously, Mr. Mueller served as Chief Executive Officer and President of Valor Telecommunications LLC, or Valor, from 2004 to 2006. Mr. Mueller also served as Chief Executive Officer and President and as a member of the board of directors of Valor Communications Group, Inc., Valor’s parent company, from 2005 to 2006. Mr. Mueller was appointed to Valor Communications Group, Inc.’s board of directors following the consummation of its initial public offering. Prior to becoming Valor’s Chief Executive Officer and President, Mr. Mueller held the positions of Valor’s President and Chief Operating Officer. Mr. Mueller joined Valor in April 2002 as Executive Vice President and Chief Operating Officer. In July 2006, Alltel Corporation spun-off its wireline telecommunications business and it merged with Valor Communications Group, Inc., a local provider of telecommunications services, to form Windstream Corporation. Prior to joining Valor, Mr. Mueller spent 23 years at Cincinnati Bell Inc. serving in various positions including: President, Cincinnati Bell Telephone Company; General Manager—Consumer Markets, and President and Chief Executive Officer of CBD, Cincinnati Bell’s directory subsidiary. In 2006 Mr. Mueller successfully completed an exam to be certified as having core competencies as a board member following completion of an executive education program sponsored by the UCLA Anderson School of Management.

Donald B. Reed is expected to serve on our board of directors. Mr. Reed currently serves on the board of directors of CSG Systems International Inc.; Intervoice, Inc.; and St. Lawrence Cement Group, Inc. From May 2000 to January 2003, Mr. Reed served as the Chief Executive Officer of Cable and Wireless Global, or C&W, a unit of Cable & Wireless plc (UK). C&W provided internet protocol and data services to business customers in the United States, Europe and Japan. Mr. Reed served in various other executive positions at C&W from June 1998 to May 2000. Mr. Reed also served for 30 years in various executive positions at New England Telephone, NYNEX Corporation and Bell Atlantic Corporation, including as: NYNEX’s Vice President of Government Affairs in Washington, D.C.; Vice President of NYNEX Human Resources; President of NYNEX Information Resources, the directory operations of NYNEX; and President and Group Executive of NYNEX Corporation.

Stephen L. Robertson is expected to serve on our board of directors. Mr. Robertson is currently a business consultant. Previously, Mr. Robertson served as President of Convergys International, a unit of Convergys

Corporation, from 2002 to 2005. Convergys Corporation, or Convergys, is a global outsourcing solutions company. Mr. Robertson also served as Convergys’ Executive Vice President of North American Operations from 2000 to 2002 and as Convergys’ President of Telecom Solutions from 1996 to 2000. Prior to joining Convergys, Mr. Robertson served 22 years in the telecommunications industry with Cincinnati Bell Corporation and Southwestern Bell Corporation. Mr. Robertson also served on the respective senior executive committees of Convergys and Cincinnati Bell Corporation.

Thomas S. Rogers is expected to serve on our board of directors. Mr. Rogers currently serves as President and Chief Executive Officer of TiVo Inc., a position he has held since July 2005. He also currently serves on the board of directors of TiVo Inc., a provider of television-based interactive and entertainment services. Mr. Rogers previously served as Chairman of the Board of Teleglobe International Holdings, Ltd., a provider of international voice, data, internet, and mobile roaming services, from November 2004 to February 2006. Mr. Rogers also served as Chairman of TRget Media LLC, a media industry investment and operations advisory firm, from July 2003 to July 2005. Mr. Rogers served as the Senior Operating Executive for media and entertainment for Cerberus Capital Management, a large private equity firm, from 2004 to July 2005. Prior to holding that position, Mr. Rogers served as Chairman and Chief Executive Officer of Primedia, Inc., a print, video, and online media company, from October 1999 to April 2003. From January 1987 until October 1999, Mr. Rogers held positions with National Broadcast Company, Inc., or NBC, including President of NBC Cable and Executive Vice President.

Board of Directors Structure

After the spin-off, we will have an initial board of directors consisting of five directors. Our bylaws will provide that the number of members will be fixed by a majority vote of the board of directors. Our certificate of incorporation and bylaws will provide that the board of directors will consist of one class, with our directors being elected each year at our annual meeting of stockholders. Our board of directors may be removed with or without cause by a majority vote of stockholders. Most of our directors are expected to be independent, non-employee directors who meet the criteria for independence required by the New York Stock Exchange. We expect that membership on the Audit Committee, Human Resources Committee and Nominating and Governance Committee will be limited to independent, non-employee directors. We will keep our board of directors informed about our business through discussions with management, materials we provide to them, visits to our offices and their participation in board of directors and board committee meetings.

Our board of directors is expected to adopt corporate governance guidelines that, along with the charters of our board committees and our code of business conduct for employees and board of directors, will provide the framework for the governance of our company.

Committees

The standing committees of our board of directors will be an Audit Committee, a Human Resources Committee and a Nominating and Corporate Governance Committee, each of which is described below.

Audit Committee

We expect that all members of our Audit Committee will be independent directors. Our Audit Committee will operate under a written charter to be adopted by our board of directors which will reflect standards set forth in SEC regulations and NYSE rules. The composition and responsibilities of our Audit Committee and the attributes of its members, as reflected in its charter, will be in accordance with applicable requirements for corporate audit committees. The charter will be reviewed, and amended if necessary, on an annual basis. The full text of our Audit Committee’s charter will be found on our website at (www.idearc.com) or provided upon request made to our Secretary.

As will be set forth in more detail in the charter, our Audit Committee will assist the board of directors in its oversight responsibilities relating to the integrity of our financial statements and our systems of internal controls, our independent auditors’ qualifications and independence, the performance of our internal audit function and independent auditors, our compliance with legal and regulatory requirements, and the preparation of an audit committee report to be included in our annual proxy statement. Our management and internal auditors will have primary responsibility for the financial statements and the reporting process, including systems of internal controls over financial reporting. Our independent auditors will be responsible for auditing our financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the U.S.

In the performance of its oversight function, our Audit Committee will:

•	have sole responsibility for the appointment, compensation, retention, and oversight of the independent auditors, including pre-approval of any non-audit work performed by the independent auditors;

•	review and discuss with management and the independent auditors our audited financial statements;

•	discuss with management the types of information to be disclosed in earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	discuss with management policies with respect to risk assessment and risk management;

•	review with the independent auditors any audit problems or difficulties encountered during their audit work and management’s response to such matters;

•	meet with our Chief Executive Officer and Chief Financial Officer to discuss the processes that they have undertaken to evaluate the accuracy and fair presentation of our financial statements and the effectiveness of our system of internal controls and procedures;

•	discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 relating to communications with audit committees;

•	discuss with our internal and independent auditors the overall scope and plans for their respective audits;

•	meet with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls and the overall quality of our financial reporting;

•	review annually the independent auditors’ report describing the independent auditors’ internal quality-control procedures, any material issues raised by the internal auditors’ most recent internal quality-control review, peer review or PCAOB review, and the written disclosures and letter required by Independence Standards Board Standard No. 1 relating to independence discussions with audit committees;

•	discuss with the independent auditors their independence from our company and our management;

•	set clear hiring policies for employees and former employees of the independent auditors;

•	oversee our internal audit function and our compliance with legal and regulatory requirements;

•	prepare the audit committee report required by the SEC to be included in our annual proxy statement;

•	conduct an annual self-evaluation of its performance; and

•	report regularly to our full board of directors.

Human Resources Committee

We expect that all members of our Human Resources Committee will be independent directors. The Human Resources Committee will operate under a written charter to be adopted by the board of directors. The charter will be reviewed, and amended if necessary, on an annual basis. The full text of our Human Resources

Committee’s charter will be found on our website at (www.idearc.com) or provided upon request made to our Secretary. As will be set forth in more detail in its charter, the Human Resources Committee will have oversight responsibility for our incentive compensation and equity-based compensation plans, our executive compensation policies, objectives and programs, and the compensation of our directors and executive officers.

Nominating and Corporate Governance Committee

We expect that all members of our Nominating and Corporate Governance Committee will be independent directors. The Nominating and Corporate Governance Committee will operate under a written charter to be adopted by the board of directors. The charter will be reviewed, and amended if necessary, on an annual basis. The full text of our Nominating and Corporate Governance Committee’s charter will be found on our website at (www.idearc.com) or provided upon request made to our Secretary. As will be set forth in more detail in its charter, the Nominating and Corporate Governance Committee will primarily be responsible for establishing criteria and qualifications for the members of our board of directors, assessing the membership needs of our board of directors, identifying individuals qualified to become members of our board of directors, and recommending to the board of directors the director nominees to be elected by the Company’s stockholders. The Nominating and Corporate Governance Committee will also advise our board of directors on corporate governance matters and oversee evaluations of the effectiveness of the board of directors, each committee of the board of directors, and management.

Compensation of Directors

We expect to establish a director compensation program comparable to that of companies of similar size and complexity. It is expected that a committee of our board of directors will recommend director compensation levels to the full board of directors, which will set the compensation based on those recommendations. We expect that a committee of our board of directors will review and report to the board of directors on the director compensation program on a regular basis and that the committee will likely retain an outside advisor to assist in its review and report on the program.

Independence of Directors

We expect that most of our directors will be independent, non-employee directors who meet the criteria for independence set forth by the New York Stock Exchange. We expect that our board of directors will limit membership of the Audit Committee, Human Resources Committee, and Nominating and Corporate Governance Committee to independent, non-employee directors.

Historical Compensation of Our Executive Officers

The following table contains compensation information for the person expected to become our Chief Executive Officer and four other persons who are expected to become our executive officers and who, based on employment with Verizon and its subsidiaries, were the most highly compensated for the year ended December 31, 2005. We refer to these persons collectively as our Named Officers. All of the information included in this table reflects compensation earned by the individuals for services with Verizon and its subsidiaries. All references in the following tables to stock options, performance stock units, or PSU’s, and restricted stock units, or RSU’s, relate to awards of stock options, PSU’s and RSU’s granted by Verizon. These amounts or the type of equity-based grant do not necessarily reflect the compensation these persons will receive following the distribution, which could be higher or lower, because historical compensation was determined by Verizon and future compensation levels will be determined based on the compensation policies, programs and procedures to be established by our Human Resources Committee.

Summary Compensation Table

		Annual Compensation		Long-term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Restricted Stock Award(s) ($)		Securities Underlying Options	Long Term Payout	All Other Compensation ($)
Katherine J. Harless President and Chief Executive Officer	2005	$483,000	$543,375	$2,415,299	(1)	0	$0	$274,391	(2)

Andrew Coticchio Chief Financial Officer	2005	$308,500	$259,109	$694,155	(1)	0	$0	$112,799	(2)

Frank P. Gatto Area President— Northeast	2005	$272,800	$200,508	$614,102	(1)	0	$0	$106,341	(2)

Michael D. Pawlowski Vice President— Marketing and Strategic Planning	2005	$284,885	$178,092	$505,561	(1)	0	$0	$76,098	(2)

W. Scott Hanle Area President—West	2005	$269,700	$186,093	$607,250	(1)	0	$0	$139,864	(2)

(1)	The data reflects the dollar value of the PSU’s and RSU’s based on the average price of Verizon’s common stock on the grant date, February 2, 2005. Actual payment of the PSU’s is determined based on Verizon’s total shareholder return, or TSR, relative to the TSR of the companies that make up the Standard & Poor’s 500 and to the TSR of certain companies in Verizon’s telecommunication, broadband, wireless and cable industry peer group. On each dividend payment date, RSU’s are credited to the participant’s account. The number of RSU’s is determined by dividing the dividend that would have been paid on the shares represented by the stock units in the participant’s account by the average price of Verizon’s common stock on the New York Stock Exchange Composite Transaction Tape on the dividend payment date. Based on the closing price of Verizon’s common stock on December 31, 2005, the aggregate unit amounts and dollar value held by the Named Officers as of December 31, 2005 was:

Name	Number of PSU’s	Number of RSU’s	Aggregate Dollar Value
Ms. Harless	41,662	27,772	$2,091,361
Mr. Coticchio	11,973	7,982	$601,055
Mr. Gatto	10,594	7,060	$531,739
Mr. Pawlowski	6,852	7,682	$437,755
Mr. Hanle	10,470	6,987	$525,806

Following the distribution, all PSU’s and RSU’s will remain related to the common stock of Verizon, but will be adjusted to reflect the distribution of Idearc common stock to Verizon’s stockholders.

(2)	The column “All Other Compensation” includes: Verizon contributions to a qualified saving plans, the non-qualified executive deferral plan, or the EDP, and the Verizon excess pension plan, or the VEPP on behalf of the Named Officer. In addition, when Verizon terminated its split dollar life insurance program, to maintain commensurate life insurance benefits for senior managers, the executive life insurance program, or the VELIP, was restructured so that Verizon partially pays for life insurance coverage for each Named Officer in the form of a bonus. The 2005 Verizon contributions for these plans that were made to the Named Officers are as follows:

Total All Other Compensation

Name	EDP	VEPP	Savings Plan	VELIP
Ms. Harless	$180,483	$19,110	$10,500	$64,298
Mr. Coticchio	$76,261	$6,895	$10,500	$19,143
Mr. Gatto	$67,224	$4,396	$10,500	$24,221
Mr. Pawlowski	$61,390	$4,595	$10,113	$0
Mr. Hanle	$66,292	$4,179	$10,500	$58,893

Option Exercises and Fiscal Year-End Values

None of our Named Officers exercised any Verizon stock options in 2005. The following table summarizes the value at December 31, 2005 of options to purchase Verizon common stock then held by our Named Officers.

Aggregated Year-end Option Values

	Number of Securities Underlying Unexercised Options at December 31, 2005		Value of Unexercised In-the-Money Options at December 31, 2005
	Exercisable (#)	Unexercisable (#)	Exercisable ($)(1)	Unexercisable ($)(1)
Ms. Harless	569,498	84,366	$0	$0
Mr. Coticchio	164,814	21,666	0	0
Mr. Gatto	110,654	19,533	0	0
Mr. Pawlowski	83,200	13,100	0	0
Mr. Hanle	149,730	19,300	0	0

(1)	The value of the unexercised, in-the-money options is determined by multiplying the number of shares underlying the option by the difference between the exercise price of the option and the fair market value of the Verizon common stock, at December 31, 2005, of $30.12. As of December 31, 2005, no options were in-the-money.

Retirement Plans, Pension Plans and Savings Plan

The Verizon management pension plan, or VMPP, is a noncontributory, tax-qualified pension plan for salaried employees that provides for distribution of benefits in a lump sum or an annuity, at the participant’s election.

All participant pension benefits under the VMPP are calculated using a cash balance formula that provides for pay credits equal to 4%-7% (depending upon age and service) of annual eligible pay up to the statutory limit on compensation ($210,000 in 2005), for each year of service following the conversion to cash balance. In general, eligible pay includes base salary and short-term incentives, exclusive of certain senior manager or other incentive compensation, and other similar types of payments. Additionally, monthly interest credits are made to the participant’s account balance based upon the prevailing market yields on certain U.S. Treasury obligations. In order to record these pay and interest credits, the plan administrator maintains a hypothetical account balance for each participant. However, as part of the transition to a cash balance formula, all participants who had at least 10 years of service with Verizon and its subsidiaries as of January 1, 2002 receive benefits under an alternative formula, referred to as the “highest average pay formula,” if that formula provides a higher benefit than the cash balance formula. Under this alternative formula, pensions are computed on 1.35% of eligible pay for average annual salary for the five highest consecutive years up to the statutory limit on compensation ($210,000 in 2005), for each year of service. Each of our Named Officers has his or her benefits under the VMPP calculated under the final pay formula. As of December 31, 2005, the actual years of service credited under the VMPP for Ms. Harless and Messrs. Coticchio, Gatto, Pawlowski and Hanle were 33, 21, 27, 21 and 32, respectively.

The following table illustrates the estimated annual benefits payable pursuant to the highest average pay formula under the VMPP based on a maximum compensation limit in 2005 of $210,000. The table assumes normal retirement at age 65 and is calculated on a single life annuity basis, based upon final average earnings and years of service.

Pension Plan Table

	Years of Service
Final Average Earnings	15	20	25	30	35	40
$210,000	$42,525	$56,700	$70,875	$85,050	$99,225	$113,400

Effective July 1, 2006, Verizon management employees, including Named Officers, no longer earn pension benefits under the VMPP and the VEPP. For all management employees, including the Named Officers, earning pension benefits as of June 30, 2006, Verizon enhanced the pension benefit earned as of that date, adding 18 months of additional pay credits to the cash balance pension accounts and, if applicable, 18 months of service to the highest average pay pension calculation.

Section 415 of the Code places certain limitations on pension benefits that may be paid from the trusts of tax-qualified plans, such as the VMPP. Accordingly, any pension amounts for executive officers that exceed that limit will be paid from our assets under the VEPP. The VEPP is a nonqualified, unfunded, supplemental retirement plan. The VEPP is provided to all eligible Verizon employees. Our Named Officers began participating in the VEPP as of January 1, 2005. Their participation in the VEPP is limited to the cash balance formula; they are not eligible for the highest average pay formula under the VEPP. This means that Named Officers (as well as all other participating employees) were eligible to receive pay credits 2005 equal to 4%-7% (depending on age and service) under the VEPP on all eligible compensation that exceeds the IRS qualified pay limits ($210,000 in 2005). This is the same pay-credit percentage range received under the cash balance formula in the VMPP, up to the applicable IRS qualified payments. Verizon’s executive officers may also elect to participate in the EDP. The EDP is a nonqualified, unfunded, deferred compensation plan. The EDP allows the approximately 2700 active participants to defer voluntarily the receipt of up to 100% of their eligible compensation. Eligible compensation consists of:

I.	a participant’s base salary in excess of the Code limit on compensation for qualified retirement plans ($210,000 in 2005);

II.	the participant’s short-term incentive award; and

III.	other bonuses that the plan administrator determines are eligible for deferral.

If any participant elects to defer eligible income, we provide a matching contribution equal to the rate of match under the qualified savings plan for management employees. That rate was 100% of the first 4% of eligible compensation deferred and 50% of the next 2% of eligible compensation deferred. Effective July 1, 2006, Verizon began to provide an enhanced savings opportunity under the qualified savings plan for management employees. Verizon will provide a matching contribution equal to 100% of 6% of eligible compensation deferred or contributed to the savings plan. In addition, Verizon management employees may be eligible for an additional performance related matching contribution of up to 3% of eligible compensation if certain pre-established performance criteria are met.

Employment Agreement

Katherine J. Harless

In 2002, Verizon entered into an employment agreement with Katherine J. Harless. In exchange for the benefits offered under that agreement, Ms. Harless has agreed not to engage in competitive activities or to interfere with Verizon’s business relations for a specified period of time following the termination of her employment. Pursuant to the terms of her agreement, Verizon will assign the agreement to Idearc prior to the distribution.

The current team of Ms. Harless’ agreement ends June 30, 2008. We expect to enter into a new employment agreement with Ms. Harless after the distribution, geared specifically to her position as our Chief Executive Officer. Ms. Harless’ existing agreement would be replaced by the new agreement. We have retained the services of an outside compensation consulting firm to assist us in connection with the design and preparation of the new agreement. That process is currently ongoing. The discussion below relates to Ms. Harless’ current agreement.

Ms. Harless will receive the compensation and benefits outlined below for the term of her agreement. If Ms. Harless resigns or retires, she will be entitled only to the benefits that would be provided to a similarly situated senior executive upon termination. If her employment terminates following a change in control of Verizon, or due to a good reason, or as a result of death or disability, she will generally receive the same benefits as if she were involuntarily terminated without cause. However, if Ms. Harless’ termination is the result of a death or disability, her lump sum separation payment will be equal to her base salary plus 50% of her maximum short-term bonus opportunity. In addition, if Ms. Harless’ termination is the result of a disability, the lump sum payment will be offset by amounts payable under any Verizon-sponsored disability plan. If Ms. Harless’ employment is involuntarily terminated without cause, her outstanding stock options will vest and will be exercisable until the earlier of five years after the date of termination or the maximum term of each option. In addition, her PSU’s and RSU’s will vest and will become payable on the scheduled date, provided that, with respect to the PSU’s, Verizon attains the applicable performance goals. All separation payments provided to Ms. Harless under her employment agreement are in lieu of Verizon-sponsored severance.

Ms. Harless’ agreement provides for a two-year term that ends on June 30, 2008. Thereafter, the term of employment will automatically renew for successive two-year terms unless Verizon provides advance written notice of its intention not to renew the agreement. Any notice of non-renewal does not entitle Ms. Harless to any separation benefits under the agreement. Ms. Harless’ agreement provides for:

•	An annual base salary of not less than her annual base salary as of July 1, 2002;

•	An annual short-term bonus between 0 and 1.5 times her base salary; and

•	An annual long-term bonus opportunity of at least 4.25 times her base salary.

If Ms. Harless’ employment is involuntarily terminated without cause, she will receive a lump sum payment equal to two times (i) her base salary and (ii) 50% of her maximum short-term bonus opportunity. Any separation payment made to Ms. Harless under the terms of her agreement will be offset by the then-current balance in her special retention account established at the closing of the merger in 2000 between Bell Atlantic Corporation and GTE Corporation.

Pension Plans and Savings Plans

Our management employees participate in certain Verizon pension plans, including the VMPP and the Verizon Enterprises Management Pension Plan. These are noncontributory defined benefit pension plans. In

December 2005, Verizon announced that Verizon management employees would no longer earn pension benefits after June 30, 2006 and that new Verizon management employees hired after December 31, 2005 would not be eligible for pension benefits. These changes applied to our management employees.

Our management employees also participate in the Verizon Savings Plan for Management Employees. Under this plan, participants have been entitled to make contributions on a pre-tax basis and receive matching contributions in accordance with the terms of the plan. Effective as of the completion of the spin-off from Verizon, our management employees will no longer be eligible to participate in this savings plan. They will instead be eligible to participate in a new savings plan maintained by Idearc. Our Named Officers will participate in the Idearc management savings plan on the same terms as other eligible participants in that plan.

Employee Stock Purchase Plan

After the completion of the spin-off from Verizon, we may adopt an employee stock purchase plan, including an “employee stock purchase plan” within the meaning of Section 423 of the Code. The purpose of the plan would be to assist our employees in purchasing shares of common stock from us at a discounted purchase price. As of the date of this information statement, we have not adopted any employee stock purchase plan, but we will continue to evaluate the desirability of a plan, and if in the future a plan is deemed to be in our best interests and the best interests of our stockholders, we will consider adopting a plan.

Equity Awards

Currently, RSU’s and PSU’s are awarded pursuant to Verizon’s equity incentive plan and guidelines. After the completion of the spin-off from Verizon, we anticipate continuing this practice pursuant to equity incentive plan and guidelines we adopt; however, we will continually evaluate this approach to ensure it is in the best interests of the company and our stockholders. In addition to RSU’s and PSU’s, we may also grant to certain employees, consultants and directors stock appreciation rights, shares of restricted stock, restricted stock units, dividend equivalents, performance share awards, performance stock unit awards, deferred stock awards, performance-based awards, or other stock-based awards, with terms and conditions as the board of directors (or, if applicable, the human resources committee of the board of directors) may establish.

Employment Continuity

To ensure continuity through the spin-off and for a defined period thereafter, we may provide for a management continuity plan for senior executives (including each of the Named Officers and other employees as deemed necessary). If such a continuation plan is implemented, we expect that it will provide certain severance protection against involuntary termination of employment during a certain period following the distribution, with additional protections that would apply to termination of employment in connection with a change in control transaction. We are currently working with an outside compensation consulting firm in connection with a potential executive continuation program.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Verizon currently owns all of our outstanding shares of common stock. None of our director nominees or the persons expected to become our executive officers currently owns any shares of our common stock, but those who own shares of Verizon common stock will be treated as other holders and, accordingly, will receive shares of our common stock in the distribution.

The following table sets forth the number of shares of Verizon common stock and the number of shares of our common stock that will be held by our director nominees, the persons expected to become our executive officers immediately upon completion of the spin-off and each stockholder that we believe will be a beneficial owner of more than 5% of any class of our outstanding voting securities immediately after the spin-off, assuming there are no changes in each person’s holdings of Verizon common stock since October 1, 2006, and based on our estimates as of October 1, 2006, using an expected distribution ratio of one share of our common stock for every 20 shares of Verizon common stock, with no fractional shares. The beneficial owners listed in the table may have also been granted Verizon stock options or may have interests in units whose value is derived from the value of Verizon common stock, including RSU’s, PSU’s and deferral units in the EDP and its predecessor plan. These stock options and units are not shown in the table because no additional shares of our common stock will result from the ownership of these stock options and units by the beneficial owners.

The mailing address of each director and executive officer shown in the table below is c/o Idearc Inc., 2200 West Airfield Drive, DFW Airport, Texas 75261.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares of Verizon Common Stock(2)		Percentage of Class	Number of Shares of Idearc Common Stock	Percentage of Class
Katherine J. Harless	21,442	(3)	*	1,072	*
Andrew Coticchio	258		*	12	*
Frank P. Gatto	2,105	(4)	*	105	*
W. Scott Hanle	11,025		*	551	*
Sandra Lee Henjum	3,536		*	176	*
Scott B. Laver	3,421		*	171	*
William G. Mundy	1,990		*	99	*
Michael D. Pawlowski	1,166		*	58	*
John W. Diercksen(1)	29,634		*	1,481	*
John J. Mueller	—		*	—	*
Donald B. Reed	24,345		*	1,217	*
Stephen L. Robertson	—		*	—	*
Thomas S. Rogers	379		*	18	*
Executive Officers and Directors as a Group (13 persons)	99,301		*	4,960	*

(1)	Mr. Diercksen currently serves as our sole director. He will not serve as a director after the consummation of the spin-off. We will appoint our directors prior to the consummation of the spin-off.
(2)	This amount includes shares credited under the Verizon Savings Plan for Management Employees.
(3)	As of October 1, this amount includes 7,237 shares jointly held by Ms. Harless.
(4)	As of October 1, this amount includes 2,003 shares jointly held by Mr. Gatto.
*	Beneficial ownership of less than 1%.

RELATIONSHIP BETWEEN VERIZON AND OUR COMPANY AFTER THE SPIN-OFF

Following the spin-off, we will operate as an independent company. To effect the spin-off and to provide a framework for our initial relationship with Verizon, we expect to enter into certain agreements with Verizon. The following is a summary of the expected material terms of those agreements. The summaries below are qualified in their entirety by reference to the full text of the agreements.

Distribution Agreement

The distribution agreement will contain the key provisions relating to the separation of our business from Verizon and the distribution of our common stock. The distribution agreement will identify the assets to be transferred, liabilities to be assumed and contracts to be assigned to us by Verizon and by us to Verizon in the separation and describe when and how these transfers, assumptions and assignments will occur. The agreement will also include procedures by which we and Verizon will become independent companies. In addition, we expect to enter into other agreements with Verizon governing various interim and ongoing relationships between Verizon and us in connection with the spin-off. These agreements, which will become effective in connection with the consummation of the spin-off, include:

•	a transition services agreement;

•	a publishing agreement;

•	a non-competition agreement;

•	a branding agreement;

•	a listings license agreement;

•	a billing and collection agreement;

•	an intellectual property agreement;

•	a tax sharing agreement; and

•	an employee matters agreement.

Contribution and Separation

In connection with the spin-off, Verizon will transfer to Idearc all of its ownership interest in Idearc Information Services and other assets, liabilities, businesses and employees currently primarily related to Verizon’s domestic print and Internet yellow pages directories publishing operations (which we collectively refer to as the contribution). In exchange for the contribution, Idearc will:

•	issue to Verizon additional shares of Idearc common stock to be distributed to Verizon’s stockholders pro rata in the spin-off;

•	issue to Verizon senior unsecured notes and a portion of the loans under the tranche B facility, which we collectively refer to as the Idearc debt obligations; and

•	transfer to Verizon cash from cash on hand, and from the proceeds of the loans under the tranche A facility and the proceeds from the remaining portion of the loans under the tranche B facility.

We expect that Verizon will seek to exchange the Idearc debt obligations for certain outstanding Verizon debt, thereby reducing Verizon’s outstanding indebtedness. Assuming Verizon and its creditors consummate the exchange, we expect Verizon’s creditors to immediately resell the Idearc debt obligations.

Generally, neither we nor Verizon will make any representation or warranty as to: the assets, businesses or liabilities transferred or assumed; any consent or approvals required in connection with the transfer or assumption; the value or freedom from any lien or other security interest of any assets transferred; the absence of any defenses or freedom from counterclaim relating to any claim of either us or Verizon; and the legal sufficiency of any assignment, document, or instrument delivered to convey title to any asset transferred.

Except as expressly set forth in any ancillary agreement, all assets were transferred on an “as is,” “where is” basis, and we, as opposed to Verizon, will bear the economic and legal risks that the conveyance is insufficient to vest good and marketable title, free and clear of any lien or other security interest, that any necessary consents or approval were not obtained, and that requirements of laws or judgments were not complied with.

Termination

The distribution agreement will provide that it can be terminated at any time by Verizon. Verizon may elect to terminate the distribution agreement for any of several reasons, including if Verizon determines that the distribution is not in the best interests of its stockholders or if any of the following events does not occur:

•	the receipt of any required regulatory approvals;

•	the SEC declaring effective the registration statement, of which this information statement is a part;

•	receipt of surplus, solvency and certain other opinions;

•	receipt of a private letter ruling from the I.R.S. (which Verizon received in September 2006) and a tax opinion; and

•	a national securities exchange or a national market quotation system will have accepted for listing or trading, as applicable, the shares of Idearc common stock to be issued in the distribution, subject to official notice of issuance.

The covenants contained in the distribution agreement that are to be performed prior to the distribution date shall terminate upon the distribution, and thereafter, neither Verizon nor Idearc shall have any right, claim or action of any nature whatsoever for failure of the other to perform any of those covenants.

Indemnification

Under the distribution agreement, we will indemnify Verizon and its representatives and affiliates against certain losses resulting from our failure to pay or satisfy any liabilities related to our business and any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in this information statement or necessary to make the statements herein not misleading, in each case to the extent relating to Idearc and its subsidiaries.

Under the distribution agreement, Verizon will indemnify us and our representatives and affiliates against certain losses arising out of or resulting from (i) Verizon’s failure to pay or satisfy any liabilities related to its business and (ii) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in this information statement or necessary to make the statements herein not misleading, in each case except to the extent relating to Idearc and its subsidiaries.

Indemnification with respect to taxes will be governed by the tax sharing agreement.

Further Action

The distribution agreement will provide that we and Verizon will cooperate to effect any contributions, assignments, transfers or assumptions not completed on the distribution date, due to approval, consent or other issues, as promptly as practicable following that date.

Access to Information

Subject to applicable confidentiality provisions and other restrictions, we and Verizon will provide to each other any information in that company’s possession that the requesting party reasonably needs for audit, accounting, regulatory, claims, litigation and tax purposes, as well as for purposes of fulfilling disclosure and reporting obligations and its obligations under the distribution agreement.

Mutual Release of Pre-Closing Claims

We and Verizon will agree to release each other from any and all claims that we may have against the other party which arise out of or relate to events, circumstances or actions taken by the other party occurring or failing to occur or any conditions existing at or prior to the time of the spin-off. The mutual release will be subject to specified exceptions set forth in the distribution agreement. These specified exceptions will include:

•	any obligation to pay for goods or services prior to the distribution date;

•	any liabilities or other obligations assumed, transferred, assigned allocated or arising under any of the other agreements entered into with Verizon in connection with the spin-off or any contract contemplated thereby;

•	any liability release of which would result in the release of any person other than Idearc, Verizon or their respective subsidiaries; and

•	except as otherwise set forth in the other ancillary agreements or identified in the distribution agreement.

Insurance

Following the spin-off, we will be responsible for obtaining and maintaining our own insurance coverage and will no longer be an insured party under Verizon insurance policies, except in specified circumstances to be set forth in the distribution agreement.

Transition Services Agreement

Under the transition services agreement, we and Verizon will provide certain specified services to the other on an interim basis. Among the principal services expected to be provided by Verizon to us are information technology application and support services as well as data center services.

The services will generally be provided for periods from six to eighteen months following the spin-off unless a particular service is terminated pursuant to the agreement. The party receiving a service will generally be able to terminate that service on 30 days advance notice, subject to extension by the service provider.

We and Verizon will pay fees to each other for the services provided, which generally will be intended to allow the party providing the service to recover all of its direct and indirect costs.

In general, services will be provided on an “as is” basis. No party will be liable to the other under the transition services agreement for direct damages in excess of the fees received by the liable party in the aggregate. The party receiving services will generally be obligated to indemnify the party providing services against all third party claims relating to the services provided.

The amount we anticipate to pay to Verizon for services rendered pursuant to the transition services agreement is approximately $30 million (exclusive of reimbursements of third party costs), assuming each service runs for the full period as contemplated by the terms of the transition services agreement.

Publishing Agreement

Under the publishing agreement, Verizon will name us its exclusive official print directory publisher of print listings and classified advertisements of its wireline telephone customers in the geographic areas in which Verizon is currently the incumbent local exchange carrier, which we refer to as Verizon’s service areas. Pursuant to state public utilities commission requirements, Verizon must publish and distribute white pages directories of certain residences and businesses that order or receive local telephone service from Verizon. In addition, pursuant to tariffs, results of various proceedings and agreements with other telephone companies and resellers of local telephone service, Verizon must publish and distribute certain white pages directories and yellow pages directories. We will agree in the publishing agreement to fulfill Verizon’s legal and contractual obligations to publish and distribute white pages and yellow pages directories and to include certain listing information, in each of Verizon’s service areas, generally at no cost to Verizon or its customers, and, at Verizon’s option, we will be obligated to fulfill Verizon’s publishing obligations in any new areas in which Verizon becomes the incumbent local exchange carrier in the future, unless we determine in good faith that the costs associated with fulfilling those obligations would outweigh the benefits of obtaining the rights provided in the branding agreement for these areas. In fulfilling these obligations, we must comply with all regulatory requirements related to the publishing and distribution of these directories, as well as other specific requirements set forth in the publishing agreement.

Subscriber Information

Pursuant to the listings license agreement for the use of subscriber list information and subscriber delivery information discussed below, Verizon will be required to provide us with information about subscribers, including names, addresses and telephone numbers for the purpose of publishing and delivering directories. The terms and conditions of the listings license agreement will be for the most part governed by federal regulations. If federal law no longer requires Verizon to provide subscriber information under nondiscriminatory and reasonable terms, Verizon will be required by the terms of the publishing agreement to continue to license the information to us on terms, including price, at least as favorable as those then being offered by Verizon to any person doing business in that service area. However, if Verizon does not license subscriber information to at least two other bona fide purchasers of this information, the prices that Verizon charges us for the information will equal the average price that other independent local exchange carriers of comparable size charge for this information.

Supplemental Listings

We will agree to publish certain supplemental listing information in the white pages directories that Verizon sells or may sell to its customers. Verizon will agree to share with us 5% of any revenue over a certain baseline amount, determined on a state-by-state basis, that it derives from the sale of this supplemental listing information.

Sale of Access Lines

In the event of a disposition by Verizon of any of its access lines, Verizon will agree to require the acquirer to enter into with us, and we will agree to enter into with the acquirer, binding agreements substantially similar to the publishing agreement, the non-competition agreement and the branding agreement (to the extent applicable) with respect to the relevant access lines.

Verizon Services

Pursuant to the publishing agreement we expect to enter with Verizon, we will agree to use Verizon’s local, long distance, wireless and data services on an exclusive basis, subject to certain limited exceptions, until the fifth anniversary of the effective date of the publishing agreement, subject to certain limited exceptions. These services must be substantially equivalent to the type, prices and quality of services provided by other providers of these services.

Non-Solicitation

During the two-year period following the date of the spin-off, and the two-year period following the termination of the publishing agreement, we and Verizon will agree not to solicit certain of the other’s employees or to induce certain of the other’s employees to terminate their relationship with the other. In addition, Verizon will agree not to solicit or hire any members of our senior management team during these periods.

Non-Competition

During the term of the publishing agreement, we may not directly or indirectly engage in the business of publishing, marketing, selling or distributing (or selling advertising for inclusion in) any directory products that materially compete with or are significant substitutes for any directory products we publish in any Verizon service area pursuant to the publishing agreement. If we acquire an entity or business that is engaged in the operations described above, we must divest or otherwise terminate these operations within 12 months of acquiring the entity or business.

In the event that the publishing agreement is terminated with respect to any Verizon service area, these restrictions will cease to apply with respect to that service area. However, if termination is the result of a breach by us of the publishing agreement, we will be prohibited from including on the cover or spine of any print directory product primarily distributed in the applicable service areas, or the home page or similar feature of any Internet yellow pages directory product primarily directed at persons or businesses within the applicable service areas, any name or brand (other than the name or brand of the incumbent local exchange carrier in the applicable service area) identified with any provider of telecommunication services or video services. This restriction will apply until the earlier of the fifth anniversary of the date of the termination and the 30th anniversary of the date of the spin-off.

If we were acquired by another company that was engaged in the business of publishing directories in any Verizon service area, these activities would not constitute a violation of these non-competition restrictions.

Term and Termination

The publishing agreement will remain in effect for 30 years from the date of the spin-off. The agreement will automatically renew for additional five-year terms unless we or Verizon provide at least 24 months notice of termination.

Verizon may terminate the publishing agreement in its entirety if we materially breach this agreement in a manner that has the effect of abrogating our performance and Verizon’s enjoyment of the benefits of this agreement, or if we fail to discharge Verizon’s publishing obligation with respect to 20% of Verizon’s subscribers. If we breach our obligation with respect to a particular directory in a manner that results in a material and continuing failure to discharge the publishing obligation with respect to that directory, Verizon may terminate this agreement with respect to the affected service area. If the publishing agreement is terminated with respect to one or more service areas, the branding agreement, and with it our right to use the Verizon brand, will automatically terminate to the same extent.

We may terminate the publishing agreement in its entirety if Verizon materially breaches the agreement in a manner that has the effect of abrogating its performance and our enjoyment of the benefits of the agreement. If Verizon materially breaches its obligation with respect to a certain service area in a manner that has the effect of abrogating its performance and our enjoyment of the benefits of this agreement with respect to the affected service area, we may terminate this agreement with respect to this service area. Any termination of the publishing agreement will automatically result in a termination of the branding agreement to the same extent. See “—Branding Agreement.”

Indemnification

We will indemnify Verizon for losses resulting from (i) our failure to perform our obligations under the publishing agreement, (ii) any third-party claims resulting from errors in listings and advertisements of Verizon’s customers in our directories or omissions of listings and advertisements of Verizon’s customers in our directories, in each case unless caused by Verizon, (iii) any claims that our directories violate or infringe the intellectual property rights, or require the consent, of any third party and (iv) any claims relating to the conduct of our business following the spin-off.

Verizon will indemnify us for losses resulting from (i) its failure to perform its obligations under the publishing agreement, (ii) any third-party claims brought against us in connection with our performance of our obligation to publish the directories that Verizon is legally required to publish as a result of any error in the information regarding Verizon subscribers supplied to us by Verizon in any white pages that is caused by Verizon and is not the result of our negligence or breach of our obligations, but then only if and to the extent and in the amount that these losses would have been incurred by Verizon if Verizon were publishing these directories and used the subscriber information in furtherance thereof, (iii) any claims that the rights to identify ourselves as Verizon’s official print directory publisher and to use Verizon’s branding on the directories violate or infringe the intellectual property rights, or require the consent, of any third party and (iv) any claims relating to the conduct of Verizon’s business following the spin-off.

Successors

We will agree to cause any successor acquiring our business, and Verizon will agree to cause any successor acquiring its business, to agree to the terms of the publishing agreement, the non-competition agreement, the branding agreement, the billing and collection agreement, the listings license agreement and the intellectual property agreement.

Non-Competition Agreement

Under the non-competition agreement, Verizon will generally agree not to, and to cause its affiliates (other than any entity as to which Verizon does not possess the sole right to cause the entity to enter into contractual arrangements) not to, publish, market, sell or distribute tangible or digital media directory products consisting principally of wireline listings and classified advertisements of subscribers in Verizon’s service areas or any of our independent markets directed primarily at customers in the service areas or any of our independent markets. If Verizon disposes of any of its access lines and the acquirer of the access lines enters into binding agreements with us, as discussed in more detail in “—Publishing Agreement—Sale of Access Lines,” the non-competition agreement will terminate with respect to the applicable Verizon service area or portion thereof.

The non-competition agreement will restrict Verizon from competing with us in the Internet yellow pages business for a period ending one year after the effective date of the agreement, subject to certain exceptions, but will not otherwise prohibit Verizon from competing with us in the electronic directory products business, including by competing with SuperPages.com, although Verizon will be prohibited from using the SuperPages and Directories Corp. brands. In addition, Verizon will not be prohibited from publishing tangible or digital media directory products consisting principally of wireless or mobile telephone listings, classified advertisements and a “411” or similar service that delivers information in the form of a voice response (live or automated), text message, web page link or download to a wireless or mobile telephone in response to a user-initiated request. There will be a number of other exceptions and clarifications to the scope of Verizon’s non-compete obligations.

The restrictions to be contained in the non-competition agreement will apply to any successor of Verizon. However, the successor will not, subject to certain limitations, be prohibited from continuing to publish any directory products it was publishing at the time it agreed to the transaction by which it became Verizon’s successor.

The non-competition agreement will remain in effect with respect to the Verizon service areas for a period of 30 years from the date of the spin-off. With respect to each of our current and certain prospective independent markets, the non-competition agreement will remain in effect until the fifth anniversary of the date of the spin-off, except that it may be terminated with respect to any independent market prior to the fifth anniversary if Verizon becomes a local exchange carrier in the independent market that is subject to legal and contractual obligations to publish and distribute white pages and yellow pages directories or acquires a business not more than 20% of the revenues of which are derived from the publication of print telephone directories and the business publishes one or more telephone directories which are primarily distributed in the independent market. If the non-competition agreement is terminated with respect to any of our current or certain prospective independent markets prior to the five year anniversary of the spin-off for either of these reasons, our rights under the branding agreement with respect to the independent market(s) will terminate 18 months after the termination of the non-competition agreement. See “—Branding Agreement.” In addition, if the publishing agreement is terminated in accordance with its terms, any party to the non-competition agreement may terminate it immediately. See “—Publishing Agreement—Term and Termination.”

Branding Agreement

Under the branding agreement, Verizon will grant us a limited right to (i) for a limited time and on a non-exclusive basis, phase out our use of certain Verizon marks in connection with the operation of our business, (ii) for the term of the branding agreement and on an exclusive basis, use certain Verizon marks in connection with publishing print directories in Verizon’s current wireline local exchange service areas and identify ourselves as its official print directory publisher, (iii) for the term of the branding agreement and on a non-exclusive basis, use certain Verizon marks in connection with publishing print directories in our current independent markets, (iv) for a certain period of time and on a non-exclusive basis, use certain Verizon marks in connection with publishing directories in certain geographic areas outside Verizon’s service areas and (v) for the term of the branding agreement and on a non-exclusive basis, use certain Verizon brands in connection with our wireless yellow pages directories business. In all cases, our use of the name and the Verizon marks must be in accordance with Verizon’s trademark and branding requirements. Our and Verizon’s rights to other intellectual property currently shared by us and Verizon will be governed by a separate intellectual property agreement. See “—Intellectual Property Agreement.”

Under the branding agreement, we may grant sublicenses with respect to certain licenses to our subsidiaries, resellers, agents, distributors and dealers in connection with conduct in certain geographic areas; however, we may not grant any sublicense without Verizon’s prior written approval. In addition, the sublicensees must agree in writing to compliance with the terms of the branding agreement.

Under the branding agreement, we will be prohibited from including on certain prominent portions of our directory products, including the front or back cover or spines of our print directory products any advertising for, or any name or brand identified with, any provider of telecommunications services or video services (other than Verizon), except as required by applicable legal requirements.

We may terminate the branding agreement at any time. Verizon may terminate the branding agreement with respect to any of Verizon’s service areas if we fail to correct a deficiency in our use of any of the Verizon marks after Verizon has given us notice of the deficiency. In addition, if we or any of our subsidiaries directly or indirectly engage in the provision of telecommunication services or video services in any of Verizon’s service areas, Verizon may terminate the branding agreement with respect to the affected service area. However, if our owner or an affiliate of ours is a provider of telecommunication services outside of Verizon’s service areas, Verizon may not terminate this agreement, so long as our owner or an affiliate of ours does not provide telecommunication services in connection with our directory products in any of Verizon’s service areas. If Verizon has terminated the branding agreement with respect to 20% or more of its subscribers in the service areas, it may then terminate the branding agreement in its entirety. In addition, if the non-competition agreement is terminated with respect to any of our independent markets prior to the five year anniversary of the spin-off for either of the reasons discussed above in the last paragraph of the description of the non-competition agreement, our rights under the branding agreement with respect to the applicable independent market(s) will terminate 18 months after the termination of the non-competition agreement.

Unless otherwise terminated, the branding agreement will terminate upon the termination of the publishing agreement. If the publishing agreement is terminated with respect to some but not all of Verizon’s service areas, the branding agreement will automatically terminate with respect to these service areas. In addition, if Verizon disposes of any of its access lines, as discussed in more detail in “—Publishing Agreement—Sale of Access Lines,” or if Verizon ceases operations as a local exchange carrier in a service area the branding agreement will terminate with respect to the applicable Verizon service area or portion thereof.

Listings License Agreement

We expect to enter into a listings license agreement with Verizon under which Verizon will grant to us a non-exclusive, non-transferable restricted license of subscriber listing information for persons and businesses that receive local exchange telephone services from Verizon Telephone Companies at prices set forth in the agreement. The listings license agreement will be consistent with the regulations promulgated by the Federal Communications Commission, which requires that telephone companies license their subscriber listing information to publishers of directories. We will be entitled to use the listing information (other than information regarding non-listed subscribers) for publishing directories in any format, and for soliciting advertising and listings for these directories. We will be entitled to use the listing information (including the non-listed subscriber information) for purposes of distributing directories in any format. The agreement will have an initial term of one year, subject to automatic renewal for additional one year terms until either Verizon or we terminate the agreement. The publishing agreement, however, will require Verizon to continue to license the listing and delivery information to us for as long as the publishing agreement is in effect and so long as, among other things, we are in compliance with the listings license agreement or cure any breaches to Verizon’s satisfaction.

The amount we anticipate to pay to Verizon for services rendered pursuant to the listings license agreement is approximately $2.5 million per year.

Billing Services Agreement

Under the billing services agreement, which we refer to as the billing and collection agreement, Verizon will continue to bill and collect from our customers who are not migrated to our billing system. These remaining customers, who are also Verizon local telephone customers, consist primarily of smaller customers serviced by our telephone call center. Currently, we directly bill more than 50% of our customers. By the end of 2007, we anticipate migrating our remaining customers to our direct billing system.

The amount we anticipate to pay to Verizon for services rendered pursuant to the billing and collection agreement is approximately $1.3 million.

Intellectual Property Agreement

Under the intellectual property agreement, we will have the right to use, under specified conditions, certain intellectual property owned or licensed by Verizon in the operation of our print and online directory business. The intellectual property agreement will govern our relationship with Verizon with respect to patents, software, copyrights, know how and other proprietary information. Our use of Verizon marks will be governed by a separate branding agreement, as discussed above. See “—Branding Agreement.”

The intellectual property agreement will provide that we and Verizon will irrevocably assign to the other an undivided joint ownership interest in specified proprietary software, non-statutory intellectual property and proprietary business information. We and Verizon will each have the right to use, copy, reproduce, improve, create derivative works or transfer this intellectual property, subject to specified restrictions.

We will grant to Verizon a royalty-free, fully paid-up, irrevocable, nonexclusive license under certain of our statutory intellectual property (excluding any trademarks and copyrights in advertising copy) to make, use or sell products and services. We will also irrevocably assign to Verizon all right, title and interest of ours in and to customer listing data.

Verizon will grant to us a personal, royalty-free, fully paid-up, irrevocable (subject to certain limitations), nonexclusive and nontransferable (subject to specified limitations) license to use, in the United States, intellectual property owned by Verizon, to the extent used in operating our business as of the date of the distribution. We will also have the right to copy, reproduce and improve this intellectual property. In addition, Verizon will irrevocably assign to us all right, title and interest of Verizon in and to specified statutory intellectual property.

For a period of three years from the date of the distribution, we and Verizon will agree not to grant any licenses to use specified intellectual property to any person who competes directly with Verizon or us, respectively. The intellectual property agreement will not terminate unless terminated by Verizon in the event of our bankruptcy. Also, Verizon will have the right to terminate all licenses in the event of a material default by us.

Tax Sharing Agreement

The tax sharing agreement will govern Verizon’s and our respective rights, responsibilities and obligations with respect to tax liabilities and benefits, the preparation and filing of tax returns, the control of audits and other tax matters.

We and our subsidiaries currently join with Verizon in the filing of a consolidated return for United States Federal income tax purposes and also join with Verizon in the filing of certain consolidated, combined and unitary returns for state and local purposes. However, for periods beginning after the spin-off, we will not join with Verizon in the filing of any Federal, State, local or foreign consolidated, combined or unitary tax returns.

In addition to generally allocating responsibility for tax liabilities for periods prior to and subsequent to the spin-off, the tax sharing agreement will provide that we would be required to indemnify Verizon and its affiliates against all tax-related liabilities caused by the failure of the spin-off to qualify for tax-free treatment for United States Federal income tax purposes (including as a result of Section 355(e) of the Code) to the extent these liabilities arise as a result of any action taken by us or any of our affiliates following the spin-off or otherwise result from any breach of any representation, covenant or obligation of us or any of our affiliates under the tax sharing agreement or any other agreement entered into by us in connection with the spin-off.

Though valid as between the parties, the tax sharing agreement will not be binding on the IRS and will not affect the several liability of Verizon and us for all United States Federal income taxes of the consolidated group relating to periods prior to the spin-off.

Employee Matters Agreement

The employee matters agreement will address the treatment of employees and former employees with respect to their participation in employee benefit plans as well as certain human resources matters relating to policies, programs, labor contracts and employee status. It will also address the distribution of liabilities relating to employees and former employees under the employee benefit plans.

Our rank and file employees immediately following the distribution will, as a general rule, participate in employee benefit plans sponsored by Idearc, which will provide comparable benefits to those benefits provided to these employees before the distribution. The employee matters agreement will also contain additional information relating to service recognition under our plans; recognition of co-pays, deductibles, and out of pocket maximums and the like under our welfare benefit plans; and the transfer of assets and liabilities from Verizon plans to Idearc plans.

DESCRIPTION OF OUR CAPITAL STOCK

We have summarized below the material terms of our capital stock that are expected to be in effect following the spin-off. You are encouraged to read our certificate of incorporation and bylaws, which will be filed as exhibits to the registration statement of which this information statement is a part, for greater detail on the provisions that may be important to you.

Sales of Unregistered Securities

In connection with our incorporation, we issued one share of our common stock, par value $.01 per share, to Verizon in consideration of an aggregate capital contribution of $.01 by Verizon. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof because the issuance did not involve any public offering of securities.

Common Stock

General Provisions Relating to Our Common Stock

Authorized Shares. At the time of the spin-off, we will be authorized to issue up to                      shares of common stock.

Voting Rights. Each outstanding share of our common stock will be entitled to one vote per share on each matter to be voted on by the holders of our common stock. Our stockholders will not be entitled to cumulative voting of their shares in elections of directors.

Dividends. Subject to the prior dividend rights of holders of any shares of preferred stock, holders of shares of our common stock will be entitled to receive dividends as declared by our board of directors out of funds that are legally available for that purpose. We currently expect to pay dividends at an annual rate of approximately $1.37 per share, but only if and to the extent dividends are declared by our board of directors and permitted by applicable law and by the terms of our financing arrangements. Dividend payments are not guaranteed and our board of directors may decide, in its absolute discretion, not to pay dividends. Dividends on our common stock are not cumulative. All decisions regarding the declaration and payment of dividends, including with respect to the initial dividend, will be at the discretion of our board of directors and will be evaluated from time to time in light of our financial condition, earnings, growth prospects, funding requirements, applicable law and other factors our board of directors deems relevant. See “Dividend Policy.”

Liquidation Rights. If our company is liquidated, dissolved or wound up, the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding will be satisfied first. The holders of our common stock will be entitled to share in our remaining assets on a pro rata basis.

Preemptive Rights. No holder of shares of our common stock or any security convertible into our common stock will have any preemptive right to acquire shares of our common stock.

Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

To the extent permitted by applicable Delaware law, shares of our common stock will be uncertified, and transfer will be reflected by book entry.

Anti-Takeover Provisions

Special Meetings. Under our bylaws, a special meeting of stockholders may be called only by the Chairman of the board of directors, the Chief Executive Officer, the President or the board of directors.

Notice Provisions Relating to Stockholder Proposals and Nominees. Our bylaws will require stockholders to give us advance written notice of a proposal or director nomination in order to have the proposal or the nominee considered at an annual meeting of stockholders. The notice must usually be given not less than 120 days before the first anniversary of the preceding year’s annual meeting.

Unanimous Consent of Stockholders in Lieu of Meeting. Under our certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders may be taken without a meeting if a consent in writing is signed by all of the stockholders entitled to vote.

Delaware Anti-Takeover Law. Following the spin-off, we will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years before the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for shares of our common stock.

Preferred Stock

General Provisions Relating to Our Preferred Stock

Preferred stock may be issued by us from time to time in one or more series, each of which is to have the voting powers, designation, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions as are stated in our certificate of incorporation or in resolutions adopted by our board of directors. At the time of the spin-off, we will be authorized to issue up to                      shares of preferred stock.

The board of directors will have the authority to create one or more series of preferred stock and, with respect to each series, to fix or alter as permitted by law:

•	the number of shares and the distinctive designation of the series;

•	the dividend rights;

•	any redemption rights, terms and prices;

•	the terms of any retirement or sinking funds;

•	the rights, terms and prices, if any, by which the shares may be convertible into, or exchangeable for, other shares;

•	the voting power, if any; and

•	any other terms, conditions, special rights and protective provisions.

Dividends. No dividend may be declared and set apart for payment on any series of preferred stock unless a ratable dividend has likewise been paid, or declared and set apart for payment, on all outstanding shares of preferred stock of each other series entitled to cumulative dividends that ranks equally as to dividends.

Dissolution Rights. If our company is dissolved and there are insufficient assets available to pay in full the preferential amount to which the holders of preferred stock are entitled over the holders of common stock, then the assets, or the proceeds of the assets, will be distributed among the holders of each series of preferred stock ratably in accordance with the sums that would be payable on the distribution if all sums payable were discharged in full.

DESCRIPTION OF CERTAIN INDEBTEDNESS

New Credit Facilities

Upon the closing of the spin-off, we expect to enter into new credit facilities that will provide for an aggregate amount of approximately $6,515 million in financing, consisting of the following:

•	a senior secured five-year revolving credit facility in a principal amount of approximately $250 million, and

•	senior secured term loan facilities in an aggregate amount of approximately $6,265 million consisting of:

•	tranche A term loan facility of approximately $1,515 million (the tranche A facility); and

•	tranche B term loan facility of approximately $4,750 million (the tranche B facility and together with the tranche A facility, the term loan facilities).

We refer to the revolving credit facility and the term loan facilities as the new credit facilities.

We expect to issue to Verizon senior unsecured notes and a portion of the loans under the tranche B facility as partial consideration for Verizon’s contribution to us of all of its ownership interest in Idearc Information Services and other assets, liabilities, businesses and employees currently primarily related to Verizon’s domestic print and Internet yellow pages directories publishing operations. We expect to use the proceeds from the loans under the tranche A facility and the proceeds from the remaining portion of the loans under the tranche B facility to make a cash payment to Verizon. We expect that the revolver will be available for working capital and for general corporate purposes, and that up to $50 million will be available under the revolver for letters of credit. We expect that no amount will initially be drawn under the revolver on the closing date of the spin-off.

Interest Rate and Fees. Amounts outstanding under the new credit facilities are expected to bear interest, at our option, at either a rate equal to (i) an alternate base rate plus an applicable margin set forth the credit agreement or (ii) an adjusted LIBOR rate plus an applicable margin set forth in the credit agreement.

We expect to pay certain fees with respect to the new credit facilities, including: (i) a commitment fee on the daily unused amount of the revolving credit facility, (ii) fronting fees on letters of credit issued under the new credit facilities and (iii) customary annual administration fees.

Mandatory Prepayments. We expect that, subject to certain conditions and exceptions, the new credit facilities will require us to prepay outstanding loans under the tranche A facility and make mandatory offers to repay outstanding loans under the tranche B facility in an amount equal to (a) 100% of the net proceeds from dispositions of certain assets and casualty insurance condemnation awards and similar recoveries in each case which are not reinvested within a specified period and (b) a percentage (based on our leverage ratio) of the proceeds of certain unsecured and subordinated indebtedness that we incur (other than proceeds used to fund certain business acquisitions). In addition, we expect that, following the end of each fiscal quarter ending during a dividend suspension period (as defined below), the new credit facilities will require us to prepay outstanding loans under the tranche A facility and make mandatory offers to repay outstanding loans under the tranche B facility, in an aggregate amount equal to 50% of the amount of any increase in available cash (as defined in our new credit facilities) during such fiscal quarter.

Voluntary Prepayments. We expect that the new credit facilities will provide for voluntary commitment reductions and prepayments of loans, subject to certain conditions and restrictions.

Covenants. We expect that the new credit facilities will contain affirmative and negative covenants that, among other things, limit or restrict our ability (as well as those of our restricted subsidiaries) to (i) create liens and encumbrances; (ii) incur debt; (iii) merge, dissolve, liquidate or consolidate; (iv) make acquisitions and investments; dispose of or transfer assets; (v) pay dividends or make other payments in respect of our capital stock (other than certain permitted restricted payments, including permitted distributions described below); (vi) amend material documents; (vii) change the nature of our business; (viii) make certain prepayments of debt; (ix) engage in certain transactions with affiliates; and (x) enter into sale/leaseback or hedging transactions.

In addition, we expect that the financial covenant under the new credit facilities will require us to maintain a total leverage ratio not greater than 7.25 to 1.00 measured as of the last day of any fiscal quarter (to be defined as the ratio of (a) total indebtedness as of such date minus unrestricted cash and cash equivalents to (b) consolidated adjusted EBITDA). This financial covenant requirement is based on discussions with the lenders and our current expectations. The definitive requirements may vary.

Permitted Distributions. Subject to certain conditions and restrictions, we expect the restricted payments covenant, in addition to payments pursuant to customary carve-outs and baskets, to permit us to pay:

•	a special distribution to Verizon as described under “The Spin-Off”;

•	dividends on our common stock in an amount not to exceed $100 million in the aggregate for the first two quarterly dividend payments made after the closing date; and

•	dividends in an aggregate amount which does not exceed the sum (calculated as of the date of the dividend payment after giving effect to all other applications of available distributable cash or available equity proceeds on such date) of (A) available distributable cash plus (B) available equity proceeds.

We expect that “available distributable cash” will be defined in our new credit facilities as: (a) available cash (as defined below) as of the date of determination; minus, without duplication, the sum of the following amounts, in each case for the period commencing on the closing date of the new credit facilities and ending on the date of determination of available distributable cash, (i) the aggregate amount of restricted payments made during such period, other than any such restricted payments (A) made to us or any of our restricted subsidiaries, (B) paid from available equity proceeds, (C) payable solely in our equity interests on our equity interests (other than in disqualified stock), in payment of the special distribution described above, for payment of fractional shares, for payment of shares pursuant to an “odd-lot” program and the payment of the first two quarterly dividends described above; (ii) the aggregate amount of certain investments, (iii) the aggregate amount of payments made by us or our restricted subsidiaries to repay, prepay, redeem, defease or acquire for value at or prior to stated maturity, or to refund, refinance or exchange, any indebtedness (other than (A) revolving loans or (B) certain intercompany indebtedness)) or make any other scheduled, mandatory or voluntary payment of any such indebtedness, other than any such payments funded from (1) available equity proceeds, (2) the proceeds of indebtedness permitted by the “Indebtedness; Certain Equity Securities” covenant in our new credit facilities (other than proceeds of (A) revolving loans or (B) certain intercompany indebtedness) or (3) the proceeds of refinancing indebtedness; and (iv) the aggregate amount of capital expenditures, made during such period, other than capital expenditures financed with (1) available equity proceeds, (2) net proceeds from an asset disposition not otherwise required to be applied to prepay loans or (3) the proceeds of indebtedness permitted by the “Indebtedness; Certain Equity Securities” covenant in our new credit facilities (other than proceeds of (A) revolving loans or (B) certain intercompany indebtedness).

We expect that “available equity proceeds” will be defined in our new credit facilities as: (a) on any date, the aggregate amount of equity proceeds that have been received by us since the closing date of the new credit facilities minus (b) the aggregate amount of equity proceeds that have been expended by us and our subsidiaries on permitted acquisitions, to make investments in our subsidiaries or for our restricted subsidiaries to make investments in us or our subsidiaries, to make certain other investments, to make certain other restricted payments, to make capital expenditures or to make repurchase expenditures in connection with optional repurchases of the notes and certain other indebtedness, on such date or since the closing date.

We expect that “available cash” will be defined in our new credit facilities as: on any date of determination, an amount (which may be a negative amount) equal to the sum (without duplication) of the following in respect of us and our restricted subsidiaries on a consolidated basis for the period commencing on the closing date and ending on the last day of the most recent fiscal quarter for which a certificate certifying the financial statements shall have been delivered to the administrative agent : (a) consolidated adjusted EBITDA (as defined in our new credit facilities) for such period; plus (b) any extraordinary or non-recurring cash gain during such period, other than any such gain resulting from any sale, transfer or other disposition of assets; minus (c) without duplication and to the extent included in determining such consolidated adjusted EBITDA, the sum of (i) consolidated cash interest expense for such period, except to the extent constituting restricted payments; (ii) all taxes of us and our restricted subsidiaries paid in cash during such period; and (iii) any extraordinary or nonrecurring loss, expense or charge paid in cash during such period; provided that amounts shall be included in this clause (c) for any period only to the extent not duplicative of any cost or expense which was (x) included in determining consolidated net income for such period and (y) not been added back to consolidated net income in determining consolidated adjusted EBITDA for such period.

If our total leverage ratio received as of the last day of any fiscal quarter is greater than 7.00 to 1.00, we will be required to suspend dividends and certain other restricted payments, unless otherwise permitted under the first bullet point above or otherwise permitted under the credit agreement until we are able to deliver financial statements demonstrating that our leverage ratio is equal to or less than 7.00 to 1.00 (the period of such suspension, a “divided suspension period”).

Unrestricted Subsidiaries. We expect that the new credit facilities will permit us, subject to investment limitations, to designate and invest in newly formed or acquired subsidiaries as “Unrestricted Subsidiaries” that will not be subject to the covenants or other provisions of the new credit facilities, will not be guarantors or grantors under the new credit facilities and will not be taken into account for purposes of the financial covenant or other financial computations.

Guarantees and Collateral. We expect that the obligations under the new credit facilities will be guaranteed by us and each of our existing and future direct and indirect U.S. restricted subsidiaries, subject to certain exceptions (the “subsidiary loan parties”). In addition, we expect that our obligations will be secured by a perfected security interest in certain of our and the subsidiary loan parties’ personal property and owned real property, in each case, now owned or later acquired, including a pledge of all equity interests and notes owned by us and each subsidiary loan party, provided that only 65% of the voting equity interests of non-U.S. subsidiaries that are held by us or the subsidiary loan parties will be required to be pledged in respect of the obligations under the new credit facilities. We expect that the new credit facilities will also be secured by all proceeds and products of the property and assets described above.

Events of Default. We expect that the new credit facilities will contain customary events of default such as non-payment of obligations under the new credit facilities, violation of affirmative and negative covenants, material inaccuracy of representations, defaults under other material debt, bankruptcy, ERISA and judgment defaults, change of control, loss of lien perfection or priority or unenforceability of guarantees and material breach of or loss of rights under certain agreements with Verizon.

Senior Notes

In connection with the spin-off, Idearc will issue $2,850 million in principal amount of Senior Notes due 2016, or the notes, to Verizon.

Guarantees. The notes will be guaranteed by Idearc Information Services and each other existing and future subsidiary that is a guarantor under the new credit facilities. The guarantees will be general unsecured obligations of the guarantors. Accordingly, they will rank: equally in right of payment with all of our guarantors’ existing and future unsecured senior debt; senior in right of payment with all of our guarantors’ existing and future subordinated debt; effectively subordinated to our guarantors’ existing and future secured debt to the extent of the assets securing such debt, including the guarantees by the guarantors of obligations under the new credit facilities; and effectively subordinated to all of the liabilities of the subsidiaries of our non-guarantor subsidiaries, including trade payables and preferred stock.

Ranking and Subordination. The notes will be our general unsecured obligations. Accordingly, they will rank: equally in right of payment with all our existing and future unsecured senior debt; senior in right of payment to all our future subordinated debt; effectively subordinated to our existing and future secured debt to the extent of the assets securing such debt, including all borrowings under the new credit facilities; and effectively subordinated to all of the liabilities of our non-guarantor subsidiaries, including trade payables and preferred stock.

Optional Redemption. We may redeem some or all of the notes on or after                     , 2011 at the redemption prices described in the indenture governing the notes, plus accrued and unpaid interest.

Change of Control. Upon the occurrence of a change of control, unless we have exercised our right to redeem all of the notes as described above, each holder may require us to repurchase such holder’s notes, in whole or in part, at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the purchase date.

Certain Covenants. The indenture governing the notes, among other things, will limit our ability and the ability of our restricted subsidiaries to: incur additional indebtedness; incur liens; pay dividends or make distributions in respect of capital stock or make certain other restricted payments or investments; sell assets, including capital stock of restricted subsidiaries; agree to payment restrictions affecting restricted subsidiaries; enter into transactions with affiliates; and merge, consolidate or sell substantially all of our assets.

SHARES ELIGIBLE FOR FUTURE SALE

Sales, or the availability for sale, of substantial amounts of our common stock in the public market could adversely affect our common stock’s prevailing market price. Upon completion of the spin-off, we will have outstanding an aggregate of approximately 146,000,000 shares of our common stock, based upon the shares of Verizon common stock outstanding as of October 14, 2006, assuming no exercise of outstanding options. All of the shares will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are owned by our “affiliates” as that term is defined in Rule 405 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, which is summarized below.

Rule 144

In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of notice of Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

As of the distribution date, based on their holdings of Verizon common stock as of October 1, 2006, we estimate that our directors and officers will collectively hold 4,960 shares of our common stock that will be subject to these restrictions.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The following summary is qualified in its entirety by reference to the complete text of the statutes referred to below, our certificate of incorporation and bylaws.

We are incorporated under the laws of the state of Delaware.

Section 145 of the Delaware General Corporation Law, or the DGCL, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, or a derivative action, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Our certificate of incorporation will provide for the indemnification of directors, officers and certain authorized representatives of the corporation to the fullest extent permitted by the DGCL, except that our certificate of incorporation will provide for indemnification in a derivative action or suit initiated by a director, officer or authorized representative of the corporation only if our board of directors authorized the initiation of that action or suit. In addition, as permitted by the DGCL, our certificate of incorporation will provide that our directors shall have no personal liability to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit.

Following the spin-off, we intend to enter into individual indemnification agreements with each member of our board of directors and each of our senior officers. The indemnification agreements will be intended to assure that our directors and senior officers are indemnified to the maximum extent permitted under applicable law.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our company and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet web site maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information contained on any web site referenced in this information statement is not incorporated by reference into this information statement or the registration statement of which this information statement is a part. Our Internet address is included in this information statement as an inactive textual reference only.

After the spin-off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Our future filings will be available from the SEC as described above.

After the spin-off, we will make available free of charge most of our future SEC filings through our Internet web site (www.idearc.com) as soon as reasonably practicable after we file these materials with the SEC. You will be able to access these future SEC filings via the hyperlink that we will provide on our web site to the SEC’s web site. You may also request a copy of our future SEC filings at no cost, by writing or telephoning us at:

Idearc Inc.

2200 West Airfield Drive

DFW Airport, TX 75261

(972) 453-7000

We will furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Idearc Inc. (formerly named Verizon Directories Disposition Corporation)

We have audited the accompanying consolidated balance sheets of Idearc Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, parent’s equity, and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Idearc Inc. and Subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, Idearc Inc. changed its methods of accounting for directory revenues and stock-based compensation effective January 1, 2003.

/s/ Ernst & Young LLP

New York, New York

March 10, 2006

Consolidated Statements of Income Idearc Inc. and Subsidiaries

	Years Ended December 31,
	2005	2004	2003
	(in millions)
Operating Revenue
Print products	$3,147	$3,318	$3,490
Electronic	197	165	136
Other	30	30	49

Total Operating Revenue	3,374	3,513	3,675

Operating Expense
Selling	646	681	674
Cost of sales (exclusive of depreciation and amortization)	622	582	593
General and administrative	374	563	855
Depreciation and amortization	91	86	76

Total Operating Expense	1,733	1,912	2,198

Operating Income	1,641	1,601	1,477
Interest income and (expense), net	16	12	2

Income Before Provision for Income Taxes and Cumulative Effect of Accounting Change	1,657	1,613	1,479
Provision for income taxes	632	641	584

Income Before Cumulative Effect of Accounting Change	1,025	972	895
Cumulative effect of accounting change, net of tax	—	—	(1,463)

Net Income (Loss)	$1,025	$972	$(568)

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets Idearc Inc. and Subsidiaries

	At December 31,
	2005	2004
	(in millions)
Assets
Current assets
Note receivable due from Verizon	$348	$241
Accounts receivable, net of allowances of $80 and $135	366	420
Deferred directory costs	168	176
Prepaid expenses and other	60	82

Total current assets	942	919

Property, plant and equipment	511	486
Less: accumulated depreciation	347	309

	164	177

Goodwill	70	70
Other intangible assets, net	123	130
Deferred tax assets	113	103
Other assets	—	3

Total assets	$1,412	$1,402

Liabilities and Parent’s Equity
Current liabilities
Accounts payable and accrued liabilities	$332	$312
Deferred revenue	209	211
Other	43	104

Total current liabilities	584	627

Employee benefit obligations	499	451
Other liabilities	4	7

Parent’s equity	325	317

Total liabilities and parent’s equity	$1,412	$1,402

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Parent’s Equity Idearc Inc. and Subsidiaries

Parent’s Equity
(in millions)
Balance at December 31, 2002	$1,840

Net income (loss)	(568)
Dividends and returns of capital	(1,045)
Other	(1)

Balance at December 31, 2003	226

Net income	972
Dividends and returns of capital	(934)
Other	53

Balance at December 31, 2004	317

Net income	1,025
Dividends	(1,058)
Other	41

Balance at December 31, 2005	$325

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows Idearc Inc. and Subsidiaries

	Years Ended December 31,
	2005	2004	2003
	(in millions)
Cash Flows from Operating Activities
Net income (loss)	$1,025	$972	$(568)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	91	86	76
Employee retirement benefits	48	61	156
Deferred income taxes	11	123	(32)
Provision for uncollectible accounts	167	233	297
Cumulative effect of accounting change, net of tax	—	—	1,463
Changes in current assets and liabilities
Accounts receivable	(121)	(217)	(228)
Deferred directory costs	6	(41)	30
Other current assets	—	1	2
Accounts payable and accrued liabilities	(44)	(99)	35
Other, net	56	51	12

Net cash provided by operating activities	1,239	1,170	1,243

Cash Flows from Investing Activities
Capital expenditures (including capitalized software)	(78)	(85)	(72)
Other, net	2	8	(5)

Net cash used in investing activities	(76)	(77)	(77)

Cash Flows from Financing Activities
Change in note receivable	(105)	(159)	(121)
Dividends paid / returns of capital	(1,058)	(934)	(1,045)

Net cash used in financing activities	(1,163)	(1,093)	(1,166)

Increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of year	—	—	—

Cash and cash equivalents, end of year	$—	$—	$—

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements Idearc Inc. and Subsidiaries

Note 1

Description of Business and Summary of Significant Accounting Policies.

Description of Business

Idearc Inc. (formerly named Verizon Directories Disposition Corporation) and its subsidiaries, or Idearc, is one of the nation’s largest providers of yellow and white page directories and related advertising products. Our products include yellow and white page directories, SuperPages.com (www.superpages.com), our Internet yellow pages directory and online shopping resource, and SuperPages Mobile, an information directory for wireless subscribers.

In 2005, we provided sales, publishing and other related services for more than 1,200 directories in 35 states and the District of Columbia in the U.S., with a total circulation of approximately 116 million copies.

We are the exclusive publisher of Verizon-branded yellow and white pages, operating primarily in the states where Verizon is the incumbent local exchange carrier. Our publishing agreement with Verizon will remain in effect 30 years from the date of the spin-off and will automatically renew for additional five-year terms unless we or Verizon provide at least 24 months notice of termination.

SuperPages.com, our Internet yellow pages directory service, has more than 17 million U.S. businesses listed and an advertiser base of approximately 186,000 at December 31, 2005. SuperPages.com enables users to find local and national businesses and compare goods and services of merchants across the country.

Basis of Presentation

Idearc is comprised of the domestic operating companies of the Verizon Information Services business segment, including Idearc Media Inc. (formerly named Verizon Directories Corp.), Idearc Media Sales—East Co. (formerly named Verizon Directories Sales—East Co.), Idearc Media Sales—West Inc. (formerly named Verizon Directories Sales—West Inc.), Idearc Media Services—East Inc. (formerly named Verizon Directories Services—East Inc.) and Idearc Media Services—West Inc. (formerly named Verizon Directories Services—West Inc.).

Consolidation

The consolidated financial statements include the financial statements of Idearc and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

We prepare our financial statements using U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Examples of significant estimates include the allowance for doubtful accounts, the recoverability of property, plant and equipment, intangible assets and other long-lived assets, valuation allowances on tax assets, and pension and postretirement benefit assumptions.

Revenue Recognition

We earn revenue primarily from print and online directory publishing. The sale of advertising in printed directories is the primary source of revenue. The company recognizes revenue ratably over the life of each directory using the amortization method of accounting, with revenue recognition commencing in the month of publication.

Our online directory, SuperPages.com, earns revenue from two sources: fixed-fee and performance-based advertising. Fixed-fee advertising includes advertisement placement on our SuperPages.com website, and website development and hosting for our advertisers. Revenue from fixed-fee advertisers is recognized monthly over the life of the advertising service. Performance-based advertising revenue is earned when consumers connect with our SuperPages.com advertisers by a “click” through to their website or a phone call to their business. Revenue from performance-based advertising is recognized when there is evidence that qualifying transactions have occurred.

Expense Recognition

Costs directly attributable to producing directories are amortized over the average life of a directory. These costs include paper, printing and initial distribution. All other costs are recognized as incurred.

Barter Transactions

We enter into certain transactions where a third party provides directory placement arrangements, sponsorships, or other media advertising in exchange for placing their advertising in our print or online directories. Due to the subjective nature of barter transactions, we do not recognize revenue and expense from these transactions. If recognized, revenue associated with barter transactions would be less than 2% of total revenue.

Accounts Receivable

Accounts receivable is recorded net of an allowance for doubtful accounts.

The allowance for doubtful accounts is calculated using a percentage of sales method based upon collection history and an estimate of uncollectible accounts. Management may exercise its judgment in adjusting the provision as a consequence of known items, such as current economical factors and credit trends. Accounts receivable adjustments are recorded against the allowance for doubtful accounts.

Deferred Directory Costs

We include in deferred directory costs unamortized costs directly attributable to producing directories (paper, printing and initial distribution).

Note Receivable Due from Verizon

The company and its subsidiaries have a financial services agreement with Verizon Financial Services, LLC that allows the company to contribute to or have internal access to working capital funds. The company is currently in a receivable position.

The financial services agreement specifies that certain Verizon affiliates will borrow or advance funds on a day-to-day (demand) basis to finance its ordinary business and capital requirements. Since these borrowings and advances are based on a variable interest rate and demand note basis, the carrying value of the notes approximate fair market value.

Property, Plant, Equipment and Depreciation

We record property, plant and equipment at cost. Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets, which are presented in the following table:

Estimated Useful Lives (in years)
Land improvements and buildings	7-30
Leasehold improvements	1-5
Computer, data processing, and other equipment	3-7
Furniture and fixtures	7
Other	3

The cost of additions and improvements are capitalized and expenditures for repairs and maintenance, including the cost of replacing minor items not considered substantial betterments, are expensed as incurred. When property, plant and equipment assets are sold or retired, the related cost and accumulated depreciation are deducted from the accounts and any gains or losses on disposition are recognized in income.

Goodwill and Other Intangible Assets

Goodwill

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” impairment testing for goodwill is performed at least annually unless indicators of impairment exist. The impairment test for goodwill uses a two-step approach, which is performed at the entity level (the reporting unit). Step one compares the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the carrying value of goodwill exceeds its implied fair value, the excess is required to be recorded as an impairment.

Other Intangible Assets

Other intangible assets are comprised of internal-use software, which we capitalize if it has a useful life in excess of one year, in accordance with Statement of Position (SOP) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred.

Capitalized internal-use software costs are amortized using the straight-line method over their useful lives and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which only requires testing whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If any indicators are present, a recoverability test is performed by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If the net undiscounted cash flows do not exceed the carrying amount (i.e., the asset is not recoverable), an additional step is performed, which determines the fair value of the asset and records impairment, if any. Each reporting period, the useful life determination of the intangible assets is reevaluated to assess whether events and circumstances warrant a revision in their remaining useful lives.

For information related to the carry amounts of goodwill and other intangible assets, see Note 6.

Income Taxes

We account for income taxes in accordance with SFAS 109, “Accounting for Income Taxes.” Deferred tax assets or liabilities are recorded to reflect the future tax consequences of temporary differences between the financial reporting basis of assets and liabilities and their tax basis at each year-end. These amounts are adjusted, as appropriate, to reflect enacted changes in tax rates expected to be in effect when the temporary differences reverse. The Company has been included in Verizon’s consolidated federal and state income tax returns. The provision for income taxes in our consolidated financial statements has been determined as if the Company filed its own consolidated income tax returns separate and apart from Verizon.

Stock-Based Compensation

We participate in employee compensation plans sponsored by Verizon with awards of Verizon common stock.

Prior to 2003, we accounted for stock-based employee compensation under Accounting Principals Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, and followed the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”

Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123, using the prospective method (as permitted under SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”) to all new awards granted, modified or settled after January 1, 2003. Under the prospective method, employee compensation expense in the first year will be recognized for new awards granted, modified, or settled. The options generally vest over a term of three years, therefore the expenses related to stock-based employee compensation included in the determination of net income (loss) for 2005, 2004 and 2003 are less than what would have been recorded if the fair value method was also applied to previously issued awards. See Note 2 for additional information on the impact of adopting SFAS No. 123.

Employee Benefit Plans

We participate in certain Verizon benefit plans. Under these plans, pension, post-retirement health care and life insurance benefits earned during the year, as well as interest on projected benefit obligations, are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits.

In December 2005, Verizon announced that participants in its management pension plans, including our management employees, will no longer earn pension benefits or earn service towards our retiree medical subsidy after June 30, 2006. See Note 8 for additional information.

Recent Accounting Pronouncements

Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” which revises SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, be recognized as compensation expense based on their fair value. Effective January 1, 2003, the company adopted the fair value recognition provisions of SFAS No. 123. We plan to adopt SFAS No. 123(R) effective January 1, 2006, using the modified prospective method and expect that any impact on our results of operations or financial position will not be material.

Note 2

Accounting Changes

Cumulative Effect of Accounting Change

On January 1, 2003, we changed our method for recognizing revenues and expenses from the publication-date method to the amortization method. The publication-date method recognizes revenues and direct expenses when the directories are published. Under the amortization method, which has increasingly become the industry standard, revenues and direct expenses (paper, printing and initial distribution costs), are recognized over the life of the directory, which is usually twelve months. The accounting change affected the timing of the recognition of revenue and expenses but did not result in any impact on cash flows. The cumulative effect of the accounting change resulted in a one-time charge of $2,381 million ($1,463 million after-tax).

Stock Based Compensation

We participate in employee compensation plans sponsored by Verizon with awards of Verizon common stock. As discussed in Note 1, we adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” using the prospective method as permitted under SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123.”

The following table illustrates the effect on net income (loss) if the fair value method had been applied to all outstanding and unvested options in each period:

	Years ended December 31,
	2005	2004	2003
	(in millions)
Net income (loss), As Reported	$1,025	$972	$(568)
Add: Stock option-related employee compensation expense included in reported net income (loss), net of related tax effects	4	4	3
Deduct: Total stock option-related employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4)	(4)	(10)

Pro forma net income (loss)	$1,025	$972	$(575)

After-tax compensation expense for other stock-based compensation included in net income (loss) as reported for the years ended December 31, 2005, 2004 and 2003 was $11 million, $6 million, and $3 million, respectively.

Note 3

Sales of Business

Sales of Businesses, Net

Verizon Information Services Hawaii

During the second quarter of 2004, Verizon entered into an agreement to sell our directory markets in Hawaii to an affiliate of The Carlyle Group. This transaction closed during the second quarter of 2005. In connection with this transaction, our Hawaii operations were transferred to our parent at net book value with no gain or loss recognized by the company. Hawaii results of operations are included in our financial statements through the second quarter of 2005 and do not exist in subsequent periods. Revenue was $22 million, $66 million and $67 million in 2005, 2004 and 2003, respectively.

Note 4

Other Strategic Actions / Special Items

Employee-Related Items

During 2004, we recorded pretax pension settlement losses of $10 million ($6 million after-tax) related to employees that received lump-sum pension distributions during 2004 in connection with the voluntary separation plan for employees that accepted the separation offer in the fourth quarter of 2003. These charges were recorded in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” which requires that settlement losses be recorded once prescribed payment thresholds have been reached.

During 2003, we recorded pretax charges of $259 million associated with employee related costs, primarily due to a voluntary separation program offered in the fourth quarter of 2003, resulting in a charge of $250 million associated with pension, other post retirement benefits and severance costs for employees who accepted the separation package.

Note 5

Property, Plant and Equipment

The following table displays the details of property, plant and equipment as of December 31, which is stated at cost:

	At December 31,
	2005	2004
	(in millions)
Land, land improvements and buildings	$68	$68
Leasehold improvements	57	56
Computer, data processing, and other equipment	314	299
Furniture and fixtures	56	54
Other	16	9

	511	486
Less: Accumulated depreciation	347	309

Total	$164	$177

Depreciation expense for the years ended December 31, 2005, 2004 and 2003, was $45 million, $46 million and $47 million, respectively.

Note 6

Goodwill and Other Intangible Assets

Goodwill

There were no changes to the carrying amount of goodwill during 2005 or 2004.

Other Intangible Assets

	At December 31,
	2005	2004
	(in millions)
Internal use software:
Gross carrying amount	$292	$253
Less: Accumulated amortization	169	123

Net book value	$123	$130

Internal use software is amortized over a 3 to 7 year period. Amortization expense was $46 million, $40 million, and $29 million for the years ended December 31, 2005, 2004 and 2003, respectively. This expense is estimated to be $44 million in 2006, $34 million in 2007, $22 million in 2008, $13 million in 2009 and $6 million in 2010 for the software capitalized at December 31, 2005.

Note 7

Leasing Arrangements

We lease certain facilities and equipment for use in our operations under operating leases. Total net rent expense under operating leases amounted to $32 million in 2005, $33 million in 2004 and $35 million in 2003.

The aggregate minimum net rental commitments under noncancelable leases at December 31, 2005, are shown for the periods below:

Operating Leases
Years:	(in millions)
2006	$26
2007	20
2008	14
2009	10
2010	5
Thereafter	1

Total minimum rental commitments	$76

Note 8

Employee Benefits

We participate in Verizon’s benefit plans. Verizon maintains noncontributory defined benefit pension plans for many of our management and associate employees. The postretirement health care and life insurance plans for our retirees and their dependents are both contributory and noncontributory and include a limit on the company’s share of cost for recent and future retirees. We also sponsor defined contribution savings plans to provide opportunities for eligible employees to save for retirement on a tax-deferred basis. We use a measurement date of December 31 for our pension and postretirement health care and life insurance plans.

The structure of Verizon’s benefit plans does not provide for the separate determination of certain disclosures for our company.

Pension and Other Postretirement Benefits

Pension and other postretirement benefits for some of our employees are subject to collective bargaining agreements. Modifications in benefits have been bargained from time to time, and Verizon may also periodically amend the benefits in the management plans.

Benefit Cost

	Pension			Health Care and Life
	At December 31,			At December 31,
	2005	2004	2003	2005	2004	2003
	(in millions)			(in millions)
Net periodic benefit cost	$19	$19	$15	$29	$33	$22
Settlement loss	—	10	1	—	—	—
Special termination benefits	—	—	106	—	—	17
Curtailment loss (gain)	11	—	4	(11)	—	(10)

Subtotal	11	10	111	(11)	—	7

Total cost	$30	$29	$126	$18	$33	$29

In December 2005, Verizon announced that Verizon management employees will no longer earn pension benefits or earn service towards the company retiree medical subsidy after June 30, 2006. In addition, new management employees hired after December 31, 2005 are not eligible for pension benefits and managers with less than 13.5 years of service as of June 30, 2006 are not eligible for company-subsidized retiree healthcare or retiree life insurance benefits. Beginning July 1, 2006, management employees will receive an increased company match on their savings plan contributions.

As a result of these changes, we recorded a loss of $11 million for pension curtailments and a gain of $11 million for retiree medical curtailments, which were recorded in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.”

We recorded pension settlement losses of $10 million in 2004 and $1 million in 2003, related to employees that received lump-sum distributions in connection with the voluntary separation plan that commenced in the fourth quarter of 2003. These charges were recorded in accordance with SFAS No. 88, which requires that settlement losses be recorded once prescribed payment thresholds have been reached.

In connection with the fourth quarter of 2003 management voluntary separation plan, we recorded charges of $106 million and $17 million, respectively, for pension and postretirement benefit enhancements. Also in 2003, we recorded a pension curtailment loss of $4 million and a postretirement benefit gain of $10 million related to a significant reduction of the expected years of future service. In addition, this program resulted in utilization of our employee severance plans and related reserves (see Severance Benefits).

Amounts recognized in the balance sheets consist of:

	Pension		Health Care and Life
	At December 31,		At December 31,
	2005	2004	2005	2004
	(in millions)		(in millions)
Employee benefit obligations	$232	$212	$180	$178

The changes in the employee benefit asset and obligations from year to year were caused by a number of factors, including changes in actuarial assumptions (see Assumptions), curtailments and settlements.

Assumptions

The actuarial assumptions used are based on market interest rates, past experience, and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations.

The weighted-average assumptions used in determining benefit obligations are as follows:

	Pension		Health Care and Life
	At December 31,		At December 31,
	2005	2004	2005	2004
Discount rate	5.75%	5.75%	5.75%	5.75%
Rate of future increases in compensation	4.00	5.00	4.00	4.00

The weighted-average assumptions used in determining net periodic cost are as follows:

	Pension			Health Care and Life
	Years Ended December 31,			Years Ended December 31,
	2005	2004	2003	2005	2004	2003
Discount rate	5.75%	6.25%	6.75%	5.75%	6.25%	6.75%
Expected return on plan assets	8.50	8.50	8.50	7.75	8.50	8.50
Rate of compensation increase	5.00	5.00	5.00	4.00	4.00	4.00

In order to project the long-term target investment return for the total portfolio, estimates are prepared for the total return of each major asset class over the subsequent 10-year period, or longer. Those estimates are based on a combination of factors including the following: current market interest rates and valuation levels, consensus earnings expectations, historical long-term risk premiums and value-added. To determine the aggregate return for the pension trust, the projected return of each individual asset class is then weighted according to the allocation to that investment area in the trust’s long-term asset allocation policy.

The assumed health care cost trend rates are as follows:

	Health Care and Life
	At December 31,
	2005	2004	2003
Health care cost trend rate assumed for next year	10.00%	10.00%	10.00%
Rate to which cost trend rate gradually declines	5.00%	5.00%	5.00%
Year the rate reaches level it is assumed to remain thereafter	2010	2009	2008

Savings Plans and Employee Stock Ownership Plans

Substantially all of our employees are eligible to participate in savings plans maintained by Verizon. Verizon maintains four leveraged employee stock ownership plans (ESOPs) for its employees. Under these plans, a certain percentage of eligible employee contributions are matched with shares of Verizon’s common stock. We recognize savings plan cost based on our matching obligation attributable to our participating employees. We recorded total savings plan costs of $17 million, $16 million, and $18 million in years 2005, 2004, and 2003, respectively.

Severance Benefits

We maintain ongoing severance plans for both management and associate employees, which provide benefits to employees that are terminated. The costs for these plans are accounted for under SFAS No. 112, “Employers’ Accounting for Postemployment Benefits.” We accrue for severance benefits based on the terms of our severance plans over the estimated service periods of the employees. The accruals are also based on the historical run-rate of actual severances and expectations for future severances.

The following table provides an analysis of our severance liability:

Year	Beginning of Year	Charged to Expense(a)	Payments	Other	End of Year
	(in millions)
2005	$18	$4	$(5)	$(1)	$16
2004	104	—	(80)	(6)	18
2003	$28	$139	$(63)	$—	$104

(a)	Includes accruals for ongoing employee severance.

Note 9

Income Taxes

The components of the provision for income taxes are as follows:

	Years Ended December 31,
	2005	2004	2003
	(in millions)
Current
Federal	$536	$432	$524
State and local	85	86	92

	621	518	616

Deferred
Federal	9	97	(26)
State and local	2	26	(6)

	11	123	(32)

Total provision for income taxes	$632	$641	$584

The following table shows the principal reasons for the difference between the effective income tax rate and the statutory federal income tax rate:

	Years Ended December 31,
	2005	2004	2003
	(in millions)
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income tax, net of federal tax benefits	3.4	4.5	3.8
Other, net	(0.3)	0.2	0.7

Effective income tax rate	38.1%	39.7%	39.5%

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of deferred income tax assets/liabilities are shown in the following table:

	At December 31,
	2005	2004
	(in millions)
Deferred income tax assets:
Employee benefits	$182	$171
Uncollectible accounts receivable	31	51
Other	41	30

Gross deferred income tax assets	254	252

Deferred income tax liabilities:
Depreciation	60	50
Deferred directory costs	48	43
Other	—	2

Gross deferred income tax liabilities	108	95

Net deferred income taxes	$146	$157

Amounts included in consolidated balance sheets:
Current assets (in prepaid expenses and other)	$33	$54
Non-current assets	113	103

	$146	$157

No valuation allowance was recorded in 2004 and 2005, because we believe that based on all available evidence it is more likely than not that the gross deferred tax assets will be realized.

Note 10

Segment Information

Reportable Segment

We are managed as a single business segment. Our multi-product business is comprised of yellow and white page directories, SuperPages.com, our online directory and search services, and SuperPages Mobile, our directory and information services on wireless telephones. These products are all offered by our sales force that is located in local markets across the United States.

Note 11

Additional Financial Information

The tables that follow provide additional financial information related to our consolidated financial statements:

Balance Sheet Information

	At December 31,
	2005	2004
	(in millions)
Accounts Receivable
Amounts billed by Verizon Domestic Telecom on behalf of Idearc	$114	$140
Amounts billed by Idearc	318	364
Other	14	51

	446	555
Less: allowance for doubtful accounts	80	135

	$366	$420

Accounts Payable and Accrued Liabilities
Accounts payable	$82	$97
Accrued expenses	76	60
Accrued vacation pay	25	25
Accrued salaries and wages	46	43
Accrued taxes	103	87

	$332	$312

Cash Flow Information

	Years Ended December 31,
	2005	2004	2003
	(in millions)
Cash Paid (Received):
Income taxes, net of amounts refunded	$480	$390	$497
Interest	(15)	(11)	(2)

Note 12

Transactions with Verizon and related Subsidiaries

Our consolidated financial statements include the following transactions with Verizon and related subsidiaries:

	Years Ended December 31,
	2005	2004	2003
	(in millions)
Dividends paid and returns of capital	$1,058	$934	$1,045
Operating expenses	100	106	117
Interest income (expense), net	14	4	2

We reimbursed Verizon for specific goods and services it provided to, or arranged for, us based on tariffed rates, market prices or negotiated terms that approximated market rates. These goods and services included items such as communications and data processing services, office space, professional fees and insurance coverage.

We also reimbursed Verizon for our share of costs incurred by Verizon to provide services on a common basis to all of its subsidiaries. These costs included allocations for legal, security, treasury, tax and audit services. The allocations were based on actual costs incurred by Verizon and periodic studies that identified employees or groups of employees who were totally or partially dedicated to performing activities that benefited us. In addition, we reimbursed Verizon for general corporate costs that indirectly benefited us, including costs for activities such as investor relations, financial planning, marketing services and benefits administration. These allocations were based on actual costs incurred by Verizon, as well as on our size relative to other Verizon subsidiaries. We believe that these cost allocations are reasonable for the services provided. We also believe that these cost allocations are consistent with the nature and approximate amount of the costs that we would have incurred on a stand-alone basis.

In addition, we pay dividends and other distributions to Verizon based upon on available cash balances.

Note 13

Commitments and Contingencies

Litigation

Various lawsuits and other claims typical for a business of our size are pending against us. In addition, from time to time, we receive communications from government or regulatory agencies concerning investigations or allegations of noncompliance with laws or regulations in jurisdictions in which we operate.

We establish reserves for specific liabilities in connection with regulatory and legal actions that we deem to be probable and estimable. In other instances, including the matters described below, we are not able to make a reasonable estimate of any liability because of the uncertainties related to either the outcome and/or the amount of range of loss. We do not expect that the ultimate resolution of pending regulatory and legal matters in future periods, including the matters described below, will have a material effect on our financial condition. However, any potential judgments, fines or penalties relating to these matters may have a material effect on our results of operations in the period in which they are recognized.

We are currently subject to a class action lawsuit and a purported class action lawsuit from current and former sales representatives located in California, New York, Pennsylvania, and New Jersey. The plaintiffs in these cases claim that we reduced their incentive pay through offsets for cancellations, non-renewals and credits on customer accounts and shifted a general business risk of loss to our sales representatives through the assignment of accounts which we allegedly knew would not renew their purchases, or would renew them at a lower level. The plaintiffs seek amounts that they allege were unlawfully deducted from their wages, civil penalties, interest, attorneys’ fees and costs. The plaintiffs also seek amounts for overtime they allege they worked for which they were not paid. These cases are at varying stages of defense and the ultimate outcome is not determinable.

We are subject to a purported class action that was filed on February 28, 2006 with the Washington Superior Court in King County. The plaintiff seeks to represent a class of persons that received a pre-recorded message from Verizon that was delivered by an automatic dialing and answering device (ADAD). The plaintiff claims that the use of an ADAD to deliver a pre-recorded message violates Washington state law and that Verizon transmitted deceptive caller-identification information with the message. The plaintiff, on behalf of himself and the class he purports to represent, seeks an unspecified amount of damages (but not less than $500 per plaintiff) and injunctive and declaratory relief. Our motion for summary judgment, which asserted that the calls at issue did not violate Washington state law, that the claims are pre-empted under the Federal Communications Act and that, if construed in the manner alleged by the plaintiff to create liability as to defendants, the Washington statute would be an unconstitutional restriction on speech, was denied by the trial court. We have filed notice that we intend to seek discretionary review of this order of the trial court with the appellate courts in Washington. The parties have also agreed to a voluntary mediation of the plaintiff’s claims in December and a stay of further trial court proceedings pending the outcome of the mediation. The ultimate outcome of this case is not determinable.

Note 14

Quarterly Financial Information (Unaudited)

Quarter Ended	Operating Revenue	Operating Income	Net Income
	(in millions)
2005
March 31	$869	$429	$265
June 30	850	402	251
September 30	834	434	272
December 31	821	376	237

2004
March 31	$895	$427	$263
June 30	880	400	243
September 30	874	398	238
December 31	864	376	228

Note 15

Subsequent Events

Long-Term Printing Contract with R. R. Donnelley & Sons

On February 16, 2006, we entered into a nine-year printing agreement with R.R. Donnelley and Sons (Donnelley). Transition of all printing work was completed in late March 2006. Beginning in the second quarter of 2006, Donnelley will print all of our directories. Prior to this arrangement, Donnelley printed approximately 60% of our directories and we printed the remaining directories at our own printing plant facilities. By outsourcing all directory printing services to Donnelley, we expect to realize reduced printing and shipping costs over the contract term. Under a separate contract, Donnelley purchased our existing printing plant assets. As a result, we have terminated approximately 250 printing plant employees in the first half of 2006.

Consolidated Statements of Income Idearc Inc. and Subsidiaries

	Nine Months Ended September 30,
(Unaudited)	2006	2005
	(in millions)
Operating Revenue
Print products	$2,241	$2,383
Electronic	167	147
Other	12	23

Total Operating Revenue	2,420	2,553

Operating Expense
Selling	533	456
Cost of sales (exclusive of depreciation and amortization)	474	461
General and administrative	286	303
Depreciation and amortization	67	68

Total Operating Expense	1,360	1,288

Operating Income	1,060	1,265
Interest income and (expense), net	21	10

Income Before Provision for Income Taxes	1,081	1,275
Provision for income taxes	408	487

Net Income	$673	$788

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets Idearc Inc. and Subsidiaries

(Unaudited)	At September 30, 2006	At December 31, 2005
	(in millions)
Assets
Current assets
Note receivable due from Verizon	$480	$348
Accounts receivable, net of allowances of $75 and $80	325	366
Deferred directory costs	136	168
Prepaid expenses and other	49	60

Total current assets	990	942
Property, plant and equipment	459	511
Less: accumulated depreciation	322	347

	137	164

Goodwill	73	70
Other intangible assets, net	107	123
Deferred tax assets	149	113

Total assets	$1,456	$1,412

Liabilities and Parent’s Equity
Current liabilities
Accounts payable and accrued liabilities	$312	$332
Deferred revenue	198	209
Other	30	43

Total current liabilities	540	584
Employee benefit obligations	524	499
Other liabilities	3	4
Parent’s equity	389	325

Total liabilities and parent’s equity	$1,456	$1,412

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows Idearc Inc. and Subsidiaries

	Nine Months Ended September 30,
(Unaudited)	2006	2006
	(in millions)
Cash Flows from Operating Activities
Net income	$673	$788
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	67	68
Employee retirement benefits	33	36
Deferred income taxes	(16)	10
Provision for uncollectible accounts	101	126
Changes in current assets and liabilities
Accounts receivable	(60)	(81)
Deferred directory costs	32	41
Other current assets	(2)	(1)
Accounts payable and accrued liabilities	(49)	(66)
Other, net	15	38

Net cash provided by operating activities	794	959

Cash Flows from Investing Activities
Capital expenditures (including capitalized software)	(40)	(52)
Acquisition	(16)	—
Proceeds from sale of printing assets	20	—
Other, net	16	18

Net cash used in investing activities	(20)	(34)

Cash Flows from Financing Activities
Change in note receivable	(132)	(91)
Dividends paid / returns of capital	(642)	(834)

Net cash used in financing activities	(774)	(925)

Increase (decrease) in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of year	—	—

Cash and cash equivalents, end of period	$—	$—

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements Idearc Inc. and Subsidiaries

(Unaudited)

Note 1

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared based upon Securities and Exchange Commission (SEC) rules that permit reduced disclosure for interim periods. These financial statements reflect all adjustments that are necessary for a fair presentation of results of operations and financial condition for the interim periods shown including normal recurring accruals and other items. The results for the interim periods are not necessarily indicative of results for the full year.

Note 2

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R) “Share-Based Payment” utilizing the modified prospective method. SFAS No. 123(R) requires the measurement of stock-based compensation expense based on the fair value of the award on the date of grant. Under the modified prospective method, the provisions of SFAS No. 123(R) apply to all awards granted or modified after the date of adoption. There was no impact to the Company.

Previously, effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” using the prospective method (as permitted under SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”) for all new awards granted, modified or settled after January 1, 2003.

The Company participates in all employee compensation plans sponsored by Verizon with awards of Verizon common stock.

Verizon Communications Long Term Incentive Plan

The Verizon Communications Long Term Incentive Plan (the “Plan”), effective January 1, 2001, permits the grant of nonqualified stock options, incentive stock options, restricted stock, restricted stock units, performance shares, performance share units and other awards. The maximum number of shares for awards is 200 million.

Restricted Stock Units

The Plan provides for grants of restricted stock units (RSUs) that vest at the end of the third year of the grant. The RSUs are classified as liability awards because the RSUs will be paid in cash upon vesting. The RSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the performance of Verizon’s stock.

Included in the Company’s stock-based compensation expense for the nine months ended September 30, 2006 is a portion of the cost related to restricted stock granted in 2006, 2005 and 2004.

Changes in the Company’s RSUs outstanding for the nine months ended September 30, 2006 were as follows:

	Restricted Shares	Weighted Average Grant-Date Fair Value
	(shares in thousands)
Outstanding restricted stock units at beginning of year	405	$36.12
Granted	324	31.73
Cancels/Forfeitures	(3)	35.29

Outstanding restricted stock units at end of period	726	$33.67

Performance Share Units

The Plan also provides for grants of performance share units (PSUs) that vest at the end of the third year of the grant. The 2006, 2005 and 2004 PSUs will be paid in cash upon vesting. The 2003 PSUs were paid out in February 2006 in Verizon shares.

The target award is determined at the beginning of the period and can increase (to a maximum 200% of the target) or decrease (to zero) based on a key performance measure, Total Shareholder Return (TSR). At the end of the period, the PSU payment is determined by comparing Verizon’s TSR to the TSR of a predetermined peer group and the S&P 500 companies. All payments are subject to approval by the Board’s Compensation Committee. The PSUs are classified as liability awards because the PSU awards will be paid in cash upon vesting. The PSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the performance of Verizon’s stock as well as Verizon’s TSR relative to the peer group’s TSR and S&P 500 TSR.

Changes in the Company’s PSUs outstanding for the nine months ended September 30, 2006 were as follows:

	Restricted Shares	Weighted Average Grant-Date Fair Value
	(shares in thousands)
Outstanding performance share units at beginning of period	1,110	$36.84
Granted	486	31.82
Payments	(196)	38.54
Cancels/Forfeitures	(10)	37.56

Outstanding performance share units at end of period	1,390	$34.23

As of September 30, 2006, unrecognized compensation expense related to the unvested portion of the Company’s RSUs and PSUs was approximately $26 million and is expected to be recognized over a weighted-average period of approximately 2 years.

Other Stock-Based Compensation Expense

After-tax compensation expense for other stock based compensation included in net income as reported for nine months ended September 30, 2006 and 2005 was $13 million and $9 million, respectively.

Stock Options

The Plan provided for grants of stock options to employees at an option price per share of 100% of the fair market value of Verizon Stock on the date of grant. Each grant has a 10 year life, vesting equally over a three year period, starting at the date of the grant. We have not granted new stock options since 2004.

Included in the Company’s stock-based compensation expense for the nine months ended September 30, 2006 is the applicable portion of the cost related to 2003 stock option grants. The stock options granted before 2003 were fully vested as of the beginning of 2005.

Changes in the Company’s stock options outstanding for the first nine months of 2006 were as follows:

	Number of Options	Weighted Average Exercise Price
	(shares in thousands)
Options outstanding, beginning of year	13,621	$47.62
Granted	—	—
Exercised	(66)	32.28
Cancelled	(1,260)	44.53

Options outstanding, end of period	12,295	$48.03

Options exercisable, end of period	11,971	$48.26

For the nine months ended September 30, 2006 and 2005 after-tax compensation expense for stock options was $2 million and $3 million, respectively.

As of September 30, 2006, unrecognized compensation expense related to the unvested portion of stock options was approximately $1 million and is expected to be recognized over the next six months.

Note 3

Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill for the nine months ended September 30, 2006 are as follows:

(dollars in millions)
Balance at December 31, 2005	$70
Acquisitions	20
Goodwill reclassifications and other	(17)

Balance at September 30, 2006	$73

Other Intangible Assets

The major components of our other intangible assets follows:

	At September 30, 2006	At December 31, 2005
	(in millions)
Internal use software:
Gross carrying amount	$264	$292
Less: Accumulated amortization	157	169

Net book value	$107	$123

Internal use software is amortized over a 3 to 7 year period. Amortization expense was $35 million and $34 million for the nine months ended September 30, 2006 and 2005, respectively. This expense is estimated to be $11 million for the remainder of 2006, $39 million in 2007, $27 million in 2008, $16 million in 2009 and $7 million in 2010 for the software capitalized at June 30, 2006.

Note 4

Employee Benefits

We participate in certain Verizon benefit plans. Verizon maintains noncontributory defined benefit pension plans for substantially all employees. In addition, Verizon maintains postretirement health care and life insurance plans for our retirees and their dependents, which are both contributory and non-contributory and include a limit on the company’s share of cost for certain recent and future retirees.

In December 2005, Verizon announced that participants in its management pension plans, including our management employees, will no longer earn pension benefits or earn service towards our retiree medical subsidy after June 30, 2006, after receiving an 18-month enhancement of the value of their pension and retiree medical subsidy. In addition, new management employees hired after December 31, 2005, are not eligible for pension benefits and managers with less than 13.5 years of service as of June 30, 2006, are not eligible for company-subsidized retiree healthcare or retiree life insurance benefits. Beginning July 1, 2006, management employees received an increased company match on their savings plan contributions.

Net Periodic Cost

The following table summarizes the benefit costs related to our pension and postretirement health care and life insurance plans:

	Pension		Health Care and Life
	2006	2005	2006	2005
	(in millions)
Nine Months Ended September 30,
Net periodic benefit cost	$14	$14	$23	$22
Settlement (gains)	(4)	—	—	—

Total Cost	$10	$14	$23	$22

During the third quarter, one of Verizon’s pension plans’ lump sum pension distributions surpassed the settlement threshold equal to the sum of service cost and interest cost requiring settlement recognition for all cash settlements year to date and recorded a $4 million settlement gain.

Employer Contributions

During the nine months ended September 30, 2006, we made no contributions to our qualified pension trusts, and contributed $2 million to our nonqualified pension plans and $14 million to our other postretirement benefit plans.

Severance Benefits

During the nine months ended September 30, 2006, we paid severance benefits of $8 million. At September 30, 2006, we had a remaining severance liability of $11 million, which includes future contractual payments to employees separated as of September 30, 2006.

Note 5

Sale of Printing Assets

Long-Term Printing Contract with R. R. Donnelley & Sons

On February 16, 2006, we entered into a nine year printing agreement with R.R. Donnelley & Sons, Inc. (Donnelley). Transition of all printing work was completed in late March 2006. Beginning in the second quarter of 2006, Donnelley printed all of the company’s directories. Prior to this arrangement, Donnelley printed approximately 60% of the company’s directories and we printed the remaining directories at our own printing plant facilities. By outsourcing all directory printing services to Donnelley, we expect to realize reduced printing and shipping costs over the contract term. Under a separate contract, Donnelley purchased our existing printing plant assets. As a result, we have terminated approximately 250 printing plant employees in the first half of 2006.

Note 6

Acquisition

On July 20, 2006 we purchased Inceptor Inc., a provider of search marketing technology, for approximately $16 million. Inceptor was a privately held company with 45 employees. This transaction will help SuperPages.com to further maximize Internet traffic to advertisers who want qualified sales leads. The transaction complements existing search engine marketing products both companies provide. Inceptor earlier this year launched an enhanced version of its BidCenter platform for managing pay-per-click advertising that features specialized functionality designed for interactive advertising agencies and resellers.

Schedule II—Valuation and Qualifying Accounts

Idearc Inc.

For the Years Ended December 31, 2005, 2004 and 2003

	Balance at Beginning of Period	Additions Charged to Expenses(a)	Deductions(b)	Balance at End of Period
	(in millions)
Allowance for Uncollectible Accounts Receivable:
Year 2005	$135	218	(273)	$80
Year 2004	$150	306	(321)	$135
Year 2003	$171	356	(377)	$150

(a)	Includes sales allowance (recorded as contra revenue) and bad debt expense.
(b)	Amounts written off as sales adjustments and uncollectibles, net of recoveries.